Exhibit 99.1

KB Financial Group Inc.

Consolidated Interim Financial Statements

June 30, 2020

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KB Financial Group Inc.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of June 30, 2020, the consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2020, changes in equity and cash flows for the six-month period ended June 30, 2020 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Emphasis of matters

The following matters may be helpful to the readers in their understanding of the condensed consolidated interim financial statements. Our review conclusion is not affected by these matters.

(1) Uncertainty due to COVID-19 pandemic

As described in Note 38. (3) to the condensed consolidated interim financial statements, the ongoing COVID-19 pandemic has increased the estimation uncertainty on the Group’s expected credit losses on certain portfolios and potential impairment on assets and may have negative impacts on the Group’s consolidated financial statements. In preparation of the condensed consolidated interim financial statements as of and for the six-month period ended June 30, 2020, the Group has recognized additional provisions for expected credit losses by updating the forward-looking information used to estimate expected credit losses and expanding the factors considered in determining whether there was a significant increase in credit risk.

(2) Uncertainty related to provisional amounts recognized in connection with a business combination

As described in Note 42 to the condensed consolidated interim financial statements, in connection with the acquisition of PRASAC Microfinance Institution PLC. in April 2020, the Group is in the process of obtaining new information about the facts and circumstances that existed as of the acquisition date and has not completed the accounting for the business combination as of June 30, 2020. During the measurement period permitted by K-IFRS No. 1103 “Business Combinations”, if these facts and circumstances affect the measurement, the Group shall retrospectively adjust the provisional amounts recognized as of the acquisition date reported in the condensed consolidated interim financial statements.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The accompanying consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2019, changes in equity and cash flows for the six-month period ended June 30, 2019, were reviewed by other auditors whose report thereon, dated August 14, 2019, expressed that nothing came to their attention that caused them to believe that those interim financial statements are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

The consolidated statement of financial position of the Group as of December 31, 2019, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by other auditors in accordance with Korean Standards on Auditing and their report thereon, dated March 5, 2020, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2019, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated statement of financial position from which it has been derived.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

August 14, 2020

This report is effective as of August 14, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2020 and December 31, 2019

(in millions of Korean won)	Notes	June 30, 2020 (Unaudited)		December 31, 2019
Assets
Cash and due from financial institutions	4,6,7,37	~~W~~	22,509,456	~~W~~	20,837,878
Financial assets at fair value through profit or loss	4,6,11		58,652,981		53,549,086
Derivative financial assets	4,6,8		3,952,910		3,190,673
Loans at amortized cost	4,6,9,10		367,862,483		339,684,059
Financial investments	4,6,11		74,810,309		71,782,606
Investments in associates and joint ventures	12		691,700		598,240
Property and equipment	13		5,005,926		5,067,377
Investment property	13		2,848,208		2,827,988
Intangible assets	14		3,053,762		2,737,813
Net defined benefit assets	23		—		946
Current income tax assets			22,324		19,095
Deferred income tax assets	15,32		27,498		3,597
Assets held for sale	16		49,142		23,151
Other assets	4,6,17		29,989,932		18,215,608

Total assets		~~W~~	569,476,631	~~W~~	518,538,117

Liabilities
Financial liabilities at fair value through profit or loss	4,6,18	~~W~~	13,366,437	~~W~~	15,368,153
Derivative financial liabilities	4,6,8		4,290,818		3,007,341
Deposits	4,6,19		327,743,474		305,592,771
Debts	4,6,20		46,917,615		37,818,860
Debentures	4,6,21		57,422,807		50,935,583
Provisions	22		595,057		527,929
Net defined benefit liabilities	23		347,518		253,989
Current income tax liabilities			482,107		432,431
Deferred income tax liabilities	15,32		820,912		777,793
Insurance contract liabilities	36		36,117,918		34,966,683
Other liabilities	4,6,24		41,067,869		29,737,259

Total liabilities			529,172,532		479,418,792

Equity
Share capital	25		2,090,558		2,090,558
Hybrid securities	25		798,116		399,205
Capital surplus	25		16,728,115		17,122,777
Accumulated other comprehensive income	25,34		290,258		348,021
Retained earnings	25		20,793,865		19,709,545
Treasury shares	25		(1,136,188)		(1,136,188)

Equity attributable to shareholders of the Parent Company	25		39,564,724		38,533,918
Non-controlling interests			739,375		585,407

Total equity			40,304,099		39,119,325

Total liabilities and equity		~~W~~	569,476,631	~~W~~	518,538,117

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2020 and 2019

(in millions of Korean won, except per share amounts)	Notes	2020 (Unaudited)				2019 (Unaudited)
		Three months		Six months		Three months		Six months
Interest income		~~W~~	3,601,771	~~W~~	7,221,747	~~W~~	3,693,946	~~W~~	7,340,389
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			3,432,900		6,872,874		3,509,863		6,973,537
Interest income from financial instruments at fair value through profit or loss			168,871		348,873		184,083		366,852
Interest expense			(1,267,724)		(2,538,499)		(1,396,845)		(2,791,222)

Net interest income	5,26		2,334,047		4,683,248		2,297,101		4,549,167

Fee and commission income			1,093,907		2,135,370		965,765		1,877,476
Fee and commission expense			(382,725)		(754,056)		(380,734)		(741,798)

Net fee and commission income	5,27		711,182		1,381,314		585,031		1,135,678

Insurance income			3,566,891		6,837,454		3,028,408		6,156,219
Insurance expense			(3,464,529)		(6,656,998)		(2,906,613)		(5,925,641)

Net insurance income	5,36		102,362		180,456		121,795		230,578

Net gains on financial instruments at fair value through profit or loss before applying overlay approach			394,254		295,715		251,667		524,263
Net losses on overlay approach adjustments			(21,024)		(60,997)		(122,254)		(195,178)

Net gains on financial assets/liabilities at fair value through profit or loss	5,28		373,230		234,718		129,413		329,085

Net other operating expenses	5,29		(247,882)		(464,808)		(234,183)		(480,511)

General and administrative expenses	5,23,30		(1,586,409)		(3,045,606)		(1,486,967)		(3,000,845)

Operating profit before provision for credit losses	5		1,686,530		2,969,322		1,412,190		2,763,152

Provision for credit losses	5,7,10,11,17,22		(296,075)		(539,748)		(102,032)		(293,745)

Net operating income	5		1,390,455		2,429,574		1,310,158		2,469,407

Share of profit (losses) of investments in associates and joint ventures	5,12		(9,798)		(12,835)		578		4,782
Net other non-operating income (losses)	5,31		(4,451)		(21,137)		48,069		50,559

Net non-operating income (expenses)			(14,249)		(33,972)		48,647		55,341

Profit before income tax	5		1,376,206		2,395,602		1,358,805		2,524,748
Income tax expense	5,32		(383,729)		(664,188)		(367,338)		(687,351)

Profit for the period	5		992,477		1,731,414		991,467		1,837,397

(Continued)	4

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2020 and 2019 (cont’d)

(in millions of Korean won, except per share amounts)	Notes	2020 (Unaudited)				2019 (Unaudited)
		Three months		Six months		Three months		Six months
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23	~~W~~	(925)	~~W~~	(2,149)	~~W~~	(1,703)	~~W~~	(4,738)
Share of other comprehensive income of associates and joint ventures			—		23		—		—
Revaluation gains (losses) on equity instruments at fair value through other comprehensive income			218,452		6,491		(63,683)		(32,490)
Fair value changes on financial liabilities designated at fair value due to own credit risk			10,138		29,967		(9,940)		(21,930)

			227,665		34,332		(75,326)		(59,158)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations			(38,142)		43,180		21,627		55,306
Net gains on debt instruments at fair value through other comprehensive income			121,775		88,916		94,299		151,531
Shares of other comprehensive income of investments in associates and joint ventures			11,364		3,263		2,697		5,935
Cash flow hedges			(662)		(39,186)		(19,654)		(38,358)
Gains (losses) on hedges of a net investment in a foreign operation			13,453		1,293		(4,679)		(8,026)
Other comprehensive income arising from separate account			4,241		3,908		16,048		32,070
Net gains on overlay approach adjustment	36		15,119		44,175		89,497		141,276

			127,148		145,549		199,835		339,734

Other comprehensive income for the period, net of tax			354,813		179,881		124,509		280,576

Total comprehensive income for the period		~~W~~	1,347,290	~~W~~	1,911,295	~~W~~	1,115,976	~~W~~	2,117,973

Profit attributable to:	5
Shareholders of the Parent Company	5	~~W~~	981,886	~~W~~	1,711,340	~~W~~	991,192	~~W~~	1,836,844
Non-controlling interests	5		10,591		20,074		275		553

		~~W~~	992,477	~~W~~	1,731,414	~~W~~	991,467	~~W~~	1,837,397

Total comprehensive income for the period attributable to:
Shareholders of the Parent Company		~~W~~	1,339,625	~~W~~	1,894,163	~~W~~	1,115,518	~~W~~	2,117,052
Non-controlling interests			7,665		17,132		458		921

		~~W~~	1,347,290	~~W~~	1,911,295	~~W~~	1,115,976	~~W~~	2,117,973

Earnings per share (in Korean won)	35
Basic earnings per share		~~W~~	2,512	~~W~~	4,375	~~W~~	2,534	~~W~~	4,678
Diluted earnings per share			2,493		4,340		2,518		4,647

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2020 and 2019

(in millions of Korean won)	Equity attributable to shareholders of the Parent Company
	Share Capital		Hybrid Securities		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Non-controlling Interests		Total Equity
Balance at January 1, 2019	~~W~~	2,090,558	~~W~~	—	~~W~~	17,121,660	~~W~~	177,806	~~W~~	17,282,441	~~W~~	(968,549)	~~W~~	9,111	~~W~~	35,713,027
Comprehensive income
Profit for the period		—		—		—		—		1,836,844		—		553		1,837,397
Remeasurements of net defined benefit liabilities		—		—		—		(4,738)		—		—		—		(4,738)
Exchange differences on translating foreign operations		—		—		—		54,938		—		—		368		55,306
Net gains (losses) on financial instruments at fair value through other comprehensive income		—		—		—		137,450		(18,409)		—		—		119,041
Shares of other comprehensive income of investments in associates and joint ventures		—		—		—		5,935		—		—		—		5,935
Cash flow hedges		—		—		—		(38,358)		—		—		—		(38,358)
Losses on hedges of a net investment in a foreign operation		—		—		—		(8,026)		—		—		—		(8,026)
Other comprehensive income arising from separate account		—		—		—		32,070		—		—		—		32,070
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		(21,930)		—		—		—		(21,930)
Net gains on overlay approach adjustments		—		—		—		141,276		—		—		—		141,276

Total comprehensive income for the period		—		—		—		298,617		1,818,435		—		921		2,117,973

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(759,736)		—		—		(759,736)
Issuance of hybrid securities		—		399,085		—		—		—		—		—		399,085
Dividends on hybrid securities		—		—		—		—		(2,141)		—		—		(2,141)
Acquisition of treasury shares		—		—		—		—		—		(267,639)		—		(267,639)
Others		—		—		1,678		—		—		—		63		1,741

Total transactions with shareholders		—		399,085		1,678		—		(761,877)		(267,639)		63		(628,690)

Balance at June 30, 2019 (Unaudited)	~~W~~	2,090,558	~~W~~	399,085	~~W~~	17,123,338	~~W~~	476,423	~~W~~	18,338,999	~~W~~	(1,236,188)	~~W~~	10,095	~~W~~	37,202,310

Balance at January 1, 2020	~~W~~	2,090,558	~~W~~	399,205	~~W~~	17,122,777	~~W~~	348,021	~~W~~	19,709,545	~~W~~	(1,136,188)	~~W~~	585,407	~~W~~	39,119,325

Comprehensive income
Profit for the period		—		—		—		—		1,711,340		—		20,074		1,731,414
Remeasurements of net defined benefit liabilities		—		—		—		(2,150)		—		—		1		(2,149)
Exchange differences on translating foreign operations		—		—		—		46,122		—		—		(2,942)		43,180
Net gains (losses) on financial instruments at fair value through other comprehensive income		—		—		—		(145,178)		240,585		—		—		95,407
Shares of other comprehensive income of investments in associates and joint ventures		—		—		—		3,286		—		—		—		3,286
Cash flow hedges		—		—		—		(39,186)		—		—		—		(39,186)
Gains on hedges of a net investment in a foreign operation		—		—		—		1,293		—		—		—		1,293
Other comprehensive income arising from separate account		—		—		—		3,908		—		—		—		3,908
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		29,967		—		—		—		29,967
Net gains on overlay approach adjustments		—		—		—		44,175		—		—		—		44,175

Total comprehensive income for the period		—		—		—		(57,763)		1,951,925		—		17,133		1,911,295

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(861,092)		—		—		(861,092)
Issuance of hybrid securities		—		398,911		—		—		—		—		—		398,911
Dividends on hybrid securities		—		—		—		—		(6,513)		—		(9,129)		(15,642)
Non-controlling interests changes in business combination		—		—		—		—		—		—		144,443		144,443
Others		—		—		(394,662)		—		—		—		1,521		(393,141)

Total transactions with shareholders		—		398,911		(394,662)		—		(867,605)		—		136,835		(726,521)

Balance at June 30, 2020 (Unaudited)	~~W~~	2,090,558	~~W~~	798,116	~~W~~	16,728,115	~~W~~	290,258	~~W~~	20,793,865	~~W~~	(1,136,188)	~~W~~	739,375	~~W~~	40,304,099

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2020 and 2019

(in millions of Korean won)	Notes	2020 (Unaudited)		2019 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	1,731,414	~~W~~	1,837,397

Adjustment for non-cash items
Net losses (gain) on financial assets/liabilities at fair value through profit or loss			(165,613)		(104,778)
Net gain on derivative financial instruments for hedging purposes			67,652		(10,785)
Adjustment of fair value of derivative financial instruments			(3,198)		(737)
Provision for credit loss			539,748		293,745
Net gain on financial investments			(231,757)		(96,935)
Share of loss (profit) of associates and joint ventures			12,835		(4,782)
Depreciation and amortization expense			416,290		363,094
Depreciation and amortization expense on VOBA			88,909		98,808
Other net gain on property and equipment/intangible assets			(7,439)		(25,503)
Share-based payments			1,396		13,327
Policy reserve appropriation			1,143,101		803,320
Post-employment benefits			115,454		114,629
Net interest income			265,695		186,885
Net losses (gain) on foreign currency translation			19,006		5,709
Net other expense			247,388		199,028

			2,509,467		1,835,025

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss			(2,168,493)		3,569,710
Derivative financial instruments			205,771		(282,903)
Loans at fair value through other comprehensive income			33,980		8,806
Loans at amortized cost			(26,320,188)		(5,720,150)
Current income tax assets			310		(9,306)
Deferred income tax assets			(21,291)		174
Other assets			(11,876,155)		(11,506,425)
Financial liabilities at fair value through profit or loss			(1,567,136)		1,474,193
Deposits			21,617,830		11,270,604
Current income tax liabilities			49,190		(372,386)
Deferred income tax liabilities			(21,914)		249,145
Other liabilities			6,180,046		6,976,272

			(13,888,050)		5,657,734

Net cash inflow (outflow) from operating activities			(9,647,169)		9,330,156

(Continued)	7

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2020 and 2019 (cont’d)

(in millions of Korean won)	Notes	2020 (Unaudited)		2019 (Unaudited)
Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes		~~W~~	(116,025)	~~W~~	(107,293)
Disposal of financial assets at fair value through profit or loss			7,182,125		6,186,775
Acquisition of financial assets at fair value through profit or loss			(8,581,519)		(6,598,127)
Disposal of financial investments			49,832,928		42,122,954
Acquisition of financial investments			(52,213,936)		(44,335,453)
Disposal in investments in associates and joint ventures			21,728		9,670
Acquisition of investments in associates and joint ventures			(142,464)		(19,028)
Disposal of property and equipment			1,095		19,756
Acquisition of property and equipment			(165,489)		(226,683)
Disposal of investment property			13,200		69,053
Acquisition of investment property			(53,073)		(486,236)
Disposal of intangible assets			9,142		851
Acquisition of intangible assets			(86,796)		(98,666)
Net cash flows from the change in subsidiaries			(71,159)		(134,968)
Others			54,747		58,011

Net cash outflow from investing activities			(4,315,496)		(3,539,384)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(28,592)		(14,483)
Net increase (decrease) in debts			8,752,422		(3,299,433)
Increase in debentures			59,153,157		47,270,138
Decrease in debentures			(53,014,333)		(49,945,328)
Increase (decrease) in other payables from trust accounts			1,366,258		(98,727)
Dividends paid			(861,092)		(759,736)
Acquisition of treasury shares			—		(269,219)
Issuance of hybrid securities			398,911		399,085
Dividends paid on hybrid securities			(19,104)		—
Redemption of principal elements of lease payments			(119,132)		(116,569)
Others			(19,915)		58,882

Net cash inflow (outflow) from financing activities			15,608,580		(6,775,390)

Effect of exchange rate changes on cash and cash equivalents			(20,233)		95,553

Net increase (decrease) in cash and cash equivalents			1,625,682		(889,065)
Cash and cash equivalents at the beginning of the period	37		6,123,725		6,642,816

Cash and cash equivalents at the end of the period	37	~~W~~	7,749,407	~~W~~	5,753,751

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017. KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017.

The Parent Company’s share capital as of June 30, 2020, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangeul”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group’s consolidated interim financial statements for the six-month period ended June 30, 2020, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting and contain less information than is required in annual consolidated financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Group since the end of the previous annual reporting period. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of June 30, 2020.

2.1.1 New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2020.

•	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To assess whether an acquired set of activities and assets is a business, the amendments requires an entity to consider whether an input has the ability to contribute to the creation of outputs significantly and whether a process is substantive, and to exclude economic benefits from lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single identifiable asset or a group of similar assets, the assets acquired would not represent a business. The amendment does not have a significant impact on the financial statements. However, the amendment may have impact on the financial statements if business combination occurs in the future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

2.1.1 New and amended standards and interpretations adopted by the Group (cont’d)

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Materiality

The amendments clarify the explanation of the definition of materiality. The feature of information users needs to be considered when the Group determines the information to be disclosed and the effects of immaterial information as well as omission or misstatement of material information when determining materiality. The amendment does not have a significant impact on the financial statements.

•	The IFRS Interpretations Committee (IFRIC) Agenda Decision – Lease term

On December 16, 2019, the IFRS Interpretations Committee announced an interpretation of the “lease term and useful life of leasehold improvements”. This interpretation deals with how to determine the lease term of a cancellable lease or a renewable lease and whether the useful life of non-removable leasehold improvements is limited by the relevant lease term. According to this interpretation, the Group should identify factors to consider the broader economic penalty, reflect identified factors to accounting policies, and calculate lease term based on accounting policy.

The Group is assessing the impact that the change in accounting policy of enforceable period will have on the Group’s financial statements, and the Group will apply the impact in the financial statements once the assessment is completed.

2.1.2 New and amended standards and interpretations early adopted by the Group

•	Amendments to Korean IFRS 1109 Financial Instruments, 1107 Financial Instruments: Disclosure – Interest Rate Benchmark Reform

These amendments provide exceptions applying hedge accounting even though interest rate benchmark reform gives rise to uncertainties. In the hedging relationship, an entity shall assume that the interest rate benchmark on which the hedge cash flows are based is not altered as a result of interest rate benchmark reform when determining whether a forecast transaction is highly probable and prospectively assessing hedging effectiveness. For a hedge of a non-contractually specified benchmark component of interest rate risk, an entity shall apply the requirement that the risk component shall be separately identifiable only at the inception of the hedging relationship. The application of this exception is ceased either when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the hedge item, or when the hedging relationship that the hedge item is part of is discontinued. The Group early adopted the amendments since 2019 as the amendments allow the early adoption.

The significant benchmark interest rate indicators for the hedge relationship are LIBOR, CD; the hedge accounting in Note 8 directly affected by these amendments.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

2.1.3 New and amended standards and interpretations not yet adopted by the Group

The following new accounting standards and interpretations that have been published that are not mandatory for June 30, 2020 reporting periods and have not been early adopted by the Group.

•	Amendments to Korean IFRS 1116 Leases – Practical expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the rent concession the same way it would account for the change applying this Standard if the change were not a lease modification. These amendments should be applied for annual periods beginning on or after June 1, 2020, and earlier application of permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of the consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Significant accounting estimates and assumptions applied in the preparation of these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2019, except for the estimates used to determine income tax expense.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated financial statements have been consistently applied to all periods presented, except for the impact of changes due to adopting new and amended standards and interpretations.

3.1 Income Tax Expenses for the Interim Period

Income tax expense for the interim period is measured applying the expected average annual income tax rate for the expected total annual income.

3.2 Assessment of expected credit losses on financial instruments related to COVID-19

The spread of COVID-19 in 2020 has a negative impact on the global economy despite of the Korean government’s financial and economic stabilization packages. Compared to the macroeconomic forecast at the end of 2019, there was a significant change in forward-looking information affecting the expected credit losses during the six-month period ended June 30, 2020. Accordingly, the Group was provided with several economic forecast scenarios assuming changes in macroeconomic conditions based on the level of COVID-19 pandemic from KB Research Institute. The Group comprehensively reviewed the possibility of occurrence for each scenario and recalculated the forward-looking information, and reflected its effect on the expected credit losses by using statistical evaluation method. Also, the Group proactively managed the credit risk to be increased in the future by extending the range of the subject applying lifetime expected credit losses for loans which are highly affected by COVID-19. The Group will continue to monitor the impact of COVID-19 on the expected credit losses, taking into consideration the duration of the impact on the economy as a whole and the government policy.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured and managed in Economic Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk management organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite. The Committee approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.1.2 Risk management organization (cont’d)

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s economic capital limit and managing detailed policies, procedures and working processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

The Group uses definition of default as defined and applied in the calculation of Capital Adequacy Ratio (Basel III) in accordance with the new Basel Accord.

4.2.2 Credit risk management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. Especially, the loan analysis department of Kookmin Bank, one of the subsidiaries, is responsible for loan policy, loan limit, loan review, credit management, restructuring and subsequent event management, independently of operating department. On the other hand, risk management group of Kookmin Bank is responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Financial assets
Due from financial institutions at amortized cost[1]	~~W~~	19,610,100	~~W~~	18,142,960
Financial assets at fair value through profit or loss
Due from financial institutions		135,780		216,367
Securities		55,275,753		50,721,526
Loans		1,453,065		427,545
Financial instruments indexed to the price of gold		78,444		79,805
Derivatives		3,952,910		3,190,673
Loans at amortized cost[1]		367,862,483		339,684,059
Financial investments
Securities measured at fair value through other comprehensive income		45,640,856		43,556,848
Securities at amortized cost[1]		26,727,492		25,346,555
Loans measured at fair value through other comprehensive income		350,969		375,098
Other financial assets[1]		20,291,563		9,147,059

		541,379,415		490,888,495

Off-balance sheet items
Acceptances and guarantees contracts		7,961,873		8,327,494
Financial guarantee contracts		4,625,260		3,847,390
Commitments		162,568,689		151,797,615

		175,155,822		163,972,499

	~~W~~	716,535,237	~~W~~	654,860,994

[1]	Due from financial institutions, loans and securities measured at amortized cost and other financial assets are net of allowance.

4.2.4 Credit risk of loans

The Group maintains an allowance for credit losses associated with credit risk on loans to manage its credit risk.

The Group assesses expected credit loss on financial asset at amortized cost and financial asset at fair value through other comprehensive income other than financial asset at fair value through profit or loss and recognizes loss allowance. Expected credit losses are a probability-weighted estimate of possible credit losses within certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Group assesses the expected credit losses for loans categorized in financial assets at amortized cost, and presents it with the name of account ‘allowance for credit losses’ netting from the related carrying amounts. For the expected credit losses for loans categorized in financial assets at fair value through other comprehensive income, the Group presents it in other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.4 Credit risk of loans (cont’d)

Loans as of June 30, 2020 and December 31, 2019, are classified as follows:

(In millions of Korean won)	June 30, 2020
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Loans at amortized cost[1]
Corporate
Grade 1	~~W~~	97,514,479	~~W~~	3,950,622	~~W~~	5,222	~~W~~	—	~~W~~	101,470,323
Grade 2		62,697,095		6,135,382		19,168		—		68,851,645
Grade 3		2,696,361		2,298,440		2,872		—		4,997,673
Grade 4		562,805		858,073		21,274		—		1,442,152
Grade 5		26,075		436,688		713,109		—		1,175,872

		163,496,815		13,679,205		761,645		—		177,937,665

Retail
Grade 1		152,870,419		3,216,652		10,365		—		156,097,436
Grade 2		9,143,754		4,075,681		36,840		—		13,256,275
Grade 3		2,300,763		1,332,635		13,677		—		3,647,075
Grade 4		185,305		410,531		13,314		—		609,150
Grade 5		11,485		577,695		544,197		—		1,133,377

		164,511,726		9,613,194		618,393		—		174,743,313

Credit card
Grade 1		7,782,894		90,937		—		—		7,873,831
Grade 2		5,388,635		626,317		—		—		6,014,952
Grade 3		1,848,891		1,238,088		—		—		3,086,979
Grade 4		7,482		136,715		—		—		144,197
Grade 5		3,125		103,153		501,364		—		607,642

		15,031,027		2,195,210		501,364		—		17,727,601

		343,039,568		25,487,609		1,881,402		—		370,408,579

Loans at fair value through other comprehensive income
Corporate
Grade 1		240,254		—		—		—		240,254
Grade 2		110,715		—		—		—		110,715
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		350,969		—		—		—		350,969

		350,969		—		—		—		350,969

	~~W~~	343,390,537	~~W~~	25,487,609	~~W~~	1,881,402	~~W~~	—	~~W~~	370,759,548

[1]	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.4 Credit risk of loans (cont’d)

(In millions of Korean won)	December 31, 2019
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Loans at amortized cost[1]
Corporate
Grade 1	~~W~~	83,839,707	~~W~~	2,621,898	~~W~~	1,000	~~W~~	—	~~W~~	86,462,605
Grade 2		58,057,809		4,683,445		7,052		—		62,748,306
Grade 3		2,650,199		2,187,662		4,194		—		4,842,055
Grade 4		518,108		900,386		4,605		—		1,423,099
Grade 5		16,648		355,893		805,938		—		1,178,479

		145,082,471		10,749,284		822,789		—		156,654,544

Retail
Grade 1		146,265,744		3,611,001		8,155		—		149,884,900
Grade 2		7,081,846		4,433,832		29,304		—		11,544,982
Grade 3		2,080,690		1,541,647		11,366		—		3,633,703
Grade 4		185,081		387,811		9,722		—		582,614
Grade 5		10,180		587,448		545,295		—		1,142,923

		155,623,541		10,561,739		603,842		—		166,789,122

Credit card
Grade 1		8,390,177		96,052		—		—		8,486,229
Grade 2		5,695,069		719,065		—		—		6,414,134
Grade 3		1,558,999		1,161,396		—		—		2,720,395
Grade 4		26,404		390,941		—		—		417,345
Grade 5		350		135,630		474,327		—		610,307

		15,670,999		2,503,084		474,327		—		18,648,410

		316,377,011		23,814,107		1,900,958		—		342,092,076

Loans at fair value through other comprehensive income
Corporate
Grade 1		241,524		—		—		—		241,524
Grade 2		133,574		—		—		—		133,574
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		375,098		—		—		—		375,098

		375,098		—		—		—		375,098

	~~W~~	316,752,109	~~W~~	23,814,107	~~W~~	1,900,958	~~W~~	—	~~W~~	342,467,174

[1]	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.4 Credit risk of loans (cont’d)

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	76,590,941	~~W~~	4,972,080	~~W~~	181,545	~~W~~	81,744,566
Deposits and savings		4,277,032		111,721		9,050		4,397,803
Property and equipment		11,120,314		665,869		50,825		11,837,008
Real estate		164,134,705		11,051,794		434,345		175,620,844

	~~W~~	256,122,992	~~W~~	16,801,464	~~W~~	675,765	~~W~~	273,600,221

(In millions of Korean won)	December 31, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	70,183,658	~~W~~	3,839,736	~~W~~	179,825	~~W~~	74,203,219
Deposits and savings		4,478,032		118,221		8,034		4,604,287
Property and equipment		10,014,552		582,109		55,410		10,652,071
Real estate		155,769,901		10,839,595		417,815		167,027,311

	~~W~~	240,446,143	~~W~~	15,379,661	~~W~~	661,084	~~W~~	256,486,888

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.5 Credit quality of securities

Financial investments excluding equity securities that are exposed to credit risk as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of Korean won)	June 30, 2020
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Securities at amortized cost[1]
Grade 1	~~W~~	26,597,288	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	26,597,288
Grade 2		84,792		—		—		—		84,792
Grade 3		39,602		7,820		—		—		47,422
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		26,721,682		7,820		—		—		26,729,502

Securities measured at fair value through other comprehensive income
Grade 1		42,110,670		—		—		—		42,110,670
Grade 2		3,507,561		—		—		—		3,507,561
Grade 3		11,200		8,784		—		—		19,984
Grade 4		2,641		—		—		—		2,641
Grade 5		—		—		—		—		—

		45,632,072		8,784		—		—		45,640,856

	~~W~~	72,353,754	~~W~~	16,604	~~W~~	—	~~W~~	—	~~W~~	72,370,358

[1]	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.5 Credit quality of securities (cont’d)

(In millions of Korean won)	December 31, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Securities at amortized cost[1]
Grade 1	~~W~~	25,147,636	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	25,147,636
Grade 2		157,881		—		—		—		157,881
Grade 3		42,710		—		—		—		42,710
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		25,348,227		—		—		—		25,348,227

Securities measured at fair value through other comprehensive income
Grade 1		40,206,856		—		—		—		40,206,856
Grade 2		3,337,327		—		—		—		3,337,327
Grade 3		12,665		—		—		—		12,665
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		43,556,848		—		—		—		43,556,848

	~~W~~	68,905,075	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	68,905,075

[1]	Before netting of allowance

The credit qualities of securities, excluding equity securities according to the credit ratings by external rating agencies as of June 30, 2020 and December 31, 2019, are as follows:

Credit quality	Domestic				Foreign

	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.6 Credit risk of due from financial institutions

The credit quality of due from financial institutions as of June 30, 2020 and December 31, 2019, is classified as follows:

(In millions of Korean won)	June 30, 2020
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions at amortized cost[1]
Grade 1	~~W~~	18,124,524	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,124,524
Grade 2		120,074		—		—		—		120,074
Grade 3		453,342		—		—		—		453,342
Grade 4		652,243		—		—		—		652,243
Grade 5		262,286		1,591		330		—		264,207

	~~W~~	19,612,469	~~W~~	1,591	~~W~~	330	~~W~~	—	~~W~~	19,614,390

[1]	Before netting of allowance

(In millions of Korean won)	December 31, 2019
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions at amortized cost[1]
Grade 1	~~W~~	17,292,966	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	17,292,966
Grade 2		149,927		—		—		—		149,927
Grade 3		677,249		—		—		—		677,249
Grade 4		—		—		—		—		—
Grade 5		13,991		13,179		360		—		27,530

	~~W~~	18,134,133	~~W~~	13,179	~~W~~	360	~~W~~	—	~~W~~	18,147,672

[1]	Before netting of allowance

The credit qualities of due from financial institutions according to the credit ratings by external rating agencies as of June 30, 2020 and December 31, 2019 is same as the credit qualities of securities, excluding equity securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.7 Credit risk concentration analysis

Details of the Group’s loans by jurisdiction as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	173,061,570	~~W~~	166,219,827	~~W~~	17,724,951	~~W~~	357,006,348	95.91	~~W~~	(2,391,695)	~~W~~	354,614,653
Europe		—		2,024,015		—		2,024,015	0.54		(8,718)		2,015,297
China		—		4,757,138		1,182		4,758,320	1.28		(23,709)		4,734,611
Japan		103		875,106		16		875,225	0.24		(786)		874,439
United States		—		2,627,880		—		2,627,880	0.71		(17,199)		2,610,681
Cambodia		1,297,175		2,171,427		—		3,468,602	0.93		(95,135)		3,373,467
Others		384,465		1,066,306		1,452		1,452,223	0.39		(8,854)		1,443,369

	~~W~~	174,743,313	~~W~~	179,741,699	~~W~~	17,727,601	~~W~~	372,212,613	100.00	~~W~~	(2,546,096)	~~W~~	369,666,517

(In millions of Korean won)	December 31, 2019
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	166,310,457	~~W~~	149,149,657	~~W~~	18,642,111	~~W~~	334,102,225	97.44	~~W~~	(2,363,332)	~~W~~	331,738,893
Europe		—		1,118,429		—		1,118,429	0.33		(4,181)		1,114,248
China		—		3,135,501		358		3,135,859	0.91		(20,654)		3,115,205
Japan		101		647,956		81		648,138	0.19		(576)		647,562
United States		—		2,333,269		—		2,333,269	0.68		(9,205)		2,324,064
Others		478,564		1,072,375		5,860		1,556,799	0.45		(10,069)		1,546,730

	~~W~~	166,789,122	~~W~~	157,457,187	~~W~~	18,648,410	~~W~~	342,894,719	100.00	~~W~~	(2,408,017)	~~W~~	340,486,702

The above is the Group’s loans at fair value through profit and loss, other comprehensive income or amortized cost.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.7 Credit risk concentration analysis (cont’d)

Details of the Group’s corporate loans by industry as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	23,008,281	12.80	~~W~~	(18,610)	~~W~~	22,989,671
Manufacturing		46,629,591	25.94		(394,385)		46,235,206
Service		71,986,923	40.05		(225,353)		71,761,570
Wholesale & Retail		21,692,081	12.07		(120,664)		21,571,417
Construction		3,918,864	2.18		(128,411)		3,790,453
Public sector		1,251,048	0.70		(2,420)		1,248,628
Others		11,254,911	6.26		(100,253)		11,154,658

	~~W~~	179,741,699	100.00	~~W~~	(990,096)	~~W~~	178,751,603

(In millions of Korean won)	December 31, 2019
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	16,405,404	10.42	~~W~~	(14,819)	~~W~~	16,390,585
Manufacturing		43,265,607	27.48		(394,428)		42,871,179
Service		65,277,701	41.46		(195,205)		65,082,496
Wholesale & Retail		18,593,540	11.81		(99,051)		18,494,489
Construction		3,679,798	2.34		(194,737)		3,485,061
Public sector		1,250,909	0.79		(2,084)		1,248,825
Others		8,984,228	5.70		(56,662)		8,927,566

	~~W~~	157,457,187	100.00	~~W~~	(956,986)	~~W~~	156,500,201

Types of the Group’s retail and credit card loans as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	83,374,415	43.32	~~W~~	(55,906)	~~W~~	83,318,509
General		91,368,898	47.47		(765,327)		90,603,571
Credit card		17,727,601	9.21		(734,767)		16,992,834

	~~W~~	192,470,914	100.00	~~W~~	(1,556,000)	~~W~~	190,914,914

(In millions of Korean won)	December 31, 2019
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	78,102,637	42.12	~~W~~	(34,395)	~~W~~	78,068,242
General		88,686,485	47.83		(676,927)		88,009,558
Credit card		18,648,410	10.05		(739,709)		17,908,701

	~~W~~	185,437,532	100.00	~~W~~	(1,451,031)	~~W~~	183,986,501

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.7 Credit risk concentration analysis (cont’d)

Details of the Group’s credit risk concentration of due from financial institutions, securities, excluding equity securities, and derivative financial instruments as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Banking and insurance	~~W~~	19,614,390	100.00	~~W~~	(4,290)	~~W~~	19,610,100

		19,614,390	100.00		(4,290)		19,610,100

Due from financial institutions at fair value through profit or loss
Banking and insurance		135,780	100.00		—		135,780

		135,780	100.00		—		135,780

Securities measured at fair value through profit or loss
Government and government funded institutions		16,485,177	29.83		—		16,485,177
Banking and insurance		31,957,494	57.81		—		31,957,494
Others		6,833,082	12.36		—		6,833,082

		55,275,753	100.00		—		55,275,753

Derivatives
Government and government funded institutions		25,747	0.65		—		25,747
Banking and insurance		3,706,201	93.76		—		3,706,201
Others		220,962	5.59		—		220,962

		3,952,910	100.00		—		3,952,910

Securities measured at fair value through other comprehensive income
Government and government funded institutions		16,128,984	35.34		—		16,128,984
Banking and insurance		23,616,866	51.75		—		23,616,866
Others		5,895,006	12.91		—		5,895,006

		45,640,856	100.00		—		45,640,856

Securities at amortized cost
Government and government funded institutions		11,873,576	44.43		(17)		11,873,559
Banking and insurance		12,875,443	48.17		(1,688)		12,873,755
Others		1,980,483	7.40		(305)		1,980,178

		26,729,502	100.00		(2,010)		26,727,492

	~~W~~	151,349,191		~~W~~	(6,300)	~~W~~	151,342,891

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.7 Credit risk concentration analysis (cont’d)

(In millions of Korean won)	December 31, 2019
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Banking and insurance	~~W~~	18,147,672	100.00	~~W~~	(4,712)	~~W~~	18,142,960

		18,147,672	100.00		(4,712)		18,142,960

Due from financial institutions at fair value through profit or loss
Banking and insurance		216,367	100.00		—		216,367

		216,367	100.00		—		216,367

Securities measured at fair value through profit or loss
Government and government funded institutions		11,937,703	23.53		—		11,937,703
Banking and insurance		32,475,354	64.03		—		32,475,354
Others		6,308,469	12.44		—		6,308,469

		50,721,526	100.00		—		50,721,526

Derivatives
Government and government funded institutions		7,330	0.23		—		7,330
Banking and insurance		3,003,371	94.13		—		3,003,371
Others		179,972	5.64		—		179,972

		3,190,673	100.00		—		3,190,673

Securities measured at fair value through other comprehensive income
Government and government funded institutions		16,744,232	38.44		—		16,744,232
Banking and insurance		21,439,272	49.22		—		21,439,272
Others		5,373,344	12.34		—		5,373,344

		43,556,848	100.00		—		43,556,848

Securities at amortized cost
Government and government funded institutions		11,115,435	43.86		(37)		11,115,398
Banking and insurance		12,279,883	48.44		(1,349)		12,278,534
Others		1,952,909	7.70		(286)		1,952,623

		25,348,227	100.00		(1,672)		25,346,555

	~~W~~	141,181,313		~~W~~	(6,384)	~~W~~	141,174,929

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.7 Credit risk concentration analysis (cont’d)

Details of the Group’s credit risk concentration of due from financial institutions, securities, excluding equity securities, and derivative financial instruments by country, as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	13,381,974	68.23	~~W~~	(386)	~~W~~	13,381,588
United States		1,412,942	7.20		(2)		1,412,940
Others		4,819,474	24.57		(3,902)		4,815,572

		19,614,390	100.00		(4,290)		19,610,100

Due from financial institutions at fair value through profit or loss
Korea		135,780	100.00		—		135,780

		135,780	100.00		—		135,780

Securities measured at fair value through profit or loss
Korea		50,729,590	91.78		—		50,729,590
United States		2,321,724	4.20		—		2,321,724
Others		2,224,439	4.02		—		2,224,439

		55,275,753	100.00		—		55,275,753

Derivatives
Korea		1,781,546	45.07		—		1,781,546
United States		817,239	20.67		—		817,239
France		395,116	10.00		—		395,116
Others		959,009	24.26		—		959,009

		3,952,910	100.00		—		3,952,910

Securities measured at fair value through other comprehensive income
Korea		42,749,212	93.66		—		42,749,212
United States		486,074	1.06		—		486,074
Others		2,405,570	5.28		—		2,405,570

		45,640,856	100.00		—		45,640,856

Securities at amortized cost
Korea		24,382,723	91.23		(1,410)		24,381,313
United States		1,260,049	4.71		(232)		1,259,817
Others		1,086,730	4.06		(368)		1,086,362

		26,729,502	100.00		(2,010)		26,727,492

	~~W~~	151,349,191		~~W~~	(6,300)	~~W~~	151,342,891

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.7 Credit risk concentration analysis (cont’d)

(In millions of Korean won)	December 31, 2019
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	13,864,687	76.40	~~W~~	(555)	~~W~~	13,864,132
United States		1,318,582	7.27		(1)		1,318,581
Others		2,964,403	16.33		(4,156)		2,960,247

		18,147,672	100.00		(4,712)		18,142,960

Due from financial institutions at fair value through profit or loss
Korea		216,367	100.00		—		216,367

		216,367	100.00		—		216,367

Securities measured at fair value through profit or loss
Korea		46,413,061	91.51		—		46,413,061
United States		1,939,330	3.82		—		1,939,330
Others		2,369,135	4.67		—		2,369,135

		50,721,526	100.00		—		50,721,526

Derivatives
Korea		1,440,349	45.14		—		1,440,349
United States		529,956	16.61		—		529,956
France		358,951	11.25		—		358,951
Others		861,417	27.00		—		861,417

		3,190,673	100.00		—		3,190,673

Securities measured at fair value through other comprehensive income
Korea		40,948,853	94.01		—		40,948,853
United States		687,243	1.58		—		687,243
Others		1,920,752	4.41		—		1,920,752

		43,556,848	100.00		—		43,556,848

Securities at amortized cost
Korea		22,591,541	89.12		(1,034)		22,590,507
United States		1,312,941	5.18		(217)		1,312,724
Others		1,443,745	5.70		(421)		1,443,324

		25,348,227	100.00		(1,672)		25,346,555

	~~W~~	141,181,313		~~W~~	(6,384)	~~W~~	141,174,929

Due from financial institutions, the financial instruments at fair value through profit or loss that are linked to gold price and derivatives are mostly relevant to financial and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other financing, and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

The Group computes and manages cumulative liquidity gap and liquidity rate subject to all transactions that affect cash flow in Korean won and foreign currencies and off-balance sheet transactions in relation to the liquidity. The Group regularly reports to the Risk Planning Council and Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial assets and liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the consolidated financial statements that are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.3.3 Analysis of remaining contractual maturity of financial assets and liabilities (cont’d)

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,214,135	~~W~~	1,727,590	~~W~~	317,046	~~W~~	949,450	~~W~~	22,215	~~W~~	—	~~W~~	9,230,436
Financial assets at fair value through profit or loss		57,686,378		376,738		125,051		114,669		162,914		784,940		59,250,690
Derivatives held for trading[2]		3,697,541		—		—		—		—		—		3,697,541
Derivatives held for hedging[3]		219		(1,595)		44,003		27,470		67,403		92,981		230,481
Loans at amortized cost		2,970,557		36,341,300		36,780,540		127,721,105		110,944,099		98,574,140		413,331,741
Financial investments[4]
Financial assets measured at fair value through other comprehensive income		1,622,120		1,052,161		1,617,423		8,767,674		30,976,375		6,610,099		50,645,852
Securities at amortized cost		—		1,554,149		1,871,833		5,378,857		8,680,974		15,560,076		33,045,889
Other financial assets		43,339		17,738,136		127,730		1,320,306		52,718		47,231		19,329,460

	~~W~~	72,234,289	~~W~~	58,788,479	~~W~~	40,883,626	~~W~~	144,279,531	~~W~~	150,906,698	~~W~~	121,669,467	~~W~~	588,762,090

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.3.3 Analysis of remaining contractual maturity of financial assets and liabilities (cont’d)

(In millions of Korean won)	June 30, 2020
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss[2]	~~W~~	2,129,604	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,129,604
Financial liabilities designated at fair value through profit or loss[2]		11,236,833		—		—		—		—		—		11,236,833
Derivatives held for trading[2]		4,002,410		—		—		—		—		—		4,002,410
Derivatives held for hedging[3]		—		6,860		14,485		38,348		49,367		398		109,458
Deposits[5]		160,378,685		18,804,746		33,270,387		105,072,511		11,868,114		2,004,267		331,398,710
Debts		8,188,409		14,021,260		5,041,051		11,786,510		6,916,517		1,234,896		47,188,643
Debentures		20,305		3,332,165		5,584,422		13,787,651		32,477,913		4,961,387		60,163,843
Lease liabilities		29		15,338		34,847		145,512		334,117		67,553		597,396
Other financial liabilities		169,077		28,756,831		197,071		389,002		1,078,619		139,565		30,730,165

	~~W~~	186,125,352	~~W~~	64,937,200	~~W~~	44,142,263	~~W~~	131,219,534	~~W~~	52,724,647	~~W~~	8,408,066	~~W~~	487,557,062

Off- balance sheet items
Commitments[6]		162,568,689		—		—		—		—		—		162,568,689
Acceptances and guarantees contracts		7,961,873		—		—		—		—		—		7,961,873
Financial guarantee contract[7]		4,625,260		—		—		—		—		—		4,625,260

	~~W~~	175,155,822	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	175,155,822

[1]	The amount of ~~W~~13,350,446 million, which is restricted due from the financial institutions as of June 30, 2020, is excluded.
[2]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘on demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net cash flow by remaining contractual maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.3.3 Analysis of remaining contractual maturity of financial assets and liabilities (cont’d)

4 The equity securities designated as financial assets measured at fair value through other comprehensive income are included under the ‘on demand’ category as they can be disposed without difficulty. However, the equity securities restricted from disposal are included on the category that the releasing date of restriction is belonged to.

5 Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.

6 Commitments are included under the ‘on demand’ category because payments will be made upon request.

7 The financial guarantee contracts are included under the ‘on demand’ category as payments will be made upon request.

(In millions of Korean won)	December 31, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	5,323,332	~~W~~	1,038,805	~~W~~	286,091	~~W~~	822,123	~~W~~	18,628	~~W~~	—	~~W~~	7,488,979
Financial assets at fair value through profit or loss		52,488,545		446,069		273,144		187,821		236,130		1,011,289		54,642,998
Derivatives held for trading[2]		3,008,598		—		—		—		—		—		3,008,598
Derivatives held for hedging[3]		—		4,892		20,216		37,441		41,401		66,176		170,126
Loans at amortized cost		2,908,095		33,042,040		32,668,128		125,125,270		94,802,566		96,757,198		385,303,297
Financial investments[4]
Financial assets measured at fair value through other comprehensive income		2,101,605		526,465		1,403,884		6,761,533		33,604,010		4,506,581		48,904,078
Securities at amortized cost		—		1,002,164		2,080,834		5,700,500		7,366,945		15,888,344		32,038,787
Other financial assets		71,528		6,578,005		179,790		1,373,850		40,243		35,927		8,279,343

	~~W~~	65,901,703	~~W~~	42,638,440	~~W~~	36,912,087	~~W~~	140,008,538	~~W~~	136,109,923	~~W~~	118,265,515	~~W~~	539,836,206

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.3.3 Analysis of remaining contractual maturity of financial assets and liabilities (cont’d)

(In millions of Korean won)	December 31, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss[2]	~~W~~	2,663,327	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,663,327
Financial liabilities designated at fair value through profit or loss[2]		12,704,826		—		—		—		—		—		12,704,826
Derivatives held for trading[2]		2,842,950		—		—		—		—		—		2,842,950
Derivatives held for hedging[3]		—		14,764		15,588		1,652		20,044		129		52,177
Deposits[5]		141,821,986		17,180,492		27,300,542		110,410,809		10,804,440		2,354,504		309,872,773
Debts		7,074,508		12,341,516		3,057,980		8,994,817		4,950,294		1,763,234		38,182,349
Debentures		22,285		2,652,730		3,812,476		11,062,873		32,477,672		3,515,716		53,543,752
Lease liabilities		256		19,304		35,730		137,419		318,781		66,032		577,522
Other financial liabilities		114,320		17,663,385		187,976		212,059		693,921		119,637		18,991,298

	~~W~~	167,244,458	~~W~~	49,872,191	~~W~~	34,410,292	~~W~~	130,819,629	~~W~~	49,265,152	~~W~~	7,819,252	~~W~~	439,430,974

Off-balance sheet items
Commitments[6]		151,797,615		—		—		—		—		—		151,797,615
Acceptances and guarantees contracts		8,327,494												8,327,494
Financial guarantee contract[7]		3,847,390		—		—		—		—		—		3,847,390

	~~W~~	163,972,499	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	163,972,499

[1]	The amounts of ~~W~~ 13,394,627 million, which is restricted due from the financial institutions as of December 31, 2019, is excluded.
[2]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘on demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net cash flow by remaining contractual maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.3.3 Analysis of remaining contractual maturity of financial assets and liabilities (cont’d)

[4]

The equity securities designated as financial assets measured at fair value through other comprehensive income are included under the ‘on demand’ category as they can be disposed without difficulty. However, the equity securities restricted from disposal are included on the category that the releasing date of restriction is belonged to.

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[6]	Commitments are included under the ‘on demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘on demand’ category as payments will be made upon request.

The contractual cash flows of derivatives held for cash flow hedging as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net-settled derivatives	~~W~~	(824)	~~W~~	(8,778)	~~W~~	(20,203)	~~W~~	(29,823)	~~W~~	(178)	~~W~~	(59,806)
Cash flow to be received of gross-settled derivatives		85,954		25,279		856,566		1,501,571		—		2,469,370
Cash flow to be paid of gross-settled derivatives		(87,356)		(29,165)		(891,272)		(1,576,075)		—		(2,583,868)

(In millions of Korean won)	December 31, 2019
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net-settled derivatives	~~W~~	(639)	~~W~~	(1,831)	~~W~~	(5,021)	~~W~~	(10,602)	~~W~~	1,084	~~W~~	(17,009)
Cash flow to be received of gross-settled derivatives		14,119		200,170		657,909		1,888,772		—		2,760,970
Cash flow to be paid of gross-settled derivatives		(18,171)		(199,141)		(671,375)		(1,955,650)		—		(2,844,337)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.4 Market Risk

4.4.1 Concept

Market risk represents possible losses which arise from changes in market factors including interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments including securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, currency risks and also, stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary.

4.4.2 Risk management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures including trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

Kookmin Bank, one of the subsidiaries, establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed instruments through its Risk Management Council. The Market Risk Management Committee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The Asset-Liability Committee(ALCO) of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies, and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Finance and Planning Department and Risk Management Department measure and monitor the interest risk status and limits on a regular basis. The status and limits of interest rate risks including interest gap, duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Finance and Planning Department. Also, the Risk Management Department independently reports related information to the management.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking Business	Corporate Banking	Loans, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.

	Retail Banking	Loans, deposit products and other related financial services to individuals and households.

	Other Banking Services	Trading activities in securities and derivatives, funding and other supporting activities.

Securities Business		Investment banking, brokerage services and other supporting activities.

Non-life Insurance Business		The activities within this segment include property insurance and other supporting activities.

Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Life Insurance Business		Life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment for the six-month period ended June 30, 2020, is as follows:

(In millions of Korean won)	2020
	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
Operating revenues from external customers	~~W~~	1,208,905	~~W~~	1,502,820	~~W~~	911,472	~~W~~	3,623,197	~~W~~	624,783	~~W~~	618,349	~~W~~	772,651	~~W~~	52,932	~~W~~	323,016	~~W~~	—	~~W~~	6,014,928
Intra-segment operating revenues (expenses)		104,606		(276)		100,052		204,382		(14,159)		(23,091)		(92,691)		(4,714)		77,014		(146,741)		—

	~~W~~	1,313,511	~~W~~	1,502,544	~~W~~	1,011,524	~~W~~	3,827,579	~~W~~	610,624	~~W~~	595,258	~~W~~	679,960	~~W~~	48,218	~~W~~	400,030	~~W~~	(146,741)	~~W~~	6,014,928

Net interest income	~~W~~	1,443,854	~~W~~	1,633,400	~~W~~	198,458	~~W~~	3,275,712	~~W~~	244,439	~~W~~	306,691	~~W~~	624,444	~~W~~	72,178	~~W~~	158,869	~~W~~	915	~~W~~	4,683,248
Interest income		2,256,078		2,448,698		565,376		5,270,152		418,634		307,284		803,965		72,242		361,695		(12,225)		7,221,747
Interest expense		(812,224)		(815,298)		(366,918)		(1,994,440)		(174,195)		(593)		(179,521)		(64)		(202,826)		13,140		(2,538,499)
Net fee and commission income (expenses)		180,232		214,481		148,336		543,049		399,239		(84,864)		179,471		(7,410)		355,253		(3,424)		1,381,314
Fee and commission income		232,221		266,136		220,195		718,552		459,625		4,250		716,172		71		400,275		(163,575)		2,135,370
Fee and commission expense		(51,989)		(51,655)		(71,859)		(175,503)		(60,386)		(89,114)		(536,701)		(7,481)		(45,022)		160,151		(754,056)
Net insurance income (expenses)		—		—		—		—		—		239,445		6,931		(65,564)		—		(356)		180,456
Insurance income		—		—		—		—		—		6,075,357		12,952		762,714		—		(13,569)		6,837,454
Insurance expenses		—		—		—		—		—		(5,835,912)		(6,021)		(828,278)		—		13,213		(6,656,998)
Net gains (losses) on financial instruments at fair value through profit or loss		(9,130)		—		207,706		198,576		(66,356)		114,247		4,305		38,643		35,816		(90,513)		234,718
Net other operating income (expense)		(301,445)		(345,337)		457,024		(189,758)		33,302		19,739		(135,191)		10,371		(149,908)		(53,363)		(464,808)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2020
	Banking business								Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total
General and administrative expenses	~~W~~	(657,979)	~~W~~	(959,258)	~~W~~	(258,044)	~~W~~	(1,875,281)	~~W~~	(382,731)	~~W~~	(408,328)	~~W~~	(228,696)	~~W~~	(33,678)	~~W~~	(173,227)	~~W~~	56,335	~~W~~	(3,045,606)
Operating profit before provision for credit losses		655,532		543,286		753,480		1,952,298		227,893		186,930		451,264		14,540		226,803		(90,406)		2,969,322
Provision (reversal) for credit losses		(48,533)		(158,437)		(8,997)		(215,967)		(23,795)		3,458		(227,996)		993		(76,528)		87		(539,748)
Net operating income		606,999		384,849		744,483		1,736,331		204,098		190,388		223,268		15,533		150,275		(90,319)		2,429,574
Share of profit (loss) of associates and joint ventures		—		—		(14,514)		(14,514)		1,070		(22)		674		—		876		(919)		(12,835)
Net other non-operating income (expense)		173		184		(11,612)		(11,255)		(21,765)		7,765		(2,464)		(55)		20,418		(13,781)		(21,137)
Segment profits before income tax		607,172		385,033		718,357		1,710,562		183,403		198,131		221,478		15,478		171,569		(105,019)		2,395,602
Income tax expense		(170,645)		(102,746)		(179,893)		(453,284)		(54,556)		(54,293)		(57,656)		(3,694)		(55,760)		15,055		(664,188)
Profit for the period		436,527		282,287		538,464		1,257,278		128,847		143,838		163,822		11,784		115,809		(89,964)		1,731,414
Profit attributable to shareholders of the Parent Company		436,527		282,287		527,940		1,246,754		128,836		143,955		163,784		11,784		114,669		(98,442)		1,711,340
Profit (loss) attributable to non-controlling interests		—		—		10,524		10,524		11		(117)		38		—		1,140		8,478		20,074
Total assets[1]		153,941,916		157,563,755		113,804,565		425,310,236		56,606,560		37,677,077		23,858,804		9,998,780		44,749,458		(28,724,284)		569,476,631
Total liabilities[1]		156,163,536		172,539,863		67,283,813		395,987,212		51,802,355		33,620,095		19,760,541		9,361,900		20,681,842		(2,041,413)		529,172,532

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment for the six-month period ended June 30, 2019, is as follows:

(In millions of Korean won)	2019
	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
Operating revenues from external customers	~~W~~	1,151,486	~~W~~	1,551,491	~~W~~	723,965	~~W~~	3,426,942	~~W~~	594,923	~~W~~	683,409	~~W~~	719,848	~~W~~	71,401	~~W~~	267,474	~~W~~	—	~~W~~	5,763,997
Intra-segment operating revenues (expenses)		131,462		—		82,955		214,417		(28,025)		(47,211)		(109,510)		(15,333)		87,095		(101,433)		—

	~~W~~	1,282,948	~~W~~	1,551,491	~~W~~	806,920	~~W~~	3,641,359	~~W~~	566,898	~~W~~	636,198	~~W~~	610,338	~~W~~	56,068	~~W~~	354,569	~~W~~	(101,433)	~~W~~	5,763,997

Net interest income	~~W~~	1,410,222	~~W~~	1,582,951	~~W~~	146,512	~~W~~	3,139,685	~~W~~	266,882	~~W~~	308,554	~~W~~	603,774	~~W~~	84,511	~~W~~	145,388	~~W~~	373	~~W~~	4,549,167
Interest income		2,318,643		2,465,625		637,314		5,421,582		424,182		309,313		776,420		84,484		340,714		(16,306)		7,340,389
Interest expense		(908,421)		(882,674)		(490,802)		(2,281,897)		(157,300)		(759)		(172,646)		27		(195,326)		16,679		(2,791,222)
Net fee and commission income (expenses)		173,309		253,524		151,030		577,863		283,524		(76,730)		104,851		(8,531)		253,403		1,298		1,135,678
Fee and commission income		221,852		298,842		216,281		736,975		331,943		3,610		673,462		70		288,882		(157,466)		1,877,476
Fee and commission expense		(48,543)		(45,318)		(65,251)		(159,112)		(48,419)		(80,340)		(568,611)		(8,601)		(35,479)		158,764		(741,798)
Net insurance income (expenses)		—		—		—		—		—		279,744		8,012		(53,222)		—		(3,956)		230,578
Insurance income		—		—		—		—		—		5,684,091		15,197		470,494		—		(13,563)		6,156,219
Insurance expenses		—		—		—		—		—		(5,404,347)		(7,185)		(523,716)		—		9,607		(5,925,641)
Net gains (losses) on financial instruments at fair value through profit or loss		(3,339)		—		245,729		242,390		(53,585)		140,096		239		33,595		57,419		(91,069)		329,085
Net other operating income (expense)		(297,244)		(284,984)		263,649		(318,579)		70,077		(15,466)		(106,538)		(285)		(101,641)		(8,079)		(480,511)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2019
	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
General and administrative expenses	~~W~~	(581,315)	~~W~~	(937,799)	~~W~~	(340,657)	~~W~~	(1,859,771)	~~W~~	(363,314)	~~W~~	(420,008)	~~W~~	(204,378)	~~W~~	(33,372)	~~W~~	(166,034)	~~W~~	46,032	~~W~~	(3,000,845)
Operating profit before provision for credit losses		701,633		613,692		466,263		1,781,588		203,584		216,190		405,960		22,696		188,535		(55,401)		2,763,152
Provision (reversal) for credit losses		85,457		(105,055)		(4,575)		(24,173)		(5,077)		3,044		(209,061)		2,198		(60,703)		27		(293,745)
Net operating income		787,090		508,637		461,688		1,757,415		198,507		219,234		196,899		24,894		127,832		(55,374)		2,469,407
Share of profit (loss) of associates and joint ventures		—		—		4,422		4,422		622		(4)		408		1		1,963		(2,630)		4,782
Net other non-operating income (expense)		(65)		—		3,982		3,917		33,638		9,777		(1,257)		(145)		18,796		(14,167)		50,559
Segment profits before income tax		787,025		508,637		470,092		1,765,754		232,767		229,007		196,050		24,750		148,591		(72,171)		2,524,748
Income tax expense		(217,210)		(139,876)		(103,559)		(460,645)		(63,870)		(62,628)		(49,950)		(8,226)		(48,266)		6,234		(687,351)
Profit for the period		569,815		368,761		366,533		1,305,109		168,897		166,379		146,100		16,524		100,325		(65,937)		1,837,397
Profit attributable to shareholders of the Parent Company		569,815		368,761		366,533		1,305,109		168,890		166,153		146,099		16,524		99,544		(65,475)		1,836,844
Profit attributable to non-controlling interests		—		—		—		—		7		226		1		—		781		(462)		553
Total assets[1]		139,496,393		147,468,173		100,460,472		387,425,038		47,816,512		36,552,368		22,990,115		9,801,904		42,140,936		(28,188,756)		518,538,117
Total liabilities[1]		142,063,122		161,834,984		54,522,699		358,420,805		43,131,858		32,689,460		18,925,195		9,186,567		18,675,585		(1,610,678)		479,418,792

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment as of December 31, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers for each service for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Banking service	~~W~~	3,623,197	~~W~~	3,426,942
Securities service		624,783		594,923
Non-life Insurance service		618,349		683,409
Credit card service		772,651		719,848
Life insurance service		52,932		71,401
Other service		323,016		267,474

	~~W~~	6,014,928	~~W~~	5,763,997

5.2.2 Geographical information

Geographical operating revenues from external customers for the six-month periods ended June 30, 2020 and 2019, and major non-current assets as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	2020				2019
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets[1]
Domestic	~~W~~	5,814,654	~~W~~	9,772,875	~~W~~	5,637,176	~~W~~	9,515,220
United States		26,268		389,570		25,035		386,724
New Zealand		3,692		2,973		3,270		3,516
China		58,514		17,617		50,314		15,119
Cambodia		79,036		33,667		10,311		7,162
United Kingdom		779		82,801		4,773		85,634
Others		31,985		543,923		33,118		551,039
Intra-group adjustment		—		64,470		—		68,764

	~~W~~	6,014,928	~~W~~	10,907,896	~~W~~	5,763,997	~~W~~	10,633,178

[1]	Major non-current assets are amounts as of December 31, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	22,509,456	~~W~~	22,508,902
Financial assets at fair value through profit or loss		58,652,981		58,652,981
Due from financial institutions		135,780		135,780
Debt securities		55,275,753		55,275,753
Equity securities		1,709,939		1,709,939
Loans		1,453,065		1,453,065
Others		78,444		78,444
Derivatives held for trading		3,697,541		3,697,541
Derivatives held for hedging		255,369		255,369
Loans at amortized cost		367,862,483		369,414,184
Securities at amortized cost		26,727,492		28,343,467
Financial assets measured at fair value through other comprehensive income		48,082,817		48,082,817
Debt securities		45,640,856		45,640,856
Equity securities		2,090,992		2,090,992
Loans		350,969		350,969
Other financial assets		20,291,563		20,291,563

	~~W~~	548,079,702	~~W~~	551,246,824

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,129,604	~~W~~	2,129,604
Financial liabilities designated at fair value through profit or loss		11,236,833		11,236,833
Derivatives held for trading		4,002,410		4,002,410
Derivatives held for hedging		288,408		288,408
Deposits		327,743,474		328,214,857
Debts		46,917,615		46,958,481
Debentures		57,422,807		58,175,126
Other financial liabilities		34,534,709		34,534,709

	~~W~~	484,275,860	~~W~~	485,540,428

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.1 Carrying amount and fair value of financial assets and liabilities as of June 30, 2020 and December 31, 2019, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2019
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	20,837,878	~~W~~	20,835,235
Financial assets at fair value through profit or loss		53,549,086		53,549,086
Due from financial institutions		216,367		216,367
Debt securities		50,721,526		50,721,526
Equity securities		2,103,843		2,103,843
Loans		427,545		427,545
Others		79,805		79,805
Derivatives held for trading		3,008,598		3,008,598
Derivatives held for hedging		182,075		182,075
Loans at amortized cost		339,684,059		340,836,884
Securities at amortized cost		25,346,555		26,570,494
Financial assets measured at fair value through other comprehensive income		46,436,051		46,436,051
Debt securities		43,556,848		43,556,848
Equity securities		2,504,105		2,504,105
Loans		375,098		375,098
Other financial assets		9,147,059		9,147,059

	~~W~~	498,191,361	~~W~~	500,565,482

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,663,327	~~W~~	2,663,327
Financial liabilities designated at fair value through profit or loss		12,704,826		12,704,826
Derivatives held for trading		2,842,950		2,842,950
Derivatives held for hedging		164,391		164,391
Deposits		305,592,771		306,048,291
Debts		37,818,860		37,808,944
Debentures		50,935,583		51,558,748
Other financial liabilities		22,629,587		22,629,587

	~~W~~	435,352,295	~~W~~	436,421,064

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.1 Carrying amount and fair value of financial assets and liabilities as of June 30, 2020 and December 31, 2019, are as follows: (cont’d)

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans at amortized cost	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives and Financial instruments at fair value through profit or loss	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.2 Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statement of financial position are appropriate. However, the fair values of the financial instruments recognized in the statement of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1:	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2:	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	The fair values are based on unobservable inputs for the asset or liability.

When the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. Assessing the significance of a particular input to the entire measurement requires judgment, taking into account factors specific to the asset or liability. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.2 Fair value hierarchy (cont’d)

6.1.2.1 Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss	~~W~~	12,728,285	~~W~~	34,580,285	~~W~~	11,344,411	~~W~~	58,652,981
Due from financial institutions		—		48,157		87,623		135,780
Debt securities		12,058,719		32,659,488		10,557,546		55,275,753
Equity securities		591,122		461,321		657,496		1,709,939
Loans		—		1,411,319		41,746		1,453,065
Others		78,444		—		—		78,444
Derivatives held for trading		132,620		3,034,725		530,196		3,697,541
Derivatives held for hedging		—		255,369		—		255,369
Financial assets measured at fair value through other comprehensive income		12,322,474		34,145,950		1,614,393		48,082,817
Debt securities		11,941,399		33,699,457		—		45,640,856
Equity securities		381,075		129,597		1,580,320		2,090,992
Loans		—		316,896		34,073		350,969

	~~W~~	25,183,379	~~W~~	72,016,329	~~W~~	13,489,000	~~W~~	110,688,708

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,129,604	~~W~~	—	~~W~~	—	~~W~~	2,129,604
Financial liabilities designated at fair value through profit or loss		3,209		765,949		10,467,675		11,236,833
Derivatives held for trading		496,018		3,135,244		371,148		4,002,410
Derivatives held for hedging		—		288,408		—		288,408

	~~W~~	2,628,831	~~W~~	4,189,601	~~W~~	10,838,823	~~W~~	17,657,255

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.2.1 Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2019
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss	~~W~~	11,177,716	~~W~~	31,476,070	~~W~~	10,895,300	~~W~~	53,549,086
Due from financial institutions		—		165,242		51,125		216,367
Debt securities		9,853,733		30,735,027		10,132,766		50,721,526
Equity securities		1,244,178		336,389		523,276		2,103,843
Loans		—		239,412		188,133		427,545
Others		79,805		—		—		79,805
Derivatives held for trading		72,983		2,398,831		536,784		3,008,598
Derivatives held for hedging		—		182,075		—		182,075
Financial assets measured at fair value through other comprehensive income		15,188,993		29,764,660		1,482,398		46,436,051
Debt securities		14,236,566		29,320,282		—		43,556,848
Equity securities		952,427		69,280		1,482,398		2,504,105
Loans		—		375,098		—		375,098

	~~W~~	26,439,692	~~W~~	63,821,636	~~W~~	12,914,482	~~W~~	103,175,810

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,663,327	~~W~~	—	~~W~~	—	~~W~~	2,663,327
Financial liabilities designated at fair value through profit or loss		492		1,482,302		11,222,032		12,704,826
Derivatives held for trading		157,634		2,458,498		226,818		2,842,950
Derivatives held for hedging		—		164,391		—		164,391

	~~W~~	2,821,453	~~W~~	4,105,191	~~W~~	11,448,850	~~W~~	18,375,494

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.2.1 Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position (cont’d)

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss	~~W~~	34,580,285
Due from financial institutions		48,157	DCF Model	Discount rate, Volatility and others
Debt securities		32,659,488	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value Method and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient and others
Equity securities		461,321	DCF Model	Interest rate, Discount rate and others
Loans		1,411,319	DCF Model	Interest rate, Discount rate and others
Derivatives held for trading		3,034,725	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Underlying asset Index, Volatility, Correlation coefficient, Interest rate, Stock price, Foreign exchange rate, Dividend yield, Probability of default (PD), Credit spread and others
Derivatives held for hedging		255,369	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others
Financial assets measured at fair value through other comprehensive income		34,145,950
Debt securities		33,699,457	DCF Model, Market value approach	Discount rate, Underlying asset Index, Volatility and others
Equity securities		129,597	DCF Model, Black-Scholes Model	Discount rate, Underlying asset Index, Volatility and others
Loans		316,896	DCF Model	Discount rate, Underlying asset Index, Volatility and others

	~~W~~	72,016,329

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	765,949	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate and others
Derivatives held for trading		3,135,244	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility and others
Derivatives held for hedging		288,408	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	4,189,601

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.2.1 Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss	~~W~~	31,476,070
Due from financial institutions		165,242	DCF Model, One factor Hull-White Model	Discount rate, Volatility and others
Debt securities		30,735,027	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value Method and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient and others
Equity securities		336,389	DCF Model	Interest rate, Discount rate and others
Loans		239,412	DCF Model	Interest rate, Discount rate and others
Derivatives held for trading		2,398,831	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Underlying asset Index, Volatility, Correlation coefficient, Interest rate, Stock price, Foreign exchange rate, Dividend yield, Probability of default (PD), Credit spread and others
Derivatives held for hedging		182,075	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others
Financial assets measured at fair value through other comprehensive income		29,764,660
Debt securities		29,320,282	DCF Model, Market value approach	Discount rate, Underlying asset Index, Volatility and others
Equity securities		69,280	DCF Model, Black-Scholes Model	Discount rate, Underlying asset Index, Volatility and others
Loans		375,098	DCF Model	Discount rate, Underlying asset Index, Volatility and others

	~~W~~	63,821,636

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,482,302	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate and others
Derivatives held for trading		2,458,498	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Underlying asset Index, Volatility, Correlation coefficient, Interest rate, Stock price, Foreign exchange rate, Dividend yield, Probability of default (PD), Credit spread and others
Derivatives held for hedging		164,391	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	4,105,191

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions[1]	~~W~~	3,932,797	~~W~~	16,125,319	~~W~~	2,450,786	~~W~~	22,508,902
Loans at amortized cost		—		345,578		369,068,606		369,414,184
Securities at amortized cost		8,999,906		19,340,433		3,128		28,343,467
Other financial assets[2]		—		—		20,291,563		20,291,563

	~~W~~	12,932,703	~~W~~	35,811,330	~~W~~	391,814,083	~~W~~	440,558,116

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	160,072,701	~~W~~	168,142,156	~~W~~	328,214,857
Debts[3]		—		1,496,317		45,462,164		46,958,481
Debentures		—		52,946,884		5,228,242		58,175,126
Other financial liabilities[2]		—		—		34,534,709		34,534,709

	~~W~~	—	~~W~~	214,515,902	~~W~~	253,367,271	~~W~~	467,883,173

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets and other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of June 30, 2020.
[3]	Debts of ~~W~~ 301 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of June 30, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair values are disclosed (cont’d)

(In millions of Korean won)	December 31, 2019
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Cash and due from financial institutions[1]	~~W~~	3,015,104	~~W~~	13,812,640	~~W~~	4,007,491	~~W~~	20,835,235
Loans at amortized cost		—		372,988		340,463,896		340,836,884
Securities at amortized cost		9,587,770		16,979,656		3,068		26,570,494
Other financial assets[2]		—		—		9,147,059		9,147,059

	~~W~~	12,602,874	~~W~~	31,165,284	~~W~~	353,621,514	~~W~~	397,389,672

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	142,021,800	~~W~~	164,026,491	~~W~~	306,048,291
Debts[3]		—		1,469,263		36,339,681		37,808,944
Debentures		—		46,969,992		4,588,756		51,558,748
Other financial liabilities[2]		—		—		22,629,587		22,629,587

	~~W~~	—	~~W~~	190,461,055	~~W~~	227,584,515	~~W~~	418,045,570

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets and other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2019.
[3]	Debts of ~~W~~ 4,685 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of December 31, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair values are disclosed (cont’d)

Valuation techniques and the inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Fair value		Valuation technique	Inputs
Financial assets
Loans at amortized cost	~~W~~	345,578	DCF Model	Discount rate
Securities at amortized cost		19,340,433	DCF Model, Monte Carlo Simulation	Discount rate, Interest rate
Financial liabilities
Debts		1,496,016	DCF Model	Discount rate
Debentures		52,946,884	DCF Model	Discount rate

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation technique	Inputs
Financial assets
Loans at amortized cost	~~W~~	372,988	DCF Model	Discount rate
Securities at amortized cost		16,979,656	DCF Model, Monte Carlo Simulation	Discount rate, Interest rate
Financial liabilities
Debts		1,464,578	DCF Model	Discount rate
Debentures		46,969,992	DCF Model	Discount rate

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair values are disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,450,786	DCF Model	Credit spread, Other spread, Interest rates
Loans at amortized cost		369,068,606	DCF Model	Credit spread, Other spread, Early termination ratio, Interest rates
Securities at amortized cost		3,128	DCF Model	Interest rates

	~~W~~	371,522,520

Financial liabilities
Deposits	~~W~~	168,142,156	DCF Model	Other spread, Interest rates, Early termination ratio
Debts		45,462,164	DCF Model	Other spread, Interest rates
Debentures		5,228,242	DCF Model	Other spread, Interest rates

	~~W~~	218,832,562

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair values are disclosed (cont’d)

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	4,007,491	DCF Model	Credit spread, Other spread, Interest rates
Loans at amortized cost		340,463,896	DCF Model	Credit spread, Other spread, Early termination ratio, Interest rates
Securities at amortized cost		3,068	DCF Model	Interest rates

	~~W~~	344,474,455

Financial liabilities
Deposits	~~W~~	164,026,491	DCF Model	Other spread, Interest rates, Early termination ratio
Debts		36,339,681	DCF Model	Other spread, Interest rates
Debentures		4,588,756	DCF Model	Other spread, Interest rates

	~~W~~	204,954,928

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1	Valuation policy and process for fair value measurement categorized within Level 3

The Group uses external, independent and qualified third-party valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.2	Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Details of changes in Level 3 of the fair value hierarchy for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Cash and due from financial institutions at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans at fair value through profit or loss		Equity securities at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for fair value hedging
Beginning	~~W~~	51,125	~~W~~	10,656,042	~~W~~	188,133	~~W~~	1,482,398	~~W~~	—	~~W~~	(11,222,032)	~~W~~	309,966	~~W~~	—
Total gains or losses
- Profit or loss		(2,098)		(322,341)		1,618		—		—		126,649		28,180		—
- Other comprehensive income		(10,075)		16,487		—		66,601		(227)		16,408		146		—
Purchases		135,227		2,275,056		—		21,112		40,000		—		1,345		—
Sales		(86,556)		(1,347,197)		(148,005)		—		(5,700)		—		(148,875)		—
Issues		—		—		—		—		—		(4,402,573)		(17,962)		—
Settlements		—		—		—		—		—		5,013,873		78		—
Transfers into Level 3[1]		—		(13,922)		—		10,209		—		—		—		—
Transfers out of Level 3[1]		—		(49,083)		—		—		—		—		(13,830)		—

Ending	~~W~~	87,623	~~W~~	11,215,042	~~W~~	41,746	~~W~~	1,580,320	~~W~~	34,073	~~W~~	(10,467,675)	~~W~~	159,048	~~W~~	—

[1]	The changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market (cont’d)

(In millions of Korean won)	2019
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Cash and due from financial institutions at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for fair value hedging
Beginning	~~W~~	48,743	~~W~~	7,464,860	~~W~~	213,203	~~W~~	1,332,718	~~W~~	(10,873,383)	~~W~~	(300,131)	~~W~~	—
Total gains or losses
- Profit or loss		1,183		107,980		5,860		—		(1,040,285)		551,575		—
- Other comprehensive income (loss)		1,334		63,113		—		52,664		(35,826)		—		—
Purchases		—		1,797,516		154,005		140		—		—		—
Sales		—		(738,102)		(62,200)		(795)		—		(117,438)		—
Issues		—		—		—		—		(6,766,734)		(36,832)		—
Settlements		—		—		—		—		6,136,646		(1,933)		—
Transfers into Level 3[1]		—		181		—		—		—		—		—
Transfers out of Level 3[1]		—		(83,730)		—		—		—		—		—

Ending	~~W~~	51,260	~~W~~	8,611,818	~~W~~	310,868	~~W~~	1,384,727	~~W~~	(12,579,582)	~~W~~	95,241	~~W~~	—

[1]	The changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market (cont’d)

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020						2019
	Net income (loss) from financial investments at fair value through profit or loss		Other operating income		Net interest income		Net loss from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(203,109)	~~W~~	35,117	~~W~~	—	~~W~~	(376,123)	~~W~~	2,414	~~W~~	22
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		105,296		30,562		—		(174,330)		1,922		(54)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Fair value	Valuation technique	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Cash and due from financial institutions	~~W~~87,623	Monte Carlo Simulation	Volatility of the underlying asset	18.68 ~ 34.70	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient	8.31	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities	10,557,546	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Binomial Model, Net Asset Value Method, Income approach, Market approach and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
			Volatility	8.00 ~ 182.01	The higher the volatility, the higher the fair value fluctuation
			Discount rate	0.00 ~ 21.99	The lower the discount rate, the higher the fair value
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
			Correlation coefficient between underlying asset	-14.29 ~ 92.86	The higher the correlation coefficient, the higher the fair value fluctuation
			Liquidation value	0.00	The higher the liquidation value, the higher the fair value
			Fluctuation rate of real estate sale price	-1.00 ~ 1.00	The higher the price of real estate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2020 and December 31, 2019, are as follows: (cont’d)

(In millions of Korean won)	June 30, 2020
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Equity securities	~~W~~	657,496

Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Binomial Model and others

				Growth rate	0.00 ~ 1.10	The higher the growth rate, the higher the fair value
				Discount rate	1.22 ~ 19.16	The lower the discount rate, the higher the fair value
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
Loans		41,746	Binomial Model, DCF Model	Volatility of the stock price	0.00 ~ 0.00	The higher the volatility, the higher the fair value fluctuation
				Discount rate	7.62	The lower the discount rate, the higher the fair value
Derivatives held for trading Stock and index		419,700	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of the underlying asset	20.00 ~ 140.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying asset	11.50 ~ 92.86	The higher the correlation coefficient, the higher the fair value fluctuation
Others		110,496	DCF Model, Hull-White Model	Volatility	8.00 ~ 140.00	The higher the volatility, the higher the fair value fluctuation
Financial assets measured at fair value through other comprehensive income
Equity securities		1,580,320	Adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net Asset Value Method, Market approach, One Factor Hull-White Model and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	7.20 ~ 17.92	The lower the discount rate, the higher the fair value
				Volatility	32.91 ~ 37.88	The higher the volatility, the higher the fair value fluctuation
Loans		34,073	DCF Model	Discount rate	1.69 ~ 3.69	The lower the discount rate, the higher the fair value

	~~W~~	13,489,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2020 and December 31, 2019, are as follows: (cont’d)

(In millions of Korean won)	June 30, 2020
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	10,467,675	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model	Volatility of the underlying asset	1.00 ~ 140.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying asset	-49.98 ~ 92.86	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		232,744	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility	20.00 ~ 140.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying asset	8.68 ~ 92.86	The higher the correlation coefficient, the higher the fair value fluctuation
Others		138,404	Monte Carlo Simulation, Hull and White Model, DCF Model, Closed Form	Volatility	8.00 ~ 140.00	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.55 ~ 1.66	The higher the discount rate, the higher the fair value
				Correlation coefficient between underlying asset	18.66 ~ 90.16	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation

	~~W~~	10,838,823

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2020 and December 31, 2019, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Cash and due from financial institutions	~~W~~	51,125	Monte Carlo Simulation	Volatility of the underlying asset	11.43~34.39	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-4.84	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities		10,132,766	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Binomial Model, Net Asset Value, Income approach, Market approach and others	Growth rate	-1.00~1.00	The higher the growth rate, the higher the fair value
				Volatility	1.00~48.00	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.75~17.37	The lower the discount rate, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Correlation coefficient between underlying asset	3.11~95.67	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value
				Volatility of real estate price	-1.00~1.00	The higher the price of real estate, the higher the fair value
Equity securities		523,276

Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Binomial Model and others

				Growth rate	0.00~2.20	The higher the growth rate, the higher the fair value
				Discount rate	2.00~22.00	The lower the discount rate, the higher the fair value
				Liquidation value	-1.00~1.00	The higher the liquidation value, the higher the fair value
				Volatility	11.90	The higher the volatility, the higher the fair value fluctuation
Loans		188,133	Binomial Model, DCF Model	Volatility of the stock price	12.91~48.28	The higher the volatility, the higher the fair value fluctuation
				Discount rate	10.81	The lower the discount rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2020 and December 31, 2019, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Derivatives held for trading Stock and index	~~W~~	416,486	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of the underlying asset	9.75~52.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying asset	4.00~77.00	The higher the correlation coefficient, the higher the fair value fluctuation
Others		120,298	DCF Model, Hull-White Model	Volatility	2.00~58.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying asset	-49.00~90.00	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Financial assets measured at fair value through other comprehensive income
Equity securities		1,482,398	Adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Net Asset value method, Market approach, One Factor Hull-White Model and others	Growth rate	0.00~2.20	The higher the growth rate, the higher the fair value
				Discount rate	3.04~16.37	The lower the discount rate, the higher the fair value
				Volatility	20.97~34.87	The higher the volatility, the higher the fair value fluctuation

	~~W~~	12,914,482

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2020 and December 31, 2019, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	11,222,032	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model	Volatility of the underlying asset	1.00~58.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying asset	-49.00~90.00	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		54,341	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility	12.00~52.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying asset	9.00~77.00	The higher the correlation coefficient, the higher the fair value fluctuation
Others		172,477	Monte Carlo Simulation, Hull and White Model, DCF Model, Closed Form	Volatility	2.00~58.00	The higher the volatility, the higher the fair value fluctuation
				Volatility of the stock price	16.28	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.52	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.94~2.00	The higher the discount rate, the lower the fair value
				Correlation coefficient between underlying asset	19.00~90.00	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation

	~~W~~	11,448,850

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable Level 3 financial instruments subject to sensitivity analysis are (i) equity-related derivatives, currency-related derivatives and interest rate related derivatives whose fair value changes are recognized in profit or loss, (ii) financial liabilities designated at fair value through profit or loss, and (iii) due from financial institutions, debt securities (including beneficiary certificates), equity securities and loan receivables whose fair value changes are recognized in profit or loss or other comprehensive income. If overlay approach is applied in accordance with Korean IFRS 1104, changes in fair value of financial assets at fair value through profit or loss are recognized as other comprehensive income.

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	June 30, 2020
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss [1]
Due from financial institutions	~~W~~	21	~~W~~	(46)	~~W~~	—	~~W~~	—
Debt securities [4]		34,087		(34,761)		—		—
Equity securities [3]		22,076		(11,119)		—		—
Loans[5]		3,493		(3,099)		—		—
Derivatives held for trading [2]		25,858		(25,872)		—		—
Financial assets measured at fair value through other comprehensive income
Equity securities [3]		—		—		138,057		(74,500)
Loans [6]		—		—		818		(792)

	~~W~~	85,535	~~W~~	(74,897)	~~W~~	138,875	~~W~~	(75,292)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	126,061	~~W~~	(132,403)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		67,782		(66,054)		—		—

	~~W~~	193,843	~~W~~	(198,457)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2019
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss [1]
Due from financial institutions	~~W~~	3	~~W~~	(3)	~~W~~	2	~~W~~	(2)
Debt securities [4]		30,771		(27,062)		2,341		(2,276)
Equity securities [3]		24,456		(10,251)		1,110		(824)
Loans[5]		6,362		(4,344)		—		—
Derivatives held for trading [2]		25,830		(29,317)		—		—
Financial assets measured at fair value through other comprehensive income
Equity securities [3]		—		—		214,268		(110,687)

	~~W~~	87,422	~~W~~	(70,977)	~~W~~	217,721	~~W~~	(113,789)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	49,730	~~W~~	(44,136)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		14,638		(13,572)		—		—

	~~W~~	64,368	~~W~~	(57,708)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as volatility of the underlying asset or correlation between underlying asset by ± 10%.

[2]

For derivatives financial instruments, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, price of underlying asset, volatility of stock price, interest rate by ± 10% and the loss given default ratio, discount rate by ± 1%

[3]

For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, correlation between growth rate (0~1%) and discount rate (-1~1%) or between liquidation value(-1~1%) and discount rate (-1~1%).

[4]

Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

[5]	For loans, the changes in fair value are calculated by shifting principal unobservable input parameters such as stock price, volatility of stock price(-10~10%), discount rate(-1~1%).
[6]

For loans measured at fair value through other comprehensive income, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, volatility of the underlying asset 1%, growth rate 10%.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Balance at the beginning of the period	~~W~~	45,767	~~W~~	62,155
New transactions and others		108,468		88,238
Changes during the period		(20,528)		(85,699)

Balance at the end of the period	~~W~~	133,707	~~W~~	64,694

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of financial assets and liabilities by category as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	2020
	Financial instruments at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	22,509,456	~~W~~	—	~~W~~	22,509,456
Financial assets at fair value through profit or loss		58,652,981		—		—		—		—		58,652,981
Derivatives		3,697,541		—		—		—		255,369		3,952,910
Loans at amortized cost		—		—		—		367,862,483		—		367,862,483
Financial investments		—		45,991,825		2,090,992		26,727,492		—		74,810,309
Other financial assets		—		—		—		20,291,563		—		20,291,563

	~~W~~	62,350,522	~~W~~	45,991,825	~~W~~	2,090,992	~~W~~	437,390,994	~~W~~	255,369	~~W~~	548,079,702

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.3 Carrying Amounts of Financial Instruments by Category (cont’d)

(In millions of Korean won)	2020
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,129,604	~~W~~	11,236,833	~~W~~	—	~~W~~	—	~~W~~	13,366,437
Derivatives		4,002,410		—		—		288,408		4,290,818
Deposits		—		—		327,743,474		—		327,743,474
Debts		—		—		46,917,615		—		46,917,615
Debentures		—		—		57,422,807		—		57,422,807
Other financial liabilities		—		—		34,534,709		—		34,534,709

	~~W~~	6,132,014	~~W~~	11,236,833	~~W~~	466,618,605	~~W~~	288,408	~~W~~	484,275,860

(In millions of Korean won)	2019
	Financial instruments at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	20,837,878	~~W~~	—	~~W~~	20,837,878
Financial assets at fair value through profit or loss		53,549,086		—		—		—		—		53,549,086
Derivatives		3,008,598		—		—		—		182,075		3,190,673
Loans at amortized cost		—		—		—		339,684,059		—		339,684,059
Financial investments		—		43,931,946		2,504,105		25,346,555		—		71,782,606
Other financial assets		—		—		—		9,147,059		—		9,147,059

	~~W~~	56,557,684	~~W~~	43,931,946	~~W~~	2,504,105	~~W~~	395,015,551	~~W~~	182,075	~~W~~	498,191,361

(In millions of Korean won)	2019
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,663,327	~~W~~	12,704,826	~~W~~	—	~~W~~	—	~~W~~	15,368,153
Derivatives		2,842,950		—		—		164,391		3,007,341
Deposits		—		—		305,592,771		—		305,592,771
Debts		—		—		37,818,860		—		37,818,860
Debentures		—		—		50,935,583		—		50,935,583
Other financial liabilities		—		—		22,629,587		—		22,629,587

	~~W~~	5,506,277	~~W~~	12,704,826	~~W~~	416,976,801	~~W~~	164,391	~~W~~	435,352,295

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

7. Due from Financial Institutions at Amortized Cost

Details of due from financial institutions as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%)	June 30, 2020		December 31, 2019
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00 ~ 0.53	~~W~~	9,279,614	~~W~~	8,117,840
	Due from banking institutions	Daegu Bank and others	0.00 ~ 2.50		2,939,750		4,641,714
	Due from others	NH Investment & Securities CO.,LTD and others	0.00 ~ 0.49		817,998		654,981

					13,037,362		13,414,535

Due from financial institutions in foreign currencies	Due from banking institutions in foreign currencies	WELLS Fargo Bank, N.A. and others	0.00 ~ 0.48		2,971,756		2,351,929
	Time deposits in foreign currencies	China citic bank Beijing beiyuan sub-bra and others	0.00 ~ 7.75		794,647		1,053,776
	Due from others	Sumitomo mitsui banking corporation and others	0.00 ~ 8.00		2,810,625		1,327,432

					6,577,028		4,733,137

				~~W~~	19,614,390	~~W~~	18,147,672

[1]	Before netting of allowance

Restricted cash from financial institutions as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)		Financial Institutions	June 30, 2020		December 31, 2019		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	~~W~~	9,279,614	~~W~~	8,117,840	Bank of Korea Act
	Due from banking institutions	NH Investment Securities and others		804,445		3,027,963	Net settlement and others
	Due from others	Korea Securities Finance Corporation and others		642,495		555,294	Derivatives margin account and others

				10,726,554		11,701,097

Due from financial institutions in foreign currencies	Due from banking institutions in foreign currencies	Bank of Korea and others		447,869		490,071	Bank of Korea Act and others
	Time deposits in foreign currencies	ICBC NEW YORK and others		44,504		31,443	Bank Act of the State of New York and others
	Due from others	Morganstanley Bank International and others		2,123,141		1,150,355	Derivatives margin account and others

				2,615,514		1,671,869

			~~W~~	13,342,068	~~W~~	13,372,966

[1]	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

7. Due from Financial Institutions at Amortized Cost (cont’d)

Changes in the allowances for due from financial institutions

Changes in the allowances for due from financial institutions for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	3,164	~~W~~	1,188	~~W~~	360
Transfer between stages
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Provision (reversal of) for credit losses		391		(848)		—
Business combination		26		—		—
Others (change of currency ratio, etc.)		26		13		(30)

Ending	~~W~~	3,607	~~W~~	353	~~W~~	330

(In millions of Korean won)	2019
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,019	~~W~~	—	~~W~~	—
Transfer between stages		—		—		—
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Provision for credit losses		95		—		—
Others (change of currency ratio, etc.)		50		—		—

Ending	~~W~~	2,164	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debts in Korean won, financial debentures in foreign currencies, and structured deposits in foreign currencies. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps and others to hedge the risk of changes in cash flows of loans at amortized cost and debt instruments in Korean won, financial borrowings in foreign currencies with floating interest rates. In addition, the Group applies net investment hedge accounting by designating financial debentures in foreign currencies and cross currency forwards as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

8. Derivative Financial Instruments and Hedge Accounting (cont’d)

Details of derivative financial instruments held for trading as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)

	June 30, 2020						December 31, 2019
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	570,000	~~W~~	—	~~W~~	90,744	~~W~~	570,000	~~W~~	206	~~W~~	84,126
Futures[1]		5,940,802		306		3,125		2,951,770		698		235
Swaps		296,907,832		836,648		867,722		270,091,778		512,145		557,511
Options		17,408,000		409,302		522,199		17,521,156		267,697		379,262

		320,826,634		1,246,256		1,483,790		291,134,704		780,746		1,021,134

Currency
Forwards		82,433,049		1,016,205		696,794		87,373,417		942,632		750,380
Futures[1]		326,430		1,237		91		107,793		—		349
Swaps		49,205,403		728,732		859,434		46,501,399		606,464		610,275
Options		3,327,468		9,879		21,478		2,789,562		5,438		14,346

		135,292,350		1,756,053		1,577,797		136,772,171		1,554,534		1,375,350

Stock and index
Futures[1]		1,769,532		3,786		15,755		1,646,785		22,451		20,704
Swaps		5,864,101		484,759		246,682		6,773,467		448,803		86,100
Options		4,254,414		139,787		475,960		5,559,865		99,013		176,141

		11,888,047		628,332		738,397		13,980,117		570,267		282,945

Credit
Swaps		3,750,925		13,643		9,717		4,433,960		19,178		13,659

		3,750,925		13,643		9,717		4,433,960		19,178		13,659

Commodity
Futures[1]		11,322		99		51		3,281		68		3
Swaps		28,641		929		2,745		105,658		2,948		474

		39,963		1,028		2,796		108,939		3,016		477

Other		1,883,701		52,229		189,913		3,160,013		80,857		149,385

	~~W~~	473,681,620	~~W~~	3,697,541	~~W~~	4,002,410	~~W~~	449,589,904	~~W~~	3,008,598	~~W~~	2,842,950

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

8. Derivative Financial Instruments and Hedge Accounting (cont’d)

Average price or rate of the nominal cash flow for each type of hedge accounting as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)

	June 30, 2020
	1 year		2 years		3 years		4 years		5 years		More than 5 years		Total
Fair value hedge
The nominal of the hedging instrument	~~W~~	4,051,243	~~W~~	1,700,508	~~W~~	714,396	~~W~~	608,955	~~W~~	1,361,128	~~W~~	2,077,818	~~W~~	10,514,048
Average rate (%)		1.92		2.43		2.21		2.89		1.75		2.38		2.18
Average price (USD/KRW)		1,174.11		1,134.51		1,151.50		—		—		—		1,168.56
Average price (EUR/KRW)		1,329.26		1,350.01		—		—		—		—		1,330.93
Average price (AUD/KRW)		832.42		—		—		—		—		—		832.42
Cash flow hedge
The nominal of the hedging instrument	~~W~~	2,476,290	~~W~~	1,776,367	~~W~~	895,886	~~W~~	338,063	~~W~~	151,513	~~W~~	150,000	~~W~~	5,788,119
Average rate (%)		2.09		2.56		2.82		2.62		1.65		1.64		2.30
Average price (USD/KRW)		1,109.40		1,161.91		1,163.62		1,105.51		1,205.20		—		1,144.18
Average price (EUR/KRW)		1,305.21		1,302.82		1,318.75		—		1,366.00		—		1,308.21
Average price (AUD/KRW)		837.00		—		—		—		—		—		837.00
Average price (SGD/KRW)		829.19		—		—		—		—		—		829.19
Hedge of net investments in foreign operations
The nominal of the hedging instrument	~~W~~	255,029	~~W~~	26,593	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	281,622
Average price (USD/KRW)		1,189.77		—		—		—		—		—		1,189.77
Average price (GBP/KRW)		—		1,465.26		—		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

8. Derivative Financial Instruments and Hedge Accounting (cont’d)

(In millions of Korean won)

	December 31, 2019
	1 year		2 years		3 years		4 years		5 years		More than 5 years		Total
Fair value hedge
The nominal of the hedging instrument	~~W~~	2,649,272	~~W~~	1,807,950	~~W~~	897,562	~~W~~	309,882	~~W~~	466,053	~~W~~	1,414,570	~~W~~	7,545,289
Average rate (%)		2.29		2.70		2.29		3.16		2.50		3.92		2.91
Average price (USD/KRW)		1,149.90		1,138.82		1,094.35		—		—		—		1,146.84
Average price (EUR/KRW)		1,319.66		1,346.38		—		—		—		—		1,327.68
Average price (AUD/KRW)		803.71		—		—		—		—		—		803.71
Cash flow hedge
The nominal of the hedging instrument	~~W~~	2,450,918	~~W~~	1,199,124	~~W~~	1,764,991	~~W~~	529,202	~~W~~	120,000	~~W~~	150,000	~~W~~	6,214,235
Average rate (%)		2.64		2.56		2.66		2.79		2.00		1.67		2.59
Average price (USD/KRW)		1,129.58		1,111.66		1,153.15		1,095.73		—		—		1,132.99
Average price (EUR/KRW)		1,305.22		1,306.76		1,312.75		—		—		—		1,306.91
Average price (AUD/KRW)		—		837.00		—		—		—		—		837.00
Average price (SGD/KRW)		815.80		831.49		—		—		—		—		823.54
Hedge of net investments in foreign operations
The nominal of the hedging instrument	~~W~~	248,233	~~W~~	—	~~W~~	27,336	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	275,569
Average price (USD/KRW)		1,151.49		—		—		—		—		—		1,151.49
Average price (GBP/KRW)		—		—		1,465.26		—		—		—		1,465.26

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

8. Derivative Financial Instruments and Hedge Accounting (cont’d)

Fair Value Hedge

Details of hedged items designated as fair value hedge as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)		June 30, 2020
		Carrying amount				Accumulated adjusted amount				Changes in the fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in KRW	~~W~~	775,914	~~W~~	—	~~W~~	12,172	~~W~~	—	~~W~~	6,686
	Debt securities in foreign currencies		2,495,293		—		87,630		—		70,654
	Deposits in foreign currencies		—		425,247		—		5,002		(18,263)
	Debts in KRW		—		2,460,221		—		30,221		(9,151)
	Debts in foreign currencies		—		2,816,541		—		114,966		(73,560)

			3,271,207		5,702,009		99,802		150,189		(23,634)

Currency	Debt securities in foreign currencies		1,929,919		—		66,464		—		97,837

			1,929,919		—		66,464		—		97,837

		~~W~~	5,201,126	~~W~~	5,702,009	~~W~~	166,266	~~W~~	150,189	~~W~~	74,203

(In millions of Korean won)		December 31, 2019
		Carrying amount				Accumulated adjusted amount				Changes in the fair value[1]
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in KRW	~~W~~	549,526	~~W~~	—	~~W~~	5,485	~~W~~	—	~~W~~	4,160
	Debt securities in foreign currencies		1,670,838		—		19,243		—		26,187
	Deposits in foreign currencies		—		780,491		—		(18,391)		(59,141)
	Debts in KRW		—		351,070		—		21,070		(2,876)
	Debts in foreign currencies		—		2,067,556		—		41,406		(59,054)

			2,220,364		3,199,117		24,728		44,085		(90,724)

Currency	Debt securities in foreign currencies		2,339,239		—		24,181		—		69,170

			2,339,239		—		24,181		—		69,170

		~~W~~	4,559,603	~~W~~	3,199,117	~~W~~	48,909	~~W~~	44,085	~~W~~	(21,554)

[1]	Fair value changes in the six-month period ended June 30, 2019

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

8. Derivative Financial Instruments and Hedge Accounting (cont’d)

Details of derivative instruments designated as fair value hedge as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)
	June 30, 2020
	National amount		Assets		Liabilities		Changes in the fair value[1]
Interest rate
Swaps	~~W~~	8,684,964	~~W~~	225,288	~~W~~	70,138	~~W~~	24,889
Currency
Forwards		1,829,084		5,085		44,678		(88,458)

	~~W~~	10,514,048	~~W~~	230,373	~~W~~	114,816	~~W~~	(63,569)

(In millions of Korean won)
	December 31, 2019
	National amount		Assets		Liabilities		Changes in the fair value[1]
Interest rate
Swaps	~~W~~	5,326,500	~~W~~	129,085	~~W~~	29,676	~~W~~	97,718
Currency
Forwards		2,218,789		22,503		27,862		(67,389)

	~~W~~	7,545,289	~~W~~	151,588	~~W~~	57,538	~~W~~	30,329

[1]	Fair value changes in the six-month period ended June 30, 2019

Details of hedge ineffectiveness recognized in profit or loss from derivatives for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	Hedge ineffectiveness recognized in profit or loss
	2020		2019
From hedge accounting
Interest rate	~~W~~	1,255	~~W~~	6,993
Currency rate		9,379		1,781

	~~W~~	10,634	~~W~~	8,774

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Gains (losses) on hedging instruments	~~W~~	(48,023)	~~W~~	22,464
Gains (losses) on the hedged items attributable to the hedged risk		69,829		(21,441)

	~~W~~	21,806	~~W~~	1,023

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

8. Derivative Financial Instruments and Hedge Accounting (cont’d)

Cash Flow Hedge

Details of hedged items in cash flow hedge as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of Korean won)
	June 30, 2020				December 31, 2019
	Changes in fair value		Other comprehensive income for cash flow hedge		Changes in fair value[1]		Other comprehensive income for cash flow hedge
Hedge accounting
Interest rate risk	~~W~~	35,714	~~W~~	(40,538)	~~W~~	33,751	~~W~~	(15,670)
Foreign currency change risk		46,976		(25,980)		52,519		(11,663)

	~~W~~	82,690	~~W~~	(66,518)	~~W~~	86,270	~~W~~	(27,333)

[1]	Fair value changes in the six-month period ended June 30, 2019

Details of derivative instruments designated as cash flow hedge as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)
	June 30, 2020
	National amount		Assets		Liabilities		Changes in the fair value
Interest rate
Swaps	~~W~~	3,433,180	~~W~~	13	~~W~~	61,019	~~W~~	(35,737)
Currency
Swaps		2,354,939		21,410		106,130		(46,054)

	~~W~~	5,788,119	~~W~~	21,423	~~W~~	167,149	~~W~~	(81,791)

(In millions of Korean won)
	December 31, 2019
	National amount		Assets		Liabilities		Changes in the fair value[1]
Interest rate
Swaps	~~W~~	3,600,334	~~W~~	3,698	~~W~~	28,484	~~W~~	(31,419)
Currency
Swaps		2,613,901		23,382		73,067		(51,942)

	~~W~~	6,214,235	~~W~~	27,080	~~W~~	101,551	~~W~~	(83,361)

[1]	Fair value changes in the six-month period ended June 30, 2019

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

8. Derivative Financial Instruments and Hedge Accounting (cont’d)

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Losses on hedging instruments	~~W~~	(81,791)	~~W~~	(83,361)
Losses on effectiveness (amount recognized in other comprehensive income)		(82,317)		(83,665)

Gains on ineffectiveness (amount recognized in profit or loss)	~~W~~	526	~~W~~	304

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Amount recognized in other comprehensive income	~~W~~	(82,317)	~~W~~	(83,665)
Amount reclassified from equity to profit or loss		29,457		31,735
Tax effect		13,674		13,572

Amount recognized in other comprehensive income net of tax	~~W~~	(39,186)	~~W~~	(38,358)

Hedge on Net Investments in Foreign Operations

Details of hedged items in hedge on foreign operation net investments hedge as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Changes in fair value		Other comprehensive income for hedge on net investment in a foreign operation
Hedge accounting
Currency (foreign currency change risk)	~~W~~	(358)	~~W~~	(40,699)

(In millions of Korean won)	December 31, 2019
	Changes in fair value[1]		Other comprehensive income for hedge on net investment in a foreign operation
Hedge accounting
Currency (foreign currency change risk)	~~W~~	12,388	~~W~~	(41,992)

[1]	Fair value changes in the six-month period ended June 30, 2019

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

8. Derivative Financial Instruments and Hedge Accounting (cont’d)

Details of financial instruments designated as hedging instruments in hedge on net investments in foreign operations as of June 30, 2020 and December 31, 2019, is as follows:

(In millions of Korean won)
	June 30, 2020
	Nominal amount		Assets		Liabilities		Changes in the fair value
Currency
Forwards	~~W~~	281,622	~~W~~	3,573	~~W~~	6,444	~~W~~	(8,189)
Financial debentures in foreign currencies		701,209		—		701,209		8,547

	~~W~~	982,831	~~W~~	3,573	~~W~~	707,653	~~W~~	358

(In millions of Korean won)
	December 31, 2019
	Nominal amount		Assets		Liabilities		Changes in the fair value[1]
Currency
Forwards	~~W~~	275,569	~~W~~	3,407	~~W~~	5,302	~~W~~	(9,182)
Swap		—		—		—		(110)
Financial debentures in foreign currencies		97,255		—		97,255		(3,096)

	~~W~~	372,824	~~W~~	3,407	~~W~~	102,557	~~W~~	(12,388)

[1]	Fair value changes in the six-month period ended June 30, 2019

The fair value of non-derivative financial instruments designated as hedging instruments as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Financial debentures in foreign currencies	~~W~~	702,400	~~W~~	97,737

Gain or loss from hedging instruments in hedge of net investments in foreign operations and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Gains (losses) on hedging instruments	~~W~~	358	~~W~~	(12,388)
Effective portion of gains (losses) on hedge on net investment in a foreign operation (amount recognized in other comprehensive income)		358		(12,388)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

8. Derivative Financial Instruments and Hedge Accounting (cont’d)

The effective portion of gains (losses) on hedging instruments recognized in other comprehensive income for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Amount recognized in other comprehensive income	~~W~~	358	~~W~~	(12,388)
Amount of other comprehensive income reclassified to profit or loss		—		1,317
Tax effect		935		3,045

Amount recognized in other comprehensive income, net of tax	~~W~~	1,293	~~W~~	(8,026)

9. Loans at Amortized Cost

Details of loans as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Loans at amortized cost	~~W~~	369,694,473	~~W~~	341,363,805
Deferred loan origination fees and costs		714,106		728,270
Less: Allowances for loan losses		(2,546,096)		(2,408,016)

Carrying amount	~~W~~	367,862,483	~~W~~	339,684,059

Details of loans for other banks as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Loans at amortized cost	~~W~~	8,516,192	~~W~~	4,011,246
Less: Allowances for loan losses		(786)		(432)

Carrying amount	~~W~~	8,515,406	~~W~~	4,010,814

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

9. Loans at Amortized Cost (cont’d)

Details of loan types and customer types of loans to customers, other than banks, as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	165,715,091	~~W~~	141,900,832	~~W~~	—	~~W~~	307,615,923
Loans in foreign currencies		1,646,489		13,407,463		—		15,053,952
Domestic import usance bills		—		2,651,335		—		2,651,335
Off-shore funding loans		—		1,366,481		—		1,366,481
Call loans		—		1,078,099		—		1,078,099
Bills bought in Korean won		—		384		—		384
Bills bought in foreign currencies		—		984,364		—		984,364
Guarantee payments under payment guarantee		22		7,539		—		7,561
Credit card receivables in Korean won		—		—		17,724,951		17,724,951
Credit card receivables in foreign currencies		—		—		2,650		2,650
Reverse repurchase agreements		—		6,240,988		—		6,240,988
Privately placed bonds		—		1,458,266		—		1,458,266
Factored receivables		108		21		—		129
Lease receivables		1,238,697		281,039		—		1,519,736
Loans for installment credit		6,142,906		44,662		—		6,187,568

		174,743,313		169,421,473		17,727,601		361,892,387

Proportion (%)		48.29		46.81		4.90		100
Less: Allowances		(821,233)		(989,310)		(734,767)		(2,545,310)

	~~W~~	173,922,080	~~W~~	168,432,163	~~W~~	16,992,834	~~W~~	359,347,077

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

9. Loans at Amortized Cost (cont’d)

(In millions of Korean won)	December 31, 2019
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	159,232,495	~~W~~	130,383,260	~~W~~	—	~~W~~	289,615,755
Loans in foreign currencies		433,399		8,125,029		—		8,558,428
Domestic import usance bills		—		2,617,862		—		2,617,862
Off-shore funding loans		—		1,387,798		—		1,387,798
Call loans		—		610,001		—		610,001
Bills bought in Korean won		—		2,843		—		2,843
Bills bought in foreign currencies		—		2,158,877		—		2,158,877
Guarantee payments under payment guarantee		36		3,312		—		3,348
Credit card receivables in Korean won		—		—		18,642,111		18,642,111
Credit card receivables in foreign currencies		—		—		6,299		6,299
Reverse repurchase agreements		—		6,149,458		—		6,149,458
Privately placed bonds		—		971,414		—		971,414
Factored receivables		117		167		—		284
Lease receivables		1,385,617		194,576		—		1,580,193
Loans for installment credit		5,737,458		38,700		—		5,776,158

		166,789,122		152,643,297		18,648,410		338,080,829

Proportion (%)		49.33		45.15		5.52		100.00
Less: Allowances		(711,322)		(956,554)		(739,708)		(2,407,584)

	~~W~~	166,077,800	~~W~~	151,686,743	~~W~~	17,908,702	~~W~~	335,673,245

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

10. Allowances for Loan Losses

Changes in the allowances for loan losses for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Retails						Corporates						Credit cards
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	278,380	~~W~~	224,905	~~W~~	208,036	~~W~~	215,069	~~W~~	290,309	~~W~~	451,608	~~W~~	209,651	~~W~~	266,183	~~W~~	263,876
Transfer between stages
Transfer to 12-month expected credit losses		77,506		(76,670)		(836)		50,288		(42,839)		(7,449)		46,480		(45,874)		(606)
Transfer to lifetime expected credit losses		(62,350)		77,819		(15,469)		(45,568)		102,224		(56,656)		(25,279)		26,386		(1,107)
Impairment		(3,282)		(48,446)		51,728		(3,004)		(21,412)		24,416		(2,268)		(21,233)		23,501
Write-offs		—		—		(229,734)		—		—		(96,237)		—		—		(265,534)
Disposal		(636)		(42)		(913)		—		—		(8,865)		—		—		—
Provision (reversal) for loan losses[1,2,3]		39,159		66,494		203,695		17,156		(21,015)		73,064		7,673		(5,688)		265,342
Business combination		32,534		506		2,542		56,768		1,485		6,752		—		—		—
Others (change of currency ratio, etc.)		(2,093)		578		(2,178)		2,997		2,146		(1,141)		—		—		(6,736)

Ending	~~W~~	359,218	~~W~~	245,144	~~W~~	216,871	~~W~~	293,706	~~W~~	310,898	~~W~~	385,492	~~W~~	236,257	~~W~~	219,774	~~W~~	278,736

[1]

Provision for credit losses in the statement of comprehensive income also include provision (reversal) for due from financial institutions (Note 7), and provision (reversal) for securities (Note 11), provision for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantees contracts (Note 22), and provision (reversal) for other financial assets (Note 17).

[2]	Includes ~~W~~172,410 million of recover from write-offs
[3]

Includes provision related to COVID-19; Retails ~~W~~57,755 million (forward-looking recalculation ~~W~~57,750 million, lifetime expected credit losses(Non-impaired) ~~W~~5 million), Corporates ~~W~~ 73,296 million (forward-looking recalculation ~~W~~36,929 million, lifetime expected credit losses(Non-impaired) ~~W~~20,267 million), Individual assessment ~~W~~ 16,100 million, Credit cards ~~W~~ 24,479 million (forward-looking recalculation ~~W~~ 24,479 million)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

10. Allowances for Loan Losses (cont’d)

(In millions of Korean won)	2019
	Retails						Corporates						Credit cards
	The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12- month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	237,440	~~W~~	215,743	~~W~~	189,714	~~W~~	214,312	~~W~~	318,656	~~W~~	722,875	~~W~~	180,467	~~W~~	290,025	~~W~~	240,449
Transfer between stages
Transfer to 12-month expected credit losses		61,688		(61,410)		(278)		37,417		(23,933)		(13,484)		48,023		(47,351)		(672)
Transfer to lifetime expected credit losses		(46,500)		59,013		(12,513)		(25,345)		47,761		(22,416)		(25,960)		27,132		(1,172)
Impairment		(1,127)		(45,219)		46,346		(1,420)		(27,453)		28,873		(1,972)		(22,700)		24,672
Write-offs		(2)		26		(206,109)		—		2		(108,947)		—		—		(257,053)
Disposal		(448)		(16)		(606)		—		—		(5,887)		—		—		(40)
Provision (reversal) for loan losses[1,2]		2,030		44,030		193,248		(12,729)		(17,426)		(23,642)		(14,898)		21,468		254,106
Others (change of currency ratio, etc.)		42		103		(671)		544		176		(865)		—		—		(4,956)

Ending	~~W~~	253,123	~~W~~	212,270	~~W~~	209,131	~~W~~	212,779	~~W~~	297,783	~~W~~	576,507	~~W~~	185,660	~~W~~	268,574	~~W~~	255,334

[1]

Provision for credit losses in statements of comprehensive income also include provision (reversal) for due from financial institutions (Note 7), and provision (reversal) for securities (Note 11), provision for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantees contracts (Note 22), and provision (reversal) for other financial assets (Note 17).

[2]	Included ~~W~~173,621 million from recover from write-offs.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

10. Allowances for Loan Losses (cont’d)

The Group manages the written-off loans that their legal extinctive prescription did not meet, and that are not collected; the balance of those are respectively ~~W~~ 11,266,673 million and ~~W~~ 11,264,785 million as of June 30, 2020 and December 31, 2019.

Changes in the book amount of loans at amortized cost for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	316,377,009	~~W~~	23,814,108	~~W~~	1,900,958
Transfer between stages
Transfer to 12-month expected credit losses		15,231,664		(15,168,720)		(62,944)
Transfer to lifetime expected credit losses (non-impaired)		(19,462,075)		19,790,612		(328,537)
Transfer to lifetime expected credit losses (impaired)		(278,738)		(1,027,943)		1,306,681
Write-offs		—		—		(591,505)
Disposal		(4,275,193)		(17,400)		(86,045)
Business combination		3,083,489		69,103		13,790
Net increase (decrease) (Execution, repayment and others)		32,522,904		(2,132,017)		(270,622)

Ending	~~W~~	343,199,060	~~W~~	25,327,743	~~W~~	1,881,776

(In millions of Korean won)	2019
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	293,296,370	~~W~~	26,417,165	~~W~~	2,097,749
Transfer between stages
Transfer to 12-month expected credit losses		6,072,086		(6,050,681)		(21,405)
Transfer to lifetime expected credit losses (non-impaired)		(10,130,540)		10,229,927		(99,387)
Transfer to lifetime expected credit losses (impaired)		(406,917)		(678,406)		1,085,323
Write-offs		(2)		29		(572,110)
Disposal		(880,647)		(13,013)		(76,328)
Net increase (decrease) (Execution, repayment and others)		10,589,568		(3,127,635)		(359,524)

Ending	~~W~~	298,539,918	~~W~~	26,777,386	~~W~~	2,054,318

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	9,842,715	~~W~~	6,569,472
Financial bonds		14,944,298		16,360,495
Corporate bonds		4,033,344		3,218,480
Asset-backed securities		136,640		124,898
Beneficiary certificates		13,802,721		12,375,326
Derivatives linked securities		3,091,343		3,623,648
Other debt securities		9,424,692		8,449,207
Equity securities:
Stocks		1,197,796		1,716,149
Other equity securities		512,143		387,694
Loans:
Private placed corporate bonds		133,583		265,499
Other loans		1,319,482		162,046
Due from financial institutions:
Other due from financial institutions		135,780		216,367
Others		78,444		79,805

	~~W~~	58,652,981	~~W~~	53,549,086

Financial Investments
Financial assets measured at fair value through other comprehensive income
Debt securities:
Government and public bonds	~~W~~	7,341,342	~~W~~	9,501,642
Financial bonds		22,298,445		20,913,361
Corporate bonds		14,327,493		12,289,820
Asset-backed securities		1,518,941		832,160
Other debt securities		154,635		19,865
Equity securities:
Stocks		1,891,689		2,377,994
Equity investments		34,256		41,042
Other equity securities		165,047		85,069
Loans:
Private placed corporate bonds		316,896		375,098
Other loans		34,073		—

		48,082,817		46,436,051

Financial assets at amortized cost
Debt securities:
Government and public bonds		5,846,351		5,395,720
Financial bonds		6,931,939		8,157,428
Corporate bonds		7,884,192		7,536,805
Asset-backed securities		6,036,983		4,258,274
Other debt securities		30,037
Allowance		(2,010)		(1,672)

		26,727,492		25,346,555

	~~W~~	74,810,309	~~W~~	71,782,606

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments (cont’d)

Dividend incomes from the equity securities measured at fair value through other comprehensive income for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020				2019
	From the financial asset derecognized		From the remaining financial asset		From the financial asset derecognized		From the remaining financial asset
Equity securities at fair value through other comprehensive income
Stocks
Listed	~~W~~	7,000	~~W~~	8,685	~~W~~	—	~~W~~	18,732
Unlisted		—		20,253		—		24,950
Equity investments		—		261		—		—
Other equity securities		—		1,872		—		1,470

	~~W~~	7,000	~~W~~	31,071	~~W~~	—	~~W~~	45,152

The derecognized equity securities, measured at fair value through other comprehensive income for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020				2019
	Disposal price		Accumulated OCI as of disposal date		Disposal price		Accumulated OCI as of disposal date
Equity securities at fair value through other comprehensive income
Stocks
Listed	~~W~~	503,243	~~W~~	331,842	~~W~~	12,308	~~W~~	(25,278)
Unlisted		—		—		737		(114)

	~~W~~	503,243	~~W~~	331,842	~~W~~	13,045	~~W~~	(25,392)

Provision (reversal) for the allowance of financial investments for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Provision		Reversal of impairment		Total
Securities measured at fair value through other comprehensive income	~~W~~	1,140	~~W~~	(142)	~~W~~	998
Loans measured at fair value through other comprehensive income		104		(261)		(157)
Securities measured at amortized cost		692		(356)		336

	~~W~~	1,936	~~W~~	(759)	~~W~~	1,177

(In millions of Korean won)	2019
	Provision		Reversal of impairment		Total
Securities measured at fair value through other comprehensive income	~~W~~	1,353	~~W~~	(762)	~~W~~	591
Loans measured at fair value through other comprehensive income		761		(140)		621
Securities measured at amortized cost		174		(115)		59

	~~W~~	2,288	~~W~~	(1,017)	~~W~~	1,271

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments (cont’d)

Changes in the allowances for financial investments for the six-month periods ended June 30, 2020 and 2019 are as follows:

(In millions of Korean won)	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	5,370	~~W~~	—	~~W~~	—
Transfer between stages
Transfer to 12-month expected credit losses		(5)		5		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		(467)		—		—
Provision (reversal) for loan losses		1,108		70		—
Others (change of currency ratio, etc.)		38		(1)		73

Ending	~~W~~	6,044	~~W~~	74	~~W~~	73

(In millions of Korean won)	2019
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	5,657	~~W~~	192	~~W~~	322
Transfer between stages
Transfer to 12-month expected credit losses		437		(189)		(249)
Transfer to lifetime expected credit losses		(669)		669		—
Impairment		—		—		—
Disposal		(214)		(229)		—
Provision (reversal) for loan losses		606		665		—
Others (change of currency ratio, etc.)		39		259		—

Ending	~~W~~	5,856	~~W~~	1,367	~~W~~	73

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

12. Investments in Associates and Joint Ventures

Investments in associates and joint ventures as of June 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	June 30, 2020
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location

Associates
KB Pre IPO Secondary Venture Fund 1st1	15.19	~~W~~	551	~~W~~	1,101	~~W~~	1,101	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		140,645		138,799	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business investment Fund[2]	66.66		19,001		18,312		18,312	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,071		20,071	Investment finance	Korea
PT Bank Bukopin TBK[5,6]	22.00		116,422		96,577		102,703	Banking and foreign exchange transaction	Indonesia
Balhae Infrastructure Company[1]	12.61		105,643		101,327		101,327	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		19,998		22,533		22,533	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		18,384		15,269	Installment loan	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(15,830)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd.	29.33		440		49		147	Big data consulting	Korea
Paycoms Co., Ltd.[1,3]	11.70		800		13		36	System software publishing	Korea
Food Factory Co., Ltd.[4]	22.22		1,000		349		1,209	Farm product distribution industry	Korea
KBSP Private Equity Fund IV1,2	14.95		6,100		6,010		6,010	Investment finance	Korea
KB Private Equity FundIII [1]	15.69		8,000		7,715		7,715	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		6,584		6,584	Credit information	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No.2	25.00		9,739		9,550		9,740	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[1]	4.49		1,908		1,620		1,620	Investment finance	Korea
KB Social Impact Fund	30.00		1,500		1,421		1,421	Investment finance	Korea
KB-Solidus Global Healthcare Fund	43.33		50,627		48,864		49,560	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		10,375		11,201		11,201	Investment finance	Korea
KBTS Technology Venture Private Equity Fund[2]	56.00		19,824		19,243		19,243	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund[2]	42.55		21,250		20,971		20,221	Investment finance	Korea
KB-SJ Tourism Venture Fund[1,2]	18.52		4,000		3,697		3,697	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		960		960	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund[1]	14.56		6,748		6,326		6,326	Investment finance	Korea
KB SPROTT Renewable Private Equity FundI	37.69		4,349		3,788		3,788	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	44.29		10,126		9,861		9,861	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

12. Investments in Associates and Joint Ventures (cont’d)

(in millions of Korean won)	June 30, 2020
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location

WJ Private Equity FundI	26.95	~~W~~	10,000	~~W~~	9,802	~~W~~	9,802	Investment finance	Korea
All Together Korea Fund 2	99.99		100,000		100,081		100,081	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund[1]	12.00		1,224		2,328		1,164	Asset management	Korea
Others			2,477		3,363		1,199

		~~W~~	690,440	~~W~~	676,916	~~W~~	691,700

(in millions of Korean won)	December 31, 2019
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location

Associates
KB Pre IPO Secondary Venture Fund 1st1	15.19	~~W~~	1,137	~~W~~	1,705	~~W~~	1,705	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		138,013		136,168	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business investment Fund[2]	66.66		20,000		18,988		18,988	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		19,839		19,839	Investment finance	Korea
PT Bank Bukopin TBK[5,6]	22.00		116,422		115,321		121,381	Banking and foreign exchange transaction	Indonesia
Balhae Infrastructure Company[1]	12.61		105,214		101,391		101,391	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		19,998		23,016		23,016	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		17,736		12,725	Installment loan	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(14,746)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd.	29.33		440		10		125	Big data consulting	Korea
Paycoms Co., Ltd.[1,3]	11.70		800		17		45	System software publishing	Korea
Food Factory Co., Ltd.[4]	22.22		1,000		398		1,000	Farm product distribution industry	Korea
KBSP Private Equity Fund IV1,2	14.95		6,100		5,904		5,904	Investment finance	Korea
KB Private Equity FundIII[1]	15.69		8,000		7,754		7,754	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		5,991		5,991	Credit information	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No.2	25.00		12,970		13,616		13,616	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[1]	4.49		1,908		1,625		1,625	Investment finance	Korea
KB Social Impact Fund	30.00		1,500		1,465		1,465	Investment finance	Korea
KB-Solidus Global Healthcare Fund	43.33		42,697		45,021		45,718	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

12. Investments in Associates and Joint Ventures (cont’d)

(in millions of Korean won)	December 31, 2019
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
POSCO-KB Shipbuilding Fund	31.25	~~W~~	7,500	~~W~~	6,847	~~W~~	6,847	Investment finance	Korea
KBTS Technology Venture Private Equity Fund[2]	56.00		19,824		19,731		19,731	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund[2]	42.55		21,250		20,504		19,752	Investment finance	Korea
KB-SJ Tourism Venture Fund[1,2]	18.52		3,000		2,761		2,761	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		961		961	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund[1]	14.56		5,215		4,944		4,944	Investment finance	Korea
KB SPROTT Renewable Private Equity FundI	37.69		1,667		1,295		1,295	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	44.29		450		417		417	Investment finance	Korea
A-PRO Co., Ltd.[1]	15.19		1,500		2,565		2,790	Manufacture of electric power storage system	Korea
GH Real Estate I LP	42.00		17,678		19,042		19,042	Asset management	Guernsey
Others			2,505		2,243		1,244

		~~W~~	577,113	~~W~~	584,374	~~W~~	598,240

[1]

As of June 30, 2020 and December 31, 2019, the Group is represented on the governing bodies of its associates. Therefore, the Group has a significant influence over the decision-making process relating to their financial and business policies.

[2]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[3]	The ownership of Paycoms Co., Ltd. would be 22.96% and 22.96% as of June 30, 2020 and December 31, 2019, respectively, considering the potential voting rights from convertible bond.
[4]	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of June 30, 2020 and December 31, 2019, respectively, considering the potential voting rights from convertible bond.
[5]

The Group has entered into an agreement with PT Bosowa Corporindo, the major shareholder of PT Bank Bukopin TBK. Under this agreement, the Group has a right of first refusal, a tag-along right and a drag-along right. The drag-along right can be exercised for the duration of two years after three years from the acquisition date, subject to the occurrence of certain situations as defined in the agreement.

[6]	The fair value of PT Bank Bukopin TBK ordinary share is ~~W~~ 39,783 million and ~~W~~ 47,709 million as of June 30, 2020 and December 31, 2019, respectively.
[7]

In accordance with Korean IFRS 1028 Investments in Associates and Joint Ventures, the Group has applied exemption of equity method for Rainist Co., Ltd. and 20 others, and recognized them as financial assets at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

12. Investments in Associates and Joint Ventures (cont’d)

The condensed financial information of major investments in associates and joint ventures as of June 30, 2020 and December 31, 2019, and for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	June 30, 2020[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	7,248	~~W~~	—	~~W~~	5,940	~~W~~	7,248	~~W~~	1,101	~~W~~	—	~~W~~	1,101
KB GwS Private Securities Investment Trust		526,219		253		425,814		525,966		140,645		(1,846)		138,799
KB-KDBC Pre-IPO New Technology Business Investment Fund		27,767		300		28,500		27,467		18,312		—		18,312
KB Star office Private real estate Investment Trust No.1		231,515		122,767		95,000		108,748		20,071		—		20,071
PT Bank Bukopin TBK[2]		7,412,793		6,973,804		106,536		438,989		96,577		6,126		102,703
Balhae Infrastructure Company		805,703		1,840		838,106		803,863		101,327		—		101,327
Aju Good Technology Venture Fund		59,018		428		52,000		58,590		22,533		—		22,533
SY Auto Capital Co., Ltd.		92,264		54,747		20,000		37,517		18,384		(3,115)		15,269
Incheon Bridge Co., Ltd.		587,789		693,395		61,096		(105,606)		(15,830)		15,830		—
Big Dipper Co., Ltd.		431		234		1,750		197		49		98		147
Paycoms Co., Ltd.		1,850		1,738		855		112		13		23		36
Food Factory Co., Ltd.		6,127		3,789		450		2,338		349		860		1,209
KBSP Private Equity Fund IV		40,215		17		40,800		40,198		6,010		—		6,010
KB Private Equity FundIII		49,186		4		51,000		49,182		7,715		—		7,715
Korea Credit Bureau Co., Ltd.		105,112		31,962		10,000		73,150		6,584		—		6,584
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		41,075		2,876		38,960		38,199		9,550		190		9,740
Keystone-Hyundai Securities No. 1 Private Equity Fund		184,366		135,430		42,837		48,936		1,620		—		1,620
KB Social Impact Fund		4,735		—		5,000		4,735		1,421		—		1,421
KB-Solidus Global Healthcare Fund		113,274		514		80,100		112,760		48,864		696		49,560
POSCO-KB Shipbuilding Fund		36,167		324		33,200		35,843		11,201		—		11,201
KBTS Technology Venture Private Equity Fund		35,491		1,127		35,400		34,364		19,243		—		19,243
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		49,592		310		51,700		49,282		20,971		(750)		20,221
KB-SJ Tourism Venture Fund		19,972		5		21,600		19,967		3,697		—		3,697
UNION Media Commerce Fund		3,318		6		3,450		3,312		960		—		960
KB-Stonebridge Secondary Private Equity Fund[1]		43,914		480		46,330		43,434		6,326		—		6,326
KB SPROTT Renewable Private Equity FundI		10,306		250		11,540		10,056		3,788		—		3,788
KB-UTC Inno-Tech Venture Fund		22,516		254		22,860		22,262		9,861		—		9,861
WJ Private Equity FundI		36,509		144		37,100		36,365		9,802		—		9,802
All Together Korea Fund 2		100,103		12		100,010		100,091		100,081		—		100,081
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		20,113		715		20,400		19,398		2,328		(1,164)		1,164

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

12. Investments in Associates and Joint Ventures (cont’d)

(In millions of Korean won)	2020[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income (loss)		Dividends
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	165	~~W~~	(119)	~~W~~	—	~~W~~	(119)	~~W~~	—
KB GwS Private Securities Investment Trust		24,251		23,763		—		23,763		5,326
KB-KDBC Pre-IPO New Technology Business Investment Fund		29		(275)		—		(275)		—
KB Star office Private real estate Investment Trust No.1		2,461		1,104		—		1,104		—
PT Bank Bukopin TBK		283,453		(105,565)		20,343		(85,222)		—
Balhae Infrastructure Company		31,356		23,726		—		23,726		3,484
Aju Good Technology Venture Fund		2,569		(1,606)		—		(1,606)		—
SY Auto Capital Co., Ltd.		8,611		1,335		—		1,335		—
Incheon Bridge Co., Ltd.		38,054		(8,059)		—		(8,059)		—
Big Dipper Co., Ltd.		497		(87)		—		(87)		—
Paycoms Co., Ltd.		1,013		(374)		—		(374)		—
Food Factory Co., Ltd.		1,970		(46)		—		(46)		—
KBSP Private Equity Fund IV		4		708		—		708		—
KB Private Equity FundIII		—		(250)		—		(250)		—
Korea Credit Bureau Co., Ltd.		49,321		7,063		—		7,063		89
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		811		(555)		—		(555)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		9,678		(112)		—		(112)		—
KB Social Impact Fund		5		(147)		—		(147)		—
KB-Solidus Global Healthcare Fund		1,991		(9,431)		—		(9,431)		—
POSCO-KB Shipbuilding Fund		5,308		4,732		—		4,732		—
KBTS Technology Venture Private Equity Fund		1,688		1,132		—		1,132		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		895		(1,080)		—		(1,080)		—
KB-SJ Tourism Venture Fund		—		(343)		—		(343)		—
UNION Media Commerce Fund		—		(2)		—		(2)		—
KB-Stonebridge Secondary Private Equity Fund		2		(1,035)		—		(1,035)		—
KB SPROTT Renewable Private Equity FundI		—		(498)		—		(498)		—
KB-UTC Inno-Tech Venture Fund		—		(523)		—		(523)		—
WJ Private Equity FundI		—		(735)		—		(735)		—
All Together Korea Fund 2		94		81		—		81		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		—		(1,002)		—		(1,002)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

12. Investments in Associates and Joint Ventures (cont’d)

(In millions of Korean won)	December 31, 2019[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	11,237	~~W~~	20	~~W~~	8,690	~~W~~	11,217	~~W~~	1,705	~~W~~	—	~~W~~	1,705
KB GwS Private Securities Investment Trust		522,865		741		425,814		522,124		138,013		(1,845)		136,168
KB-KDBC Pre-IPO New Technology Business Investment Fund		29,086		603		30,000		28,483		18,988		—		18,988
KB Star office Private real estate Investment Trust No.1		218,611		122,465		95,000		96,146		19,839		—		19,839
PT Bank Bukopin TBK[2]		8,148,013		7,623,829		106,536		524,184		115,321		6,060		121,381
RAND Bio Science Co., Ltd.		7,026		74		1,340		6,952		1,037		(1,037)		—
Balhae Infrastructure Company		806,218		1,854		834,695		804,364		101,391		—		101,391
Aju Good Technology Venture Fund		60,675		828		52,000		59,847		23,016		—		23,016
Acts Co., Ltd.		5,302		6,973		117		(1,671)		(119)		119		—
SY Auto Capital Co., Ltd.		88,611		52,415		20,000		36,196		17,736		(5,011)		12,725
Incheon Bridge Co., Ltd.		609,194		707,563		61,096		(98,369)		(14,746)		14,746		—
Big Dipper Co., Ltd.		370		336		1,500		34		10		115		125
Builton Co., Ltd.		47,164		30,281		2,468		16,883		2,565		225		2,790
Paycoms Co., Ltd.		1,763		1,620		855		143		17		28		45
Food Factory Co., Ltd.		5,587		3,797		450		1,790		398		602		1,000
KB IGen Private Equity Fund No. 1		191		8		7,270		183		—		—		—
KB No.17 Special Purpose Acquisition Company		11,857		1,328		546		10,529		1		—		1
KB No.18 Special Purpose Acquisition Company		17,242		2,022		782		15,220		3		—		3
KB No.19 Special Purpose Acquisition Company		9,123		924		430		8,199		2		—		2
KB No.20 Special Purpose Acquisition Company		1,991		1,372		50		619		1		—		1
KBSP Private Equity Fund IV		39,492		2		40,800		39,490		5,904		—		5,904
KB Private Equity FundIII		49,437		4		51,000		49,433		7,754		—		7,754
Korea Credit Bureau Co., Ltd.		96,855		30,289		10,000		66,566		5,991		—		5,991
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		55,524		1,063		51,880		54,461		13,616		—		13,616
Keystone-Hyundai Securities No. 1 Private Equity Fund		187,156		153,842		42,837		33,314		1,625		—		1,625
KB Social Impact Fund		4,885		3		5,000		4,882		1,465		—		1,465
KB-Solidus Global Healthcare Fund		103,896		5		61,800		103,891		45,021		697		45,718
POSCO-KB Shipbuilding Fund		21,916		4		24,000		21,912		6,847		—		6,847
GH Real Estate I LP		45,340		61		42,093		45,279		19,042		—		19,042
KBTS Technology Venture Private Equity Fund		36,445		1,212		35,400		35,233		19,731		—		19,731
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		48,369		185		51,700		48,184		20,504		(752)		19,752
KB-SJ Tourism Venture Fund		14,914		4		16,200		14,910		2,761		—		2,761
UNION Media Commerce Fund		3,318		4		3,450		3,314		961		—		961
KB-Stonebridge Secondary Private Equity Fund		34,450		507		35,805		33,943		4,944		—		4,944
KB SPROTT Renewable Private Equity FundI		3,686		249		9,640		3,437		1,295		—		1,295
KB-UTC Inno-Tech Venture Fund		1,016		75		1,016		941		417		—		417

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

12. Investments in Associates and Joint Ventures (cont’d)

(In millions of Korean won)	2019[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income (loss)		Dividends
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	510	~~W~~	445	~~W~~	—	~~W~~	445	~~W~~	—
KB GwS Private Securities Investment Trust		21,253		20,767		—		20,767		5,219
KB-KDBC Pre-IPO New Technology Business Investment Fund		45		(256)		—		(256)		—
KB Star office Private real estate Investment Trust No.1		7,033		3,063		—		3,063		624
PT Bank Bukopin TBK		282,559		(18,153)		32,377		14,224		—
Sun Surgery Center Inc.		2,373		1,346		772		2,118		—
RAND Bio Science Co., Ltd.		—		(256)		—		(256)		—
Balhae Infrastructure Company		30,799		(23,961)		—		(23,961)		3,428
Aju Good Technology Venture Fund		7,480		6,740		—		6,740		—
Acts Co., Ltd.		3,929		657		—		657		—
SY Auto Capital Co., Ltd.		9,231		2,230		—		2,230		—
Incheon Bridge Co., Ltd.		49,957		1,012		—		1,012		—
Big Dipper Co., Ltd.		284		(262)		—		(262)		—
Builton Co., Ltd.		527		(229)		—		(229)		—
A-PRO Co., Ltd.		21,105		3,683		—		3,683		—
Paycoms Co., Ltd.		1,002		(529)		—		(529)		—
Food Factory Co., Ltd.		1,773		147		—		147		—
KB IGen Private Equity Fund No. 1		—		5,873		—		5,873		—
KB No.10 Special Purpose Acquisition Company		—		19		—		19		—
KB No.11 Special Purpose Acquisition Company		—		2		—		2		—
KB No.17 Special Purpose Acquisition Company		—		(228)		—		(228)		—
KB No.18 Special Purpose Acquisition Company		—		(15)		—		(15)		—
KB Private Equity FundIII		—		(245)		—		(245)		—
Korea Credit Bureau Co., Ltd.		41,936		5,657		—		5,657		135
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		1,007		(275)		—		(275)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		10,237		196		—		196		—
POSCO-KB Shipbuilding Fund		1,360		16		—		16		—
GH Real Estate I LP		4,875		1,796		1,236		3,032		—
KBTS Technology Venture Private Equity Fund		1,102		608		—		608		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		56		(553)		—		(553)		—
KB-SJ Tourism Venture Fund		—		(332)		—		(332)		—
UNION Media Commerce Fund		—		(2)		—		(2)		—
KB-Stonebridge Secondary Private Equity Fund		2		(1,029)		—		(1,029)		—
KB SPROTT Renewable Private Equity FundI		—		(247)		—		(247)		—

[1]

The amounts included in the financial statements of the associates and joint ventures are adjusted to reflect adjustments made by the entity, such as, fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

[2]	The amounts of goodwill on PT Bank Bukopin TBK is ~~W~~ 4,502 million and ~~W~~ 4,437 million as of June 30, 2020 and December 31, 2019, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

12. Investments in Associates and Joint Ventures (cont’d)

Changes in investments in associates and joint ventures for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income		Ending
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	1,705	~~W~~	—	~~W~~	(586)	~~W~~	—	~~W~~	(18)	~~W~~	—	~~W~~	1,101
KB GwS Private Securities Investment Trust		136,168		—		—		(5,326)		7,957		—		138,799
KB-KDBC Pre-IPO New Technology Business Investment Fund		18,988		—		(999)		—		323		—		18,312
KB Star office Private real estate Investment Trust No.1		19,839		—		—		—		232		—		20,071
PT Bank Bukopin TBK		121,381		—		—		—		(23,224)		4,546		102,703
Balhae Infrastructure Company		101,391		429		—		(3,484)		2,991		—		101,327
Aju Good Technology Venture Fund		23,016		—		—		—		(483)		—		22,533
SY Auto Capital Co., Ltd.		12,725		—		—		—		2,522		22		15,269
Incheon Bridge Co., Ltd.		—		—		—		—		—		—		—
Big Dipper Co., Ltd.		125		—		—		—		22		—		147
Paycoms Co., Ltd.		45		—		—		—		(9)		—		36
Food Factory Co., Ltd.		1,000		—		—		—		91		118		1,209
KBSP Private Equity Fund IV		5,904		—		—		—		106		—		6,010
KB Private Equity FundIII		7,754		—		—		—		(39)		—		7,715
Korea Credit Bureau Co., Ltd.		5,991		—		—		(89)		682		—		6,584
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		13,616		—		(3,231)		—		(645)		—		9,740

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

12. Investments in Associates and Joint Ventures (cont’d)

(In millions of Korean won)	2020
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income (loss)		Ending
Keystone-Hyundai Securities No. 1 Private Equity Fund	~~W~~	1,625	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(5)	~~W~~	—	~~W~~	1,620
KB Social Impact Fund		1,465		—		—		—		(44)		—		1,421
KB-Solidus Global Healthcare Fund		45,718		10,920		(2,990)		—		(4,088)		—		49,560
POSCO-KB Shipbuilding Fund		6,847		5,000		(2,125)		—		1,479		—		11,201
KBTS Technology Venture Private Equity Fund		19,731		—		—		—		(402)		(86)		19,243
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		19,752		—		—		—		469		—		20,221
KB-SJ Tourism Venture Fund		2,761		1,000		—		—		(64)		—		3,697
UNION Media Commerce Fund		961		—		—		—		(1)		—		960
KB-Stonebridge Secondary Private Equity Fund		4,944		1,533		—		—		(151)		—		6,326
KB SPROTT Renewable Private Equity Fund No.1		1,295		2,682		—		—		(189)		—		3,788
KB-UTC Inno-Tech Venture Fund		417		9,676		—		—		(232)		—		9,861
WJ Private Equity FundI		—		10,000		—		—		(198)		—		9,802
All Together Korea Fund 2		—		100,000		—		—		81		—		100,081
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		—		1,224		—		—		(60)		—		1,164
Others		23,076		—		(21,860)		—		(18)		1		1,199

	~~W~~	598,240	~~W~~	142,464	~~W~~	(31,791)	~~W~~	(8,899)	~~W~~	(12,915)	~~W~~	4,601	~~W~~	691,700

[1]	Gain on disposal of investments in associates and joint ventures for the six-month period ended June 30, 2020 is ~~W~~ 223 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

12. Investments in Associates and Joint Ventures (cont’d)

(In millions of Korean won)	2019
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income		Ending
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	1,649	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	68	~~W~~	—	~~W~~	1,717
KB GwS Private Securities Investment Trust		134,362		—		—		(5,219)		5,551		—		134,694
KB-KDBC Pre-IPO New Technology Business Investment Fund		14,594		—		—		—		(351)		—		14,243
KB Star office Private real estate Investment Trust No.1		19,839		—		—		(624)		645		—		19,860
PT Bank Bukopin TBK		113,932		—		—		—		(3,994)		7,390		117,328
Sun Surgery Center Inc.		2,715		—		—		—		396		210		3,321
RAND Bio Science Co., Ltd.		843		—		—		—		(843)		—		—
Balhae Infrastructure Company		108,050		190		—		(3,428)		(3,020)		—		101,792
Aju Good Technology Venture Fund		18,134		—		—		—		2,540		—		20,674
SY Auto Capital Co., Ltd.		10,672		—		—		—		1,485		—		12,157
KB No.9 Special Purpose Acquisition Company		31		—		(31)		—		—		—		—
KB No.10 Special Purpose Acquisition Company		20		—		—		—		—		—		20
KB No.11 Special Purpose Acquisition Company		19		—		—		—		—		—		19
KB No.17 Special Purpose Acquisition Company		—		1		—		—		—		1		2
KB No.18 Special Purpose Acquisition Company		—		2		—		—		—		—		2

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

12. Investments in Associates and Joint Ventures (cont’d)

(In millions of Korean won)	2019
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income		Ending
KB Private Equity FundIII	~~W~~	7,830	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(38)	~~W~~	—	~~W~~	7,792
Korea Credit Bureau Co., Ltd.		5,941		—		—		(135)		561		—		6,367
KoFC KBIC Frontier Champ 2010-5(PEF)		233		—		(233)		—		—		—		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		14,601		—		—		—		(77)		—		14,524
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,581		—		—		—		11		—		1,592
POSCO-KB Shipbuilding Fund		4,463		—		—		—		6		—		4,469
GH Real Estate I LP		17,252		—		—		—		754		496		18,502
KBTS Technology Venture Private Equity Fund		13,777		1,792		—		—		340		—		15,909
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		7,930		8,000		—		—		(234)		—		15,696
KB-SJ Tourism Venture Fund		1,386		1,500		—		—		(62)		—		2,824
UNION Media Commerce Fund		962		—		—		—		(1)		—		961
KB-Stonebridge Secondary Private Equity Fund		—		7,070		—		—		(43)		—		7,027
KB SPROTT Renewable Private Equity Fund No.1		—		473		—		—		(93)		—		380
Others		5,263		3		(264)		—		(177)		211		5,036

	~~W~~	506,079	~~W~~	19,031	~~W~~	(528)	~~W~~	(9,406)	~~W~~	3,424	~~W~~	8,308	~~W~~	526,908

[1]	Gain on disposal of investments in associates and joint ventures for the six-month period ended June 30, 2019 is ~~W~~ 270 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

13. Property and Equipment, and Investment Property

Details of property and equipment as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,375,097	~~W~~	—	~~W~~	(1,018)	~~W~~	2,374,079
Buildings		2,243,358		(770,563)		(5,859)		1,466,936
Leasehold improvements		887,314		(782,649)		—		104,665
Equipment and vehicles		1,908,693		(1,572,182)		—		336,511
Construction in progress		169,675		—		—		169,675
Right-of-use assets		965,363		(411,303)		—		554,060

	~~W~~	8,549,500	~~W~~	(3,536,697)	~~W~~	(6,877)	~~W~~	5,005,926

(In millions of Korean won)	December 31, 2019
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,431,812	~~W~~	—	~~W~~	(1,018)	~~W~~	2,430,794
Buildings		2,265,929		(757,147)		(5,859)		1,502,923
Leasehold improvements		865,531		(749,407)		—		116,124
Equipment and vehicles		1,867,739		(1,487,386)		—		380,353
Construction in progress		86,303		—		—		86,303
Right-of-use assets		854,327		(302,269)		(1,178)		550,880

	~~W~~	8,371,641	~~W~~	(3,296,209)	~~W~~	(8,055)	~~W~~	5,067,377

Details of investment property as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,561,405	~~W~~	—	~~W~~	—	~~W~~	1,561,405
Buildings		1,476,615		(189,812)		—		1,286,803

	~~W~~	3,038,020	~~W~~	(189,812)	~~W~~	—	~~W~~	2,848,208

(In millions of Korean won)	December 31, 2019
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,537,240	~~W~~	—	~~W~~	—	~~W~~	1,537,240
Buildings		1,463,736		(172,988)		—		1,290,748

	~~W~~	3,000,976	~~W~~	(172,988)	~~W~~	—	~~W~~	2,827,988

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

14. Intangible Assets

Details of intangible assets as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Other		Carrying amount
Goodwill	~~W~~	746,219	~~W~~	—	~~W~~	(70,517)	~~W~~	(2,967)	~~W~~	672,735
Other intangible assets		4,513,524		(2,104,698)		(27,799)		—		2,381,027

	~~W~~	5,259,743	~~W~~	(2,104,698)	~~W~~	(98,316)	~~W~~	(2,967)	~~W~~	3,053,762

(In millions of Korean won)	December 31, 2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Other		Carrying amount
Goodwill	~~W~~	346,314	~~W~~	—	~~W~~	(70,517)	~~W~~	(56)	~~W~~	275,741
Other intangible assets		4,420,371		(1,926,647)		(31,652)		—		2,462,072

	~~W~~	4,766,685	~~W~~	(1,926,647)	~~W~~	(102,169)	~~W~~	(56)	~~W~~	2,737,813

Details of goodwill as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020				December 31, 2019
	Acquisition cost		Carrying amount[2]		Acquisition cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		—		1,202		—
KB Securities Co., Ltd.[1]		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404
KB Securities Vietnam Joint Stock Company		13,092		13,455		13,092		12,987
KB Daehan Specialized Bank PLC.		1,515		1,622		1,515		1,564
PRASAC Microfinance Institution PLC.		396,942		393,505		—		—
PT Sunindo Kookmin Best Finance		2,963		2,963		—		—

	~~W~~	746,219	~~W~~	672,735	~~W~~	346,314	~~W~~	275,741

[1]	The amount occurred from formerly known as KB Investment & Securities Co., Ltd.
[2]	Includes the effect of exchange rate changes

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

14. Intangible Assets (cont’d)

Details of intangible assets, excluding goodwill, as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	5,838	~~W~~	(3,148)	~~W~~	(19)	~~W~~	2,671
Software		1,503,535		(1,119,450)		—		384,085
Other intangible assets		573,720		(277,951)		(27,780)		267,989
Value of Business Acquired (VOBA)		2,395,291		(674,714)		—		1,720,577
Right-of-use assets		35,140		(29,435)		—		5,705

	~~W~~	4,513,524	~~W~~	(2,104,698)	~~W~~	(27,799)	~~W~~	2,381,027

(In millions of Korean won)	December 31, 2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	5,802	~~W~~	(2,930)	~~W~~	(19)	~~W~~	2,853
Software		1,428,655		(1,055,136)		—		373,519
Other intangible assets		555,424		(257,274)		(31,633)		266,517
Value of Business Acquired (VOBA)		2,395,290		(585,805)		—		1,809,485
Right-of-use assets		35,200		(25,502)		—		9,698

	~~W~~	4,420,371	~~W~~	(1,926,647)	~~W~~	(31,652)	~~W~~	2,462,072

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

15. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Assets		Liabilities		Net amount
Other provisions	~~W~~	128,451	~~W~~	—	~~W~~	128,451
Allowances for loan losses		9,135		(3,655)		5,480
Impairment losses on property and equipment		6,707		(1,966)		4,741
Share-based payments		11,743		—		11,743
Provisions for guarantees		19,230		—		19,230
Losses (gains) from valuation on derivative financial instruments		78,635		(125,594)		(46,959)
Present value discount		10,001		(5,626)		4,375
Losses from fair value hedged items		41,302		—		41,302
Accrued interest		—		(80,708)		(80,708)
Deferred loan origination fees and costs		15,495		(219,912)		(204,417)
Advanced depreciation provision		—		(1,703)		(1,703)
Losses (gains) from revaluation		549		(326,266)		(325,717)
Investments in subsidiaries and others		58,852		(100,277)		(41,425)
Losses (gains) on valuation of security investment		80,861		(247,241)		(166,380)
Defined benefit liabilities		561,023		(7,173)		553,850
Accrued expenses		147,023		—		147,023
Retirement insurance expense		—		(470,050)		(470,050)
Adjustments to the prepaid contributions		—		(27,514)		(27,514)
Derivative-linked securities		4,042		(37,302)		(33,260)
Others		500,646		(812,122)		(311,476)

		1,673,695		(2,467,109)		(793,414)

Offsetting of deferred income tax assets and liabilities		(1,646,197)		1,646,197		—

	~~W~~	27,498	~~W~~	(820,912)	~~W~~	(793,414)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

15. Deferred Income Tax Assets and Liabilities (cont’d)

(In millions of Korean won)	December 31, 2019
	Assets		Liabilities		Net amount
Other provisions	~~W~~	115,500	~~W~~	—	~~W~~	115,500
Allowances for loan losses		451		(3,266)		(2,815)
Impairment losses on property and equipment		4,396		(1,952)		2,444
Share-based payments		18,002		—		18,002
Provisions for guarantees		20,959		—		20,959
Losses (gains) from valuation on derivative financial instruments		51,160		(158,604)		(107,444)
Present value discount		8,244		(4,201)		4,043
Losses from fair value hedged items		12,123		—		12,123
Accrued interest		—		(110,359)		(110,359)
Deferred loan origination fees and costs		531		(199,000)		(198,469)
Advanced depreciation provision		—		(1,703)		(1,703)
Losses (gains) from revaluation		549		(329,331)		(328,782)
Investments in subsidiaries and others		35,306		(105,470)		(70,164)
Losses (gains) on valuation of security investment		39,949		(265,934)		(225,985)
Defined benefit liabilities		557,423		—		557,423
Accrued expenses		249,999		—		249,999
Retirement insurance expense		—		(489,602)		(489,602)
Adjustments to the prepaid contributions		—		(22,897)		(22,897)
Derivative-linked securities		131,259		(34,635)		96,624
Others		469,540		(762,633)		(293,093)

		1,715,391		(2,489,587)		(774,196)

Offsetting of deferred income tax assets and liabilities		(1,711,794)		1,711,794		—

	~~W~~	3,597	~~W~~	(777,793)	~~W~~	(774,196)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

16. Assets Held for Sale

Details of assets held for sale as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	41,453	~~W~~	(1,921)	~~W~~	39,532	~~W~~	56,666
Buildings held for sale		18,720		(9,110)		9,610		11,070

	~~W~~	60,173	~~W~~	(11,031)	~~W~~	49,142	~~W~~	67,736

(In millions of Korean won)	December 31, 2019
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	14,542	~~W~~	(1,530)	~~W~~	13,012	~~W~~	14,374
Buildings held for sale		11,391		(1,252)		10,139		12,396

	~~W~~	25,933	~~W~~	(2,782)	~~W~~	23,151	~~W~~	26,770

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

17. Other Assets

Details of other assets as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Other financial assets
Other receivables	~~W~~	16,957,477	~~W~~	5,792,814
Accrued income		1,593,942		1,659,182
Guarantee deposits		1,114,587		1,146,000
Domestic exchange settlement debits		642,746		531,356
Others		117,636		129,039
Allowances		(127,496)		(104,629)
Present value discount		(7,329)		(6,703)

		20,291,563		9,147,059

Other non-financial assets
Other receivables		1,070		1,294
Prepaid expenses		265,069		198,893
Guarantee deposits		3,857		4,084
Insurance assets		1,931,557		1,662,016
Separate account assets		4,769,061		5,052,804
Others		2,743,741		2,173,693
Allowances		(15,986)		(24,235)

		9,698,369		9,068,549

	~~W~~	29,989,932	~~W~~	18,215,608

Changes in allowances on other assets for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Other financial assets		Other non-financial assets		Total
Beginning	~~W~~	104,629	~~W~~	24,235	~~W~~	128,864
Written-off		(1,358)		(8,396)		(9,754)
Provision (reversal)		23,666		2		23,668
Others		559		145		704

Ending	~~W~~	127,496	~~W~~	15,986	~~W~~	143,482

(In millions of Korean won)	2019
	Other financial assets		Other non-financial assets		Total
Beginning	~~W~~	106,275	~~W~~	24,780	~~W~~	131,055
Written-off		(3,628)		(48)		(3,676)
Provision (reversal)		12,780		(852)		11,928
Others		(130)		—		(130)

Ending	~~W~~	115,297	~~W~~	23,880	~~W~~	139,177

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

18. Financial Liabilities at Fair Value through Profit or Loss

Details of financial liabilities at fair value through profit or loss, and financial liabilities designated at fair value through profit or loss as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Financial liabilities held for trading
Securities sold	~~W~~	2,050,724	~~W~~	2,583,092
Other		78,880		80,235

		2,129,604		2,663,327

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		11,236,833		12,704,826

		11,236,833		12,704,826

Total financial liabilities at fair value through profit or loss	~~W~~	13,366,437	~~W~~	15,368,153

The difference between the carrying amount and contractual cash flow amount of financial liabilities designated at fair value through profit or loss as of June 30, 2020 and December 31, 2019 is as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Contractual cash flow amount	~~W~~	10,980,073	~~W~~	12,515,734
Carrying amount		11,236,833		12,704,826

Difference	~~W~~	(256,760)	~~W~~	(189,092)

19. Deposits

Details of deposits as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Demand deposits
Demand deposits in Korean won	~~W~~	144,751,775	~~W~~	127,790,349
Demand deposits in foreign currencies		10,786,551		8,550,068

		155,538,326		136,340,417

Time deposits
Time deposits in Korean won		158,605,396		157,653,603

		158,605,396		157,653,603

Time deposits in foreign currencies		9,161,689		7,377,173
Fair value adjustments on valuation of fair value hedged items		5,002		(18,391)

		9,166,691		7,358,782

		167,772,087		165,012,385

Certificates of deposits		4,433,061		4,239,969

Total deposits	~~W~~	327,743,474	~~W~~	305,592,771

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

20. Debts

Details of debts as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Borrowings	~~W~~	32,631,670	~~W~~	24,370,567
Repurchase agreements and others		13,234,245		13,015,506
Call money		1,051,700		432,787

	~~W~~	46,917,615	~~W~~	37,818,860

Details of borrowings as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	June 30, 2020		December 31, 2019
Borrowings in Korean won	Borrowings from Bank of Korea	Bank of Korea	0.25	~~W~~	4,430,445	~~W~~	2,649,851
	Borrowings from the government	SEMAS and others	0.00 ~ 2.70		2,308,552		1,658,810
	Borrowings from banks	Shinhan Bank and others	1.18 ~ 3.25		117,160		116,160
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	0.20 ~ 3.80		2,430,600		1,982,242
	Other borrowings	The Korea Development Bank and others	0.00 ~ 5.30		9,661,505		8,022,921

					18,948,262		14,429,984

Borrowings in foreign currencies	Due to banks	KEB Hana Bank and others	—		295		4,682
	Borrowings from banks	Central Bank of Uzbekistan and others	0.00 ~ 12.10		11,968,853		8,089,368
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	0.65 ~ 2.71		7,003		7,081
	Other borrowings	ING Bank N.V. and others	0.00 ~ 2.80		1,707,257		1,839,452

					13,683,408		9,940,583

				~~W~~	32,631,670	~~W~~	24,370,567

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

21. Debentures

Details of debentures as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	Annual interest rate (%)	June 30, 2020		December 31, 2019
Debentures in Korean won
Structured debentures	5.65 ~ 5.86	~~W~~	33,070	~~W~~	33,310
Exchangeable bonds[1]	0.00		240,000		—
Subordinated fixed rate debentures	2.02 ~ 4.35		4,335,022		3,386,590
Fixed rate debentures	0.00 ~ 3.65		45,033,872		40,596,755
Floating rate debentures	0.00 ~ 1.84		1,814,300		1,580,000

			51,456,264		45,596,655
Fair value adjustments on fair value hedged debentures in Korean won			30,221		21,070
Less: Discount on debentures in Korean won			(35,167)		(30,029)
Less: Adjustment for exchangeable rights in Korean won			(16,586)		—

			51,434,732		45,587,696

Debentures in foreign currencies
Floating rate debentures	0.68 ~ 2.17		1,977,953		2,227,607
Fixed rate debentures	0.00 ~ 4.50		3,913,743		3,094,196

			5,891,696		5,321,803
Fair value adjustments on fair value hedged debentures in foreign currencies			114,966		41,406
Less: Discount on debentures in foreign currencies			(18,587)		(15,322)

			5,988,075		5,347,887

		~~W~~	57,422,807	~~W~~	50,935,583

[1]

Fair value of the liability component of exchangeable bonds is calculated by using market interest rates of bonds under the same conditions without the exchangeable rights. The residual amount, after deducting liability component from the issuance amount, represents the value of the exchangeable rights and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~48,000. Exercise period for exchangeable rights is from the 60th day from the issued date (June 30, 2020) to 10 days before the expiration date (June 30, 2025).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

21. Debentures (cont’d)

Changes in debentures based on face value for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Issues		Repayments		Business Combination		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	33,310	~~W~~	—	~~W~~	(240)	~~W~~	—	~~W~~	—	~~W~~	33,070
Exchangeable bonds		—		240,000		—		—		—		240,000
Subordinated fixed rate debentures		3,386,590		1,250,000		(301,568)		—		—		4,335,022
Fixed rate debentures		40,596,755		56,517,118		(52,080,001)		—		—		45,033,872
Floating rate debentures		1,580,000		274,300		(40,000)		—		—		1,814,300

		45,596,655		58,281,418		(52,421,809)		—		—		51,456,264

Debentures in foreign currencies
Floating rate debentures		2,227,607		155,688		(483,285)		—		77,943		1,977,953
Fixed rate debentures		3,094,196		737,870		(109,239)		89,570		101,346		3,913,743

		5,321,803		893,558		(592,524)		89,570		179,289		5,891,696

	~~W~~	50,918,458	~~W~~	59,174,976	~~W~~	(53,014,333)	~~W~~	89,570	~~W~~	179,289	~~W~~	57,347,960

(In millions of Korean won)	2019
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	34,320	~~W~~	—	~~W~~	(380)	~~W~~	—	~~W~~	33,940
Subordinated fixed rate debentures		3,437,729		—		(50,119)		—		3,387,610
Fixed rate debentures		43,466,085		46,204,860		(49,413,671)		—		40,257,274
Floating rate debentures		1,650,000		50,000		(490,000)		—		1,210,000

		48,588,134		46,254,860		(49,954,170)		—		44,888,824

Debentures in foreign currencies
Floating rate debentures		1,791,868		462,720		—		61,813		2,316,401
Fixed rate debentures		2,951,251		565,834		(3,060)		124,809		3,638,834

		4,743,119		1,028,554		(3,060)		186,622		5,955,235

	~~W~~	53,331,253	~~W~~	47,283,414	~~W~~	(49,957,230)	~~W~~	186,622	~~W~~	50,844,059

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

22. Provisions

Details of provisions as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Provisions for unused loan commitments	~~W~~	261,485	~~W~~	208,148
Provisions for payment guarantees		69,936		77,759
Provisions for financial guarantee contracts		4,547		6,063
Provisions for restoration cost		123,809		120,340
Others		135,280		115,619

	~~W~~	595,057	~~W~~	527,929

Changes in provisions for unused loan commitments, payment guarantees for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Provisions for unused loan commitments						Provisions for payment guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	127,297	~~W~~	71,464	~~W~~	9,387	~~W~~	24,961	~~W~~	36,012	~~W~~	16,786
Transfer between stages
Transfer to 12-month expected credit losses		19,573		(18,652)		(921)		132		(129)		(3)
Transfer to lifetime expected credit losses		(6,787)		9,062		(2,275)		(313)		313		—
Impairment		(248)		(3,235)		3,483		(3)		(451)		454
Provision (reversal) for credit losses[1]		4,649		44,972		1,359		3,379		(11,960)		1,009
Others (change of exchange rate, etc.)		1,499		858		—		(584)		(97)		430

Ending	~~W~~	145,983	~~W~~	104,469	~~W~~	11,033	~~W~~	27,572	~~W~~	23,688	~~W~~	18,676

[1]

Includes provision related to COVID-19; Provisions for unused loan commitments ~~W~~42,080 million (forward-looking recalculation ~~W~~15,049 million, lifetime expected credit losses (Non-impaired) ~~W~~27,031 million), Provisions for payment guarantees ~~W~~4,760 million (forward-looking recalculation)

(In millions of Korean won)	2019

	Provisions for unused loan commitments						Provisions for payment guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	132,876	~~W~~	68,920	~~W~~	8,881	~~W~~	27,084	~~W~~	30,109	~~W~~	17,982
Transfer between stages
Transfer to 12-month expected credit losses		21,801		(20,704)		(1,097)		343		(343)		—
Transfer to lifetime expected credit losses		(8,285)		8,500		(215)		(902)		986		(84)
Impairment		(282)		(1,235)		1,517		(24)		(280)		304
Provision (reversal) for credit losses		(13,656)		12,301		(2,145)		1,179		13,916		(6,753)
Others (change of exchange rate, etc.)		389		195		—		375		398		158

Ending	~~W~~	132,843	~~W~~	67,977	~~W~~	6,941	~~W~~	28,055	~~W~~	44,786	~~W~~	11,607

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

22. Provisions (cont’d)

Changes in provisions for financial guarantee contracts for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Beginning	~~W~~	6,063	~~W~~	4,275
Provision (reversal)		(1,516)		2,191
Others		—		(77)

Ending	~~W~~	4,547	~~W~~	6,389

Changes in provisions for restoration cost for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Beginning	~~W~~	120,340	~~W~~	108,000
Provision		10,338		2,711
Reversal		(2,246)		(571)
Used		(5,972)		(337)
Unwinding of discount		1,349		1,028

Ending	~~W~~	123,809	~~W~~	110,831

Provisions for restoration cost are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

22. Provisions (cont’d)

Changes in other provisions for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Membership rewards program		Dormant accounts		Litigations		Others[1]		Total
Beginning	~~W~~	14,669	~~W~~	3,579	~~W~~	28,690	~~W~~	68,681	~~W~~	115,619
Increase		36,974		1,162		1,599		47,784		87,519
Decrease		(33,615)		(1,460)		(4,232)		(28,551)		(67,858)

Ending	~~W~~	18,028	~~W~~	3,281	~~W~~	26,057	~~W~~	87,914	~~W~~	135,280

1 As of June 30, 2020, the Group’s provision on incomplete sales on cardssurance are ~~W~~ 1,310 million.

(In millions of Korean won)	2019
	Membership rewards program		Dormant accounts		Litigations		Others[1]		Total
Beginning	~~W~~	12,654	~~W~~	4,377	~~W~~	21,190	~~W~~	89,511	~~W~~	127,732
Increase		25,590		807		8,504		21,850		56,751
Decrease		(25,256)		(1,277)		(3,820)		(26,745)		(57,098)

Ending	~~W~~	12,988	~~W~~	3,907	~~W~~	25,874	~~W~~	84,616	~~W~~	127,385

[1]	As of June 30, 2019, the Group’s provision on incomplete sales on cardssurance are ~~W~~ 24,847 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

23. Net Defined Benefit Liabilities (Assets)

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The net defined benefit liability recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation methods.

The net defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

Changes in the net defined benefit liabilities for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	2,341,753	~~W~~	(2,088,710)	~~W~~	253,043
Current service cost		114,528		—		114,528
Interest expense (income)		22,813		(20,504)		2,309
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		2,967		2,967
Contributions		—		(2,023)		(2,023)
Payments from plans (benefit payments)		(125,427)		123,368		(2,059)
Payments from the Group		(21,367)		—		(21,367)
Transfer in		7,274		(7,274)		—
Transfer out		(7,152)		7,152		—
Effect of exchange rate changes		19		—		19
Others		102		(1)		101

Ending	~~W~~	2,332,543	~~W~~	(1,985,025)	~~W~~	347,518

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

23. Net Defined Benefit Liabilities (Assets) (cont’d)

(In millions of Korean won)	2019
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	2,172,260	~~W~~	(1,910,047)	~~W~~	262,213
Current service cost		113,054		—		113,054
Interest expense (income)		24,397		(21,623)		2,774
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		6,535		6,535
Contributions		—		(21,783)		(21,783)
Payments from plans (benefit payments)		(117,433)		117,425		(8)
Payments from the Group		(24,469)		—		(24,469)
Transfer in		6,522		(6,522)		—
Transfer out		(6,519)		6,519		—
Effect of exchange rate changes		3		—		3
Others		(80)		—		(80)

Ending	~~W~~	2,167,735	~~W~~	(1,829,496)	~~W~~	338,239

Details of the net defined benefit liabilities as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Present value of defined benefit obligation	~~W~~	2,332,543	~~W~~	2,341,753
Fair value of plan assets		(1,985,025)		(2,088,710)

Net defined benefit liabilities	~~W~~	347,518	~~W~~	253,043

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Current service cost	~~W~~	114,528	~~W~~	113,054
Net interest expenses of net defined benefit liabilities		2,309		2,774

Post-employment benefits[1]	~~W~~	116,837	~~W~~	115,828

[1]

Including post-employment benefits amounting to ~~W~~ 1,316 million recognized as other operating expense and prepayment of ~~W~~ 67 million recognized as other assets as of and for the six-month period ended June 30, 2020, and post-employment benefits amounting to ~~W~~ 1,139 million recognized as other operating expense and prepayment of ~~W~~ 60 million recognized as other assets as of and for the six-month period ended June 30, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

24. Other Liabilities

Details of other liabilities as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Other financial liabilities
Other payables	~~W~~	19,332,443	~~W~~	9,485,597
Prepaid card and debit card payables		37,507		27,555
Accrued expenses		3,101,097		3,066,445
Financial guarantee liabilities		55,500		46,428
Deposits for letter of guarantees and others		892,329		862,968
Domestic exchange settlement credits		2,561,716		2,079,636
Foreign exchanges settlement credits		136,160		114,316
Borrowings from other business accounts		22,101		256
Other payables from trust accounts		6,582,718		5,216,460
Liability incurred from agency relationships		798,557		771,609
Account for agency businesses		394,816		407,475
Dividend payables		472		473
Lease liabilities		566,235		544,439
Others		53,058		5,930

		34,534,709		22,629,587

Other non-financial liabilities
Other payables		50,205		283,771
Unearned revenue		602,908		465,501
Accrued expenses		592,391		716,180
Deferred revenue on credit card points		210,509		206,188
Withholding taxes		106,335		158,992
Separate account liabilities		4,766,276		5,047,080
Others		204,536		229,960

		6,533,160		7,107,672

	~~W~~	41,067,869	~~W~~	29,737,259

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

25. Equity

25.1 Share Capital

Details of share capital and number of issued shares of the Parent Company as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Type of share		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		415,807,920		415,807,920
Share capital	~~W~~	2,090,558	~~W~~	2,090,558

Changes in outstanding shares for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In number of shares)	2020	2019
Beginning	389,634,335	395,551,297
Increase	—	—
Decrease	—	(5,916,962)

Ending	389,634,335	389,634,335

25.2 Hybrid Securities

Details of hybrid securities classified as equity as of June 30, 2020 and December 31, 2019 are as follows:

(In millions of Korean won)	Issuance date	Maturity	Interest rate (%)	June 30, 2020		December 31, 2019
The 1-1st Hybrid securities	May 2, 2019	Perpetual bond	3.23	~~W~~	349,309	~~W~~	349,309
The 1-2nd Hybrid securities	May 2, 2019	Perpetual bond	3.44		49,896		49,896
The 2-1st Hybrid securities	May 8, 2020	Perpetual bond	3.30		324,099		—
The 2-2nd Hybrid securities	May 8, 2020	Perpetual bond	3.43		74,812		—

				~~W~~	798,116	~~W~~	399,205

The above hybrid securities are early redeemable by the Group after 5 or 10 years from the issuance date. On the other hand, hybrid securities of ~~W~~ 574,580 million issued by Kookmin Bank are recognized as non-controlling interests and are early redeemable by the Group every five years after the issuance date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

25.3 Capital Surplus

Details of capital surplus as of June 30, 2020 and December 31, 2019, are as follows

(In millions of Korean won)	June 30, 2020		December 31, 2019
Share premium	~~W~~	13,190,274	~~W~~	13,190,274
Loss on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,002,714		4,413,835
Consideration for exchangeable rights		16,459		—

	~~W~~	16,728,115	~~W~~	17,122,777

25.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Remeasurements of net defined benefit liabilities	~~W~~	(292,378)	~~W~~	(290,228)
Exchange differences on translating foreign operations		77,915		31,793
Revaluation gains on financial instruments at fair value through other comprehensive income		342,153		487,331
Share of other comprehensive income of associates and joint ventures		6,604		3,318
Cash flow hedges		(66,519)		(27,333)
Losses on hedges of a net investment in a foreign operation		(40,699)		(41,992)
Other comprehensive income arising from separate account		22,289		18,381
Fair value changes on financial liabilities designated at fair value due to own credit risk		9,641		(20,326)
Net gains on overlay approach adjustment		231,252		187,077

	~~W~~	290,258	~~W~~	348,021

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

25.5 Retained Earnings

Details of retained earnings as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Legal reserves[1]	~~W~~	557,405	~~W~~	482,807
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		19,254,460		18,244,738

	~~W~~	20,793,865	~~W~~	19,709,545

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the consolidated statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

25.5.1 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	3,543,189	~~W~~	3,419,614
Non-controlling interests		3,541,710		3,418,136

	~~W~~	1,479	~~W~~	1,478

The adjustments to the regulatory reserve for credit losses for the three-month and six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won, except earnings per share)	2020				2019
	Three months		Six months		Three months		Six months
Provision (reversal) of regulatory reserve for credit losses	~~W~~	(48,463)	~~W~~	123,574	~~W~~	96,227	~~W~~	131,881
Adjusted profit after provision of regulatory reserve for credit losses[1,2]		1,027,092		1,581,253		894,965		1,704,963
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		2,636 won		4,058 won		2,259 won		4,342 won
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]		2,615 won		4,025 won		2,247 won		4,313 won

[1]

Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not based on Korean IFRS; this is calculated reflecting provision (reversal) of the reserve before tax to the net profit to shareholders of the Parent Company.

[2]	After deducting dividends on hybrid securities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

25.6 Treasury Shares

Changes in treasury shares outstanding for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won and in number of shares)
	2020
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares		26,173,585		—		—		26,173,585
Carrying amount	~~W~~	(1,136,188)	~~W~~	—	~~W~~	—	~~W~~	(1,136,188)

5,000,000 treasury shares are deposited at Korea Securities Depository for issuing exchangeable bonds.

(In millions of Korean won and in number of shares)
	2019
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares		22,560,240		5,916,962		—		28,477,202
Carrying amount	~~W~~	(968,549)	~~W~~	(267,639)	~~W~~	—	~~W~~	(1,236,188)

26. Net Interest Income

Details of interest income and interest expense for the three-month and six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Three months		Six months
Interest income
Deposits at fair value through profit or loss	~~W~~	252	~~W~~	489
Securities measured at fair value through profit or loss		165,804		342,865
Loans measured at fair value through profit or loss		2,815		5,519
Securities measured at fair value through other comprehensive income		170,245		354,406
Loans measured at fair value through other comprehensive income		2,487		5,210
Deposits at amortized cost		23,117		58,418
Securities at amortized cost		143,192		293,557
Loans at amortized cost		3,070,313		6,067,849
Other		23,546		93,434

		3,601,771		7,221,747

Interest expenses
Deposits		786,198		1,575,071
Debts		151,863		305,390
Debentures		308,340		608,694
Other		21,323		49,344

		1,267,724		2,538,499

Net interest income	~~W~~	2,334,047	~~W~~	4,683,248

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

26. Net Interest Income (cont’d)

(In millions of Korean won)	2019
	Three months		Six months
Interest income
Deposits at fair value through profit or loss	~~W~~	1,342	~~W~~	3,609
Securities measured at fair value through profit or loss		168,563		340,941
Loans measured at fair value through profit or loss		14,178		22,302
Securities measured at fair value through other comprehensive income		196,021		384,789
Loans measured at fair value through other comprehensive income		3,979		7,445
Deposits at amortized cost		40,296		71,493
Securities at amortized cost		153,055		300,579
Loans at amortized cost		3,080,193		6,137,946
Other		36,319		71,285

		3,693,946		7,340,389

Interest expenses
Deposits		895,638		1,787,073
Debts		153,481		305,442
Debentures		314,639		633,711
Other		33,087		64,996

		1,396,845		2,791,222

Net interest income	~~W~~	2,297,101	~~W~~	4,549,167

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

27. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the three-month and six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Fee and commission income
Banking activity fees	~~W~~	46,217	~~W~~	96,075	~~W~~	54,698	~~W~~	107,470
Lending activity fees		21,838		46,461		19,537		39,792
Credit & Debit card related fees and commissions		344,884		665,230		311,084		631,089
Agent activity fees		46,931		96,889		43,864		81,293
Trust and other fiduciary fees		61,467		161,095		112,953		203,610
Fund management related fees		37,935		74,830		39,559		78,399
Guarantee fees		14,780		27,836		12,935		24,483
Foreign currency related fees		43,026		76,219		40,120		67,143
Commissions from transfer agent services		41,360		81,756		38,258		73,082
Other business account commission on consignment		10,059		22,302		8,444		19,530
Commissions received on securities business		193,038		337,859		112,086		211,949
Lease fees		152,398		288,091		106,171		199,389
Others		79,974		160,727		66,056		140,247

		1,093,907		2,135,370		965,765		1,877,476

Fee and commission expense
Trading activity related fees[1]		11,417		20,747		7,259		13,939
Lending activity fees		7,242		12,338		10,142		11,591
Credit & Debit card related fees and commissions		210,886		418,780		224,027		443,467
Outsourcing related fees		52,024		93,672		49,506		90,085
Foreign currency related fees		11,804		25,260		10,979		20,082
Others		89,352		183,259		78,821		162,634
		382,725		754,056		380,734		741,798

Net fee and commission income	~~W~~	711,182	~~W~~	1,381,314	~~W~~	585,031	~~W~~	1,135,678

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

28. Net Gains (Losses) on Financial Instruments at Fair Value through Profit or Loss

28.1 Net Gains (Losses) on Financial Instruments at Fair Value through Profit or Loss

Net gain or loss from financial instruments at fair value through profit or loss includes dividend income, gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments at fair value through profit or loss for the three-month and six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Three months		Six months
Revenue from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	455,265	~~W~~	1,120,457
Equity securities		185,071		304,816

		640,336		1,425,273

Derivatives held for trading
Interest rate		810,512		2,932,842
Currency		283,266		4,063,580
Stock or stock index		472,040		1,699,801
Credit		3,258		16,489
Commodity		5,275		12,340
Other		39,376		186,936

		1,613,727		8,911,988

Financial liabilities at fair value through profit or loss		(108,905)		41,626

Other financial instruments		20		410

		2,145,178		10,379,297

Expense from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities		(32,056)		669,442
Equity securities		41,829		233,508

		9,773		902,950

Derivatives held for trading
Interest rate		845,885		3,069,804
Currency		287,596		3,937,298
Stock or stock index		(206,982)		1,965,335
Credit		1,816		14,915
Commodity		5,103		16,542
Other		(8,494)		243,061

		924,924		9,246,955

Financial liabilities at fair value through profit or loss		49,242		75,114

Other financial instruments		22		40

		983,961		10,225,059

Net gains on financial instruments at fair value through profit or losses	~~W~~	1,161,217	~~W~~	154,238

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

28.1 Net Gains (Losses) on Financial Instruments at Fair Value through Profit or Loss (cont’d)

(In millions of Korean won)	2019
	Three months		Six months
Revenue from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	478,282	~~W~~	1,015,281
Equity securities		70,170		203,703

		548,452		1,218,984

Derivatives held for trading
Interest rate		1,046,732		1,909,494
Currency		1,775,213		3,102,286
Stock or stock index		406,063		1,404,427
Credit		5,399		24,558
Commodity		4,733		11,274
Other		60,531		157,940

		3,298,671		6,609,979

Financial liabilities at fair value through profit or loss		12,359		28,606

Other financial instruments		51		70

		3,859,533		7,857,639

Expense from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities		92,787		187,728
Equity securities		98,267		179,322

		191,054		367,050

Derivatives held for trading
Interest rate		1,111,943		1,995,888
Currency		1,741,697		3,053,844
Stock or stock index		328,400		842,199
Credit		5,218		25,270
Commodity		2,245		6,218
Other		28,436		46,020

		3,217,939		5,969,439

Financial liabilities at fair value through profit or loss		28,153		79,703

Other financial instruments		23		23

		3,437,169		6,416,215

Net gains on financial instruments at fair value through profit or losses	~~W~~	422,364	~~W~~	1,441,424

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

28.2 Net Gains (Losses) on Financial Instruments Designated at Fair Value through Profit or Loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes dividend income, gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments designated at fair value through profit or loss for the three-month and six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Three months		Six months
Revenue from financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	(636,783)	~~W~~	625,835

		(636,783)		625,835

Expense from financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		151,204		545,355

		151,204		545,355

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	(787,987)	~~W~~	80,480

(In millions of Korean won)	2019
	Three months		Six months
Revenue from financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	134,854	~~W~~	222,274

		134,854		222,274

Expense from financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		427,805		1,334,613

		427,805		1,334,613

Net losses on financial instruments designated at fair value through profit or loss	~~W~~	(292,951)	~~W~~	(1,112,339)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

29. Net Other Operating Expenses

Details of other operating income and expenses for the three-month and six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Three months		Six months
Other operating income
Revenue related to financial instruments measured at fair value through other comprehensive income
Gain on redemption of financial instruments measured at fair value through other comprehensive income	~~W~~	215	~~W~~	325
Gain on disposal of financial instruments measured at fair value through other comprehensive income		101,261		237,725

		101,476		238,050

Revenue related to financial assets at amortized cost
Gain on sale of loans at amortized cost		45,281		97,579
Gain on disposal of securities measured at amortized cost		—		229

		45,281		97,808

Gain on foreign exchange transactions		745,483		2,008,772
Dividend income		3,466		38,071
Others		57,101		414,504

		952,807		2,797,205

Other operating expenses
Expenses related to financial instruments measured at fair value through other comprehensive income
Losses on redemption of financial instruments measured at fair value through other comprehensive income		32		35
Losses on disposal of financial instruments measured at fair value through other comprehensive income		259		3,738

		291		3,773

Expenses related to financial assets at amortized cost
Loss on sale of loans at amortized cost		2,565		3,374
Loss on disposal of securities measured at amortized cost		2,749		2,749

		5,314		6,123

Loss on foreign exchanges transactions		669,231		1,920,969
Others		525,853		1,331,148

		1,200,689		3,262,013

Net other operating expenses	~~W~~	(247,882)	~~W~~	(464,808)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

29. Net Other Operating Expenses (cont’d)

(In millions of Korean won)	2019
	Three months		Six months
Other operating income
Revenue related to financial instruments measured at fair value through other comprehensive income
Gain on redemption of financial instruments measured at fair value through other comprehensive income	~~W~~	46	~~W~~	50
Gain on disposal of financial instruments measured at fair value through other comprehensive income		48,530		97,427

		48,576		97,477

Revenue related to financial assets at amortized cost
Gain on sale of loans at amortized cost		25,296		41,258

		25,296		41,258

Gain on foreign exchange transactions		695,664		1,033,305
Dividend income		4,614		45,152
Others		133,582		256,381

		907,732		1,473,573

Other operating expenses
Expenses related to financial instruments measured at fair value through other comprehensive income
Losses on disposal of financial instruments measured at fair value through other comprehensive income		85		542

		85		542

Expenses related to financial assets at amortized cost
Loss on sale of loans at amortized cost		2,464		3,390

		2,464		3,390

Loss on foreign exchanges transactions		638,372		920,606
Others		500,994		1,029,546

		1,141,915		1,954,084

Net other operating expenses	~~W~~	(234,183)	~~W~~	(480,511)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

30. General and Administrative Expenses

30.1 General and Administrative Expenses

Details of general and administrative expenses for the three-month and six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Employee Benefits
Salaries and employee benefits - salaries	~~W~~	652,711	~~W~~	1,261,713	~~W~~	654,243	~~W~~	1,241,526
Salaries and employee benefits - others		264,864		466,203		182,797		485,026
Post-employment benefits - defined benefit plans		57,629		115,454		57,459		114,629
Post-employment benefits - defined contribution plans		8,182		16,110		6,642		13,003
Termination benefits		198		8,811		280		45,123
Share-based payments		7,607		1,396		17,915		13,327

		991,191		1,869,687		919,336		1,912,634

Depreciation and amortization		204,590		416,290		185,704		363,094

Other general and administrative expenses
Rental expense		27,069		56,259		26,243		54,462
Tax and dues		72,947		137,822		67,879		129,379
Communication		11,633		23,865		12,291		23,545
Electricity and utilities		6,723		14,509		5,637		12,694
Publication		3,105		6,317		3,543		7,422
Repairs and maintenance		5,723		11,002		5,577		10,211
Vehicle		3,689		6,111		2,978		5,243
Travel		2,551		6,104		6,047		10,857
Training		3,210		9,345		6,437		13,199
Service fees		60,518		113,394		54,272		100,687
Electronic data processing expenses		68,410		139,214		61,582		122,466
Advertising		55,080		95,538		55,936		94,979
Others		69,970		140,149		73,505		139,973

		390,628		759,629		381,927		725,117

	~~W~~	1,586,409	~~W~~	3,045,606	~~W~~	1,486,967	~~W~~	3,000,845

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

30.2 Share-based Payments

30.2.1 Stock grants

The Group changed the scheme of share-based payment from stock options to stock grants in November 2007. The stock grant award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

Details of stock grants linked to long-term performance as of June 30, 2020, are as follows:

(In number of shares)
	Grant date	Number of granted shares[1]	Vesting conditions[2]
KB Financial Group Inc.
Series 19	Nov. 21, 2017	46,890	Services fulfillment, market performance[3] 35% and non-market performance[5] 65%
Series 21	Jan. 01, 2019	25,172	Services fulfillment, market performance[3] 0~30% and non-market performance[4] 70~100%
Series 22	Apr. 01, 2019	3,226	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 23	May 27, 2019	1,436	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 24	Jul. 17, 2019	11,224	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 25	Jan. 01, 2020	80,568	Services fulfillment, market performance[3] 0~30% and non-market performance[4] 70%~100%
Series 26	Mar. 18, 2020	1,086	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 27	Jun. 15, 2020	687	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Deferred grant	2015	7,674	Satisfied
	2016	8,705	Satisfied
	2017	30,001	Satisfied
	2018	5,960	Satisfied
	2019	26,437	Satisfied

		249,066

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

30.2.1 Stock grants (cont’d)

(In number of shares)
	Grant date	Number of granted shares[1]	Vesting conditions[2]
Kookmin Bank
Series 75	Jan. 01, 2019	154,997	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 76	Apr. 01, 2019	5,380	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 77	May 27, 2019	4,468	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 78	Nov. 21, 2019	36,443	Services fulfillment, market performance[3] 30% and non-market performance[6] 70%
Series 79	Jan. 01, 2020	266,488	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 80	Mar. 01, 2020	7,711	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Deferred grant	2015	2,759	Satisfied
	2016	19,109	Satisfied
	2017	58,380	Satisfied
	2018	65,587	Satisfied
	2019	98,194	Satisfied

		719,516

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

30.2.1 Stock grants (cont’d)

(In number of shares)
	Grant date	Number of granted shares[1]	Vesting conditions[2]
Other subsidiaries
Stock granted in 2010	—	106	Services
Stock granted in 2011	—	146	fulfillment,
Stock granted in 2012	—	420	market
Stock granted in 2013	—	622	performance[3]
Stock granted in 2014	—	1,100	10~50% and
Stock granted in 2015	—	3,323	non-market
Stock granted in 2016	—	6,664	performance4,
Stock granted in 2017	—	32,717	50~90%
Stock granted in 2018	—	120,189
Stock granted in 2019	—	334,543
Stock granted in 2020	—	240,498

		740,328

		1,708,910

[1]

Granted shares represent the total number of shares initially granted to executives and employees that have residual shares as of June 30, 2020 (Deferred grants are residual shares as of June 30, 2020).

[2]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Accomplishment of subsidiaries’ performance and accomplishment of performance results.
[5]	EPS, Asset Quality, HCROI, Profit from non-banking segment
[6]	EPS, Asset Quality

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

30.2.1 Stock grants (cont’d)

Details of stock grants linked to short-term performance as of June 30, 2020, are as follows:

	Estimated number of vested shares[1]	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	7,524	Satisfied
Stock granted in 2016	6,595	Satisfied
Stock granted in 2017	7,385	Satisfied
Stock granted in 2018	14,292	Satisfied
Stock granted in 2019	28,030	Satisfied
Stock granted in 2020	24,985	Proportional to service period
Kookmin Bank
Stock granted in 2015	9,887	Satisfied
Stock granted in 2016	22,442	Satisfied
Stock granted in 2017	31,522	Satisfied
Stock granted in 2018	77,367	Satisfied
Stock granted in 2019	125,342	Satisfied
Stock granted in 2020	82,385	Proportional to service period
Other subsidiaries
Stock granted in 2015	12,190	Satisfied
Stock granted in 2016	40,942	Satisfied
Stock granted in 2017	149,272	Satisfied
Stock granted in 2018	345,625	Satisfied
Stock granted in 2019	551,667	Satisfied
Stock granted in 2020	193,525	Proportional to service period

	1,730,977

[1]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

The accrued expenses representing share-based payments as of June 30, 2020 and December 31, 2019, are ~~W~~ 90,078 million and ~~W~~ 124,853 million, respectively. In addition, the reversal of compensation costs from share-based payments that amounts to ~~W~~ 1,396 million and ~~W~~ 13,327 million were recognized for the six-month periods ended June 30, 2020 and 2019, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

30.2.2 Mileage Stock

Details of mileage stock as of June 30, 2020, are as follows:

(In number of shares)
Grant date	Number of granted shares[1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2017
Jul. 03, 2017	52	0.00~0.01	52
Aug. 07, 2017	29	0.00~0.10	19
Aug. 08, 2017	5	0.00~0.10	2
Aug. 16, 2017	204	0.00~0.13	140
Aug. 17, 2017	40	0.00~0.13	24
Aug. 24, 2017	387	0.00~0.15	269
Sep. 08, 2017	83	0.00~0.19	73
Nov. 01, 2017	120	0.00~0.34	103
Nov. 06, 2017	106	0.00~0.35	101
Dec. 06, 2017	105	0.00~0.43	83
Dec. 26, 2017	255	0.00~0.49	170
Dec. 29, 2017	114	0.00~0.50	58
Stock granted in 2018
Jan. 10, 2018	19,197	0.00~0.53	14,347
Feb. 12, 2018	9	0.00~0.62	7
Apr. 02, 2018	115	0.00~0.75	99
Apr. 30, 2018	86	0.00~0.83	58
May 08, 2018	170	0.00~0.85	147
Jun. 01, 2018	140	0.00~0.92	116
Jul. 02, 2018	180	0.00~1.00	123
Aug. 07, 2018	194	0.00~1.10	153
Aug. 09, 2018	47	0.00~1.11	36
Aug. 14, 2018	30	0.00~1.12	30
Aug. 16, 2018	130	0.00~1.13	103
Sep. 07, 2018	106	0.00~1.19	82
Oct. 04, 2018	129	0.00~1.26	88
Nov. 01, 2018	258	0.00~1.34	221
Nov. 06, 2018	236	0.00~1.35	173
Dec. 03, 2018	132	0.00~1.42	132
Dec. 04, 2018	21	0.00~1.43	21
Dec. 07, 2018	91	0.00~1.44	85
Dec. 12, 2018	64	0.00~1.45	38
Dec. 18, 2018	271	0.00~1.47	241
Dec. 19, 2018	42	0.00~1.47	34
Dec. 31, 2018	127	0.00~1.50	106

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

30.2.2 Mileage Stock (cont’d)

(In number of shares)
Grant date	Number of granted shares[1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2019
Jan. 11, 2019	26,580	0.00~1.53	22,948
Feb. 01, 2019	12	0.00~1.59	8
Apr. 01, 2019	167	0.00~1.75	119
Apr. 18, 2019	105	0.00~1.80	105
Apr. 22, 2019	33	0.00~1.81	33
Jul. 01, 2019	109	0.00~2.00	109
Aug. 29, 2019	39	0.00~2.16	39
Sep. 02, 2019	50	0.00~2.17	50
Nov. 01, 2019	119	0.00~2.34	119
Nov. 08, 2019	14	0.00~2.36	14
Dec. 05, 2019	56	0.00~2.43	56
Dec. 06, 2019	84	0.00~2.43	84
Dec. 31, 2019	87	0.00~2.50	87
Stock granted in 2020
Jan. 18, 2020	29,065	0.00~2.55	28,155
May 12, 2020	46	0.00~2.87	46
Jun. 30, 2020	206	0.00~3.00	206

	80,047		69,712

[1]

Mileage stock may be exercised after one year from the grant date for two years. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock may still be exercised at the closing price of prior month.

[2]	The remaining shares are assessed based on the stock price as of June 30, 2020. These shares are vested immediately at grant date.

The accrued expenses representing mileage stock share-based payments as of June 30, 2020 and December 31, 2019, are ~~W~~ 2,367 million and ~~W~~ 2,704 million, respectively. In addition, the compensation costs from mileage stock share-based payments that amount to ~~W~~ 427 million and ~~W~~ 1,210 million were recognized for the six-month periods ended June 30, 2020 and 2019, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

31. Net Other Non-operating Income (Expenses)

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Other non-operating income
Gain on disposal of property and equipment	~~W~~	3,058	~~W~~	4,705	~~W~~	28,418	~~W~~	28,701
Rent received		27,140		52,406		18,154		40,104
Others		23,372		43,121		26,323		52,048

		53,570		100,232		72,895		120,853

Other non-operating expenses
Loss on disposal in property and equipment		8,225		8,923		872		4,424
Donation		8,953		46,972		13,843		39,893
Restoration cost		829		1,117		1,270		2,670
Management cost for special bonds		710		1,521		788		1,620
Others		39,304		62,836		8,053		21,687

		58,021		121,369		24,826		70,294

Net other non-operating income (expenses)	~~W~~	(4,451)	~~W~~	(21,137)	~~W~~	48,069	~~W~~	50,559

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

32. Income Tax Expense

Income tax expense for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Tax payable
Current tax expense	~~W~~	581,440	~~W~~	468,166
Adjustments recognized in the period for current tax of prior years		8,752		(22,936)

		590,192		445,230

Changes in deferred income tax assets (liabilities)		19,218		344,240

Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		816		1,797
Exchange difference in foreign operation		(5,744)		(10,813)
Financial assets measured at fair value through other comprehensive income		55,812		(51,985)
Shares of other comprehensive income of investments in associates and joint ventures		(1,315)		(2,242)
Cash flow hedges		13,674		13,572
Hedges of a net investment in a foreign operation		935		3,045
Other comprehensive income of separate account		(1,482)		(9,079)
Fair value changes on financial liabilities designated at fair value due to own credit risk		(11,375)		8,319
Net overlay adjustments		(26,203)		(54,733)
Others		29,470		—

		54,588		(102,119)

Others		190		—

Tax expense	~~W~~	664,188	~~W~~	687,351

33. Dividends

The dividends to the shareholders of the Company in respect of the year ended December 31, 2019, of ~~W~~ 2,210 per share, amounting to total dividends of ~~W~~ 861,092 million, were paid in April 2020. The dividends paid to the shareholders of the Parent Company in 2019 were ~~W~~ 759,736 million (~~W~~ 1,920 per share).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

34. Accumulated Other Comprehensive Income

Details of changes in accumulated other comprehensive income for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning balance		Changes except for reclassification		Reclassification to profit or loss		Replaced by retained earnings		Tax effect		Ending balance
Remeasurements of net defined benefit liabilities	~~W~~	(290,228)	~~W~~	(2,966)	~~W~~	—	~~W~~	—	~~W~~	816	~~W~~	(292,378)
Exchange differences on translating foreign operations		31,793		51,866		—		—		(5,744)		77,915
Revaluation gains (losses) on financial instruments at fair value through other comprehensive income		487,331		259,702		(128,850)		(331,842)		55,812		342,153
Share of other comprehensive income of associates and joint ventures		3,318		4,601		—		—		(1,315)		6,604
Cash flow hedges		(27,333)		(82,317)		29,457		—		13,674		(66,519)
Losses on hedges of a net investment in a foreign operation		(41,992)		358		—		—		935		(40,699)
Other comprehensive income arising from separate account		18,381		12,068		(6,678)		—		(1,482)		22,289
Fair value changes on financial liabilities designated at fair value due to own credit risk		(20,326)		41,342		—		—		(11,375)		9,641
Net gains on overlay approach adjustment		187,077		41,594		28,784		—		(26,203)		231,252

	~~W~~	348,021	~~W~~	326,248	~~W~~	(77,287)	~~W~~	(331,842)	~~W~~	25,118	~~W~~	290,258

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

34. Accumulated Other Comprehensive Income (cont’d)

(In millions of Korean won)	2019
	Beginning balance		Changes except for reclassification		Reclassification to profit or loss		Replaced by retained earnings		Tax effect		Ending balance
Remeasurements of net defined benefit liabilities	~~W~~	(234,401)	~~W~~	(6,535)	~~W~~	—	~~W~~	—	~~W~~	1,797	~~W~~	(239,139)
Exchange differences on translating foreign operations		(5,784)		60,398		5,353		—		(10,813)		49,154
Revaluation gains on financial instruments at fair value through other comprehensive income		450,694		235,453		(71,410)		25,392		(51,985)		588,144
Share of other comprehensive income (losses) of associates and joint ventures		(4,377)		8,177		—		—		(2,242)		1,558
Cash flow hedges		5,849		(83,665)		31,735		—		13,572		(32,509)
Losses on hedges of a net investment in a foreign operation		(33,092)		(12,388)		1,317		—		3,045		(41,118)
Other comprehensive income arising from separate account		15,017		43,359		(2,210)		—		(9,079)		47,087
Fair value changes on financial liabilities designated at fair value due to own credit risk		(8,954)		(30,249)		—		—		8,319		(30,884)
Net gains (losses) on overlay approach adjustment		(7,146)		200,835		(4,826)		—		(54,733)		134,130

	~~W~~	177,806	~~W~~	415,385	~~W~~	(40,041)	~~W~~	25,392	~~W~~	(102,119)	~~W~~	476,423

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

35. Earnings per Share

35.1 Basic Earnings per Share

Calculations of basic earnings per share on the profit attributable to ordinary equity holders of the Parent Company are as follows:

35.1.1 Weighted average number of ordinary shares outstanding

Details of weighted average number of ordinary shares outstanding for the three-month and six-month periods ended June 30, 2020 and 2019, are as follows:

(In number of shares)	2020		2019
	Three months	Six months	Three months	Six months
Beginning (A)	415,807,920	415,807,920	418,111,537	418,111,537
Acquisition of treasury shares (B)	(26,173,585)	(26,173,585)	(26,966,534)	(25,457,689)

Weighted average number of ordinary shares outstanding (C=A+B)	389,634,335	389,634,335	391,145,003	392,653,848

35.1.2 Basic earnings per share

Details of basic earnings per share for the three-month and six-month periods ended June 30, 2020 and 2019, are as follows:

(In Korean won and in number of shares)	2020
	Three months		Six months
Profit attributable to shareholders of the Parent Company	~~W~~	981,886,212,117	~~W~~	1,711,339,827,348
Deduction: Dividends on hybrid securities		3,256,250,000		6,512,500,000

Profit attributable to the ordinary equity holders of the Parent Company (A)		978,629,962,117		1,704,827,327,348
Weighted average number of ordinary shares outstanding (B)		389,634,335		389,634,335

Basic earnings per share (A / B)	~~W~~	2,512	~~W~~	4,375

(In Korean won and in number of shares)	2019
	Three months		Six months
Profit attributable to shareholders of the Parent Company	~~W~~	991,192,030,539	~~W~~	1,836,844,408,147
Deduction: Dividends on hybrid securities		—		—

Profit attributable to the ordinary equity holders of the Parent Company (A)		991,192,030,539		1,836,844,408,147
Weighted average number of ordinary shares outstanding (B)		391,145,003		392,653,848

Basic earnings per share (A / B)	~~W~~	2,534	~~W~~	4,678

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

35.2 Diluted Earnings per Share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include Stock Grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the year) based on the monetary value of Stock Grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of Stock Grants.

35.2.1 Adjusted profit for diluted earnings per share

Adjusted profit for diluted earnings per share for the three-month and six-month periods ended June 30, 2020 and 2019, are as follows:

(In Korean won)	2020
	Three months		Six months
Profit attributable to shareholders of the Parent Company	~~W~~	981,886,212,117	~~W~~	1,711,339,827,348
Deduction: Dividends on hybrid securities		3,256,250,000		6,512,500,000

Profit attributable to ordinary equity holders of the Parent Company		978,629,962,117		1,704,827,327,348

Adjusted profit for diluted earnings per share	~~W~~	978,629,962,117	~~W~~	1,704,827,327,348

(In Korean won)	2019
	Three months		Six months
Profit attributable to shareholders of the Parent Company	~~W~~	991,192,030,539	~~W~~	1,836,844,408,147
Deduction: Dividends on hybrid securities		—		—

Profit attributable to ordinary equity holders of the Parent Company		991,192,030,539		1,836,844,408,147

Adjusted profit for diluted earnings per share	~~W~~	991,192,030,539	~~W~~	1,836,844,408,147

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

35.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the three-month and six-month periods ended June 30, 2020 and 2019, are as follows:

(In number of shares)	2020
	Three months	Six months
Weighted average number of ordinary shares issued and outstanding	389,634,335	389,634,335
Adjustment
Stock grants	2,907,973	3,200,650

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	392,542,308	392,834,985

(In number of shares)	2019
	Three months	Six months
Weighted average number of ordinary shares issued and outstanding	391,145,003	392,653,848
Adjustment
Stock grants	2,433,403	2,626,443

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	393,578,406	395,280,291

35.2.3 Diluted earnings per share

Details of diluted earnings per share for the three-month and six-month periods ended June 30, 2020 and 2019, are as follows:

(In Korean won and in number of shares)	2020
	Three months		Six months
Adjusted profit for diluted earnings per share	~~W~~	978,629,962,117	~~W~~	1,704,827,327,348
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		392,542,308		392,834,985

Diluted earnings per share	~~W~~	2,493	~~W~~	4,340

(In Korean won and in number of shares)	2019
	Three months		Six months
Adjusted profit for diluted earnings per share	~~W~~	991,192,030,539	~~W~~	1,836,844,408,147
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		393,578,406		395,280,291

Diluted earnings per share	~~W~~	2,518	~~W~~	4,647

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

36. Insurance Contracts

36.1 Insurance Contract Liabilities

Details of insurance contract liabilities presented within other liabilities as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Non-life insurance		Life insurance		Others		Total
Long-term insurance premium reserve	~~W~~	24,375,523	~~W~~	7,076,773	~~W~~	—	~~W~~	31,452,296
Reserve for outstanding claims		2,479,076		140,807		2,324		2,622,207
Unearned premium reserve		1,778,364		6,348		661		1,785,373
Reserve for participating policyholders’ dividends		114,122		27,790		—		141,912
Unallocated divisible surplus to future policyholders		60,034		5,093		—		65,127
Reserve for compensation for losses on dividend-paying insurance contracts		20,090		6,214		—		26,304
Guarantee reserve		—		24,699		—		24,699

	~~W~~	28,827,209	~~W~~	7,287,724	~~W~~	2,985	~~W~~	36,117,918

(In millions of Korean won)	December 31, 2019
	Non-life insurance		Life insurance		Others		Total
Long-term insurance premium reserve	~~W~~	23,799,607	~~W~~	6,991,247	~~W~~	—	~~W~~	30,790,854
Reserve for outstanding claims		2,297,256		101,690		2,563		2,401,509
Unearned premium reserve		1,522,827		4,603		845		1,528,275
Reserve for participating policyholders’ dividends		117,094		29,745		—		146,839
Unallocated divisible surplus to future policyholders		46,901		4,202		—		51,103
Reserve for compensation for losses on dividend-paying insurance contracts		20,090		5,784		—		25,874
Guarantee reserve		—		22,229		—		22,229

	~~W~~	27,803,775	~~W~~	7,159,500	~~W~~	3,408	~~W~~	34,966,683

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

36.2 Liability Adequacy Test for Insurance Contract (LAT)

Non-life Insurance

The assumptions and the basis of calculation applied in the adequacy test of non-life insurance liabilities as of June 30, 2020 and 2019 are as follows:

	June 30, 2020	June 30, 2019	Basis of calculation
Long-term insurance

Discount rate	1.55%~8.84%	1.30%~5.47%	Discount rate is calculated by applying risk-free rate curve plus liquidity premium presented by Financial Supervisory Service.

Insurance operating expense rate	6.60%	6.43%	Insurance operating expense rate is calculated by considering the future expense plan based on historical data for the latest one year.
Surrender rate	1.51%~34.13%	1.5%~31.4%	Surrender rate is calculated based on historical data for the latest five years.
Risk premium rate	13.1%~1,037.3%	9.0%~724.0%	Risk premium rate is calculated by the ratio of insurance claims paid to risk premiums based on historical data for the latest five years.

General insurance

Insurance operating expense rate	11.55%	10.74%	Ratio of maintenance costs incurred to earned premiums by the types of contracts within a year from the base date

Claim handling expense rate	4.45%	4.79%	Ratio of claim handling expenses incurred to insurance claims paid by the type of contracts within 3 years from the base date

Insurance claim ratio	66.85%	63.37%	Ratio of insurance claims incurred to earned premiums by the type of contracts within 5 years from the base date

Automobile insurance

Insurance operating expense rate	9.77%	9.82%	Ratio of maintenance costs incurred to earned premiums by the type of collaterals within a year from the base date

Claim handling expense rate	8.70%	8.99%	Ratio of claim handling expenses incurred to insurance claims paid by the type of collaterals within 3 years from the base date

Insurance claim ratio	78.29%	77.96%	Ratio of insurance claims incurred to earned premiums by the type of collaterals within 5 years from the base date

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

36.2 Liability Adequacy Test for Insurance Contract (LAT) (cont’d)

Details of the result of the adequacy test of non-life insurance liabilities as of June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Reserve for test[1]		LAT base		Deficit (Surplus)
General insurance	~~W~~	482,002	~~W~~	412,218	~~W~~	(69,784)
Automobile insurance		1,259,284		1,195,170		(64,114)
Long-term insurance		20,310,565		9,563,591		(10,746,974)

	~~W~~	22,051,851	~~W~~	11,170,979	~~W~~	(10,880,872)

(In millions of Korean won)	June 30, 2019
	Reserve for test[1]		LAT base		Deficit (Surplus)
General insurance	~~W~~	406,895	~~W~~	338,288	~~W~~	(68,607)
Automobile insurance		1,091,707		1,035,128		(56,579)
Long-term insurance		19,132,459		8,221,652		(10,910,807)

	~~W~~	20,631,061	~~W~~	9,595,068	~~W~~	(11,035,993)

[1]

Long-term insurance is for premium reserves and unrecognized premium reserves; the premium reserve is the amount deducted from the unearned premiums and insurance contract loans in accordance with Article 6-3 of the Insurance Supervisory Regulation.

Life insurance

The assumptions and basis of calculation applied in the adequacy test of life insurance liabilities as of June 30, 2020 and 2019, are as follows:

	June 30, 2020	June 30, 2019	Basis of calculation
Surrender rate	0%~65.39%	0%~64.95%	The ratio of cancelled premiums to premiums by product group, method of payment, channel, and elapsed period calculated based on the most recent five-year experience statistics

Insurance claim ratio	11%~132%	7%~124%	The ratio of incidents by collateral, gender, elapsed period to the number of holding insurances based on the most recent seven-year experience statistics

Discount rate	1.38%~9.71%	1.61%~5.59%	Estimated investment assets profit ratio based on the interest rate scenario provided by the Financial Supervisory Service

Indirect insurance operating expenses are calculated by applying the unit cost determined based on historical data for the latest one year in accordance with the standard of the allocation of insurance operating expenses under Regulations on Supervision of Insurance Business. Direct insurance operating expenses including acquisition costs are the estimated expense amount to be incurred in the future in accordance with the Group’s internal regulations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

36.2 Liability Adequacy Test for Insurance Contract (LAT) (cont’d)

Details of the result of the adequacy test of life insurance liabilities as of June 30, 2020 and 2019, are as follows:

(In millions of Korean won)		June 30, 2020
		Reserve for test		LAT base		Deficit (Surplus)
Interest rate-fixed	Participating	~~W~~	30,475	~~W~~	55,420	~~W~~	24,945
	Non-participating		211,416		(40,223)		(251,639)
Interest rate-linked	Participating		988,829		1,014,760		25,931
	Non-participating		5,441,422		5,112,344		(329,078)
Variable life insurance			(36,806)		(137,168)		(100,362)

		~~W~~	6,635,336	~~W~~	6,005,133	~~W~~	(630,203)

(In millions of Korean won)		June 30, 2019
		Reserve for test		LAT base		Deficit (Surplus)
Interest rate-fixed	Participating	~~W~~	30,589	~~W~~	55,560	~~W~~	24,971
	Non-participating		154,274		89,667		(64,607)
Interest rate-linked	Participating		1,049,473		1,060,250		10,777
	Non-participating		5,406,364		5,024,568		(381,796)
Variable life insurance			(34,886)		(143,568)		(108,682)

		~~W~~	6,605,814	~~W~~	6,086,477	~~W~~	(519,337)

The Group did not record the additional reserve since the surplus exceeded the deficit based on the result of LAT, resulting no additional accounting treatment as of June 30, 2020 and 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

36.3 Net Insurance Income

Details of insurance income and expenses for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)
	2020		2019
Insurance Income
Premium income	~~W~~	6,185,774	~~W~~	5,590,344
Reinsurance income		411,862		400,931
Reversal of policy reserves		422		—
Separate account income		91,521		93,042
Income of change in reinsurance assets		144,241		64,873
Other insurance income		3,634		7,029

		6,837,454		6,156,219

Insurance Expense
Insurance claims paid		2,586,451		2,445,622
Dividend expense		5,620		5,008
Refunds of surrender value		1,599,246		1,408,309
Reinsurance expense		570,778		509,534
Provision of policy reserves		1,143,523		804,130
Separate account expenses		54,341		62,875
Insurance operating expenses		213,590		224,023
Deferred acquisition costs		358,446		340,535
Expenses of change in reinsurance assets		79		48
Claim survey expenses paid		29,237		22,740
Other insurance expenses		95,687		102,817

		6,656,998		5,925,641

Net insurance income	~~W~~	180,456	~~W~~	230,578

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

36.4 Application of the Overlay Approach

The Group adopted the overlay approach in accordance with Korean IFRS 1104, for the first-time application of Korean IFRS 1109.

36.4.1 Overlay Approach

Details of the financial assets with the overlay approach applied as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)
	June 30, 2020		December 31, 2019
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	67,930	~~W~~	166,891
Debt securities		7,668,324		7,955,286
Equity securities		44,489		52,250

	~~W~~	7,780,743	~~W~~	8,174,427

36.4.2 Net gains (losses) on Overlay Approach Adjustment

Changes in net gains (losses) on overlay adjustment for the six-month period ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)
	2020		2019
Beginning[1]	~~W~~	187,077	~~W~~	(7,146)
Recognition of other comprehensive income due to acquisition and valuation		23,307		144,775
Reclassification to profit or loss due to disposal		20,868		(3,499)

Ending	~~W~~	231,252	~~W~~	134,130

[1]	Amounts are net of tax

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

37. Supplemental Statement of Cash Flows

Details of cash and cash equivalents as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)
	June 30, 2020		December 31, 2019
Cash	~~W~~	2,485,381	~~W~~	2,311,418
Checks with other banks		413,974		383,500
Due from Bank of Korea		9,727,483		8,607,911
Due from other financial institutions		9,882,617		9,535,049

		22,509,455		20,837,878

Due from financial institutions at fair value through profit or loss		135,780		216,367

		22,645,235		21,054,245

Restricted cash from financial institutions		(13,342,068)		(13,372,966)
Due from financial institutions with original maturities over three months		(1,553,760)		(1,557,554)

		(14,895,828)		(14,930,520)

	~~W~~	7,749,407	~~W~~	6,123,725

Cash inflows and outflows from income tax, interests and dividends for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	Activity	2020		2019
Income tax paid	Operating	~~W~~	624,535	~~W~~	769,137
Interest received	Operating		7,047,187		7,411,777
Interest paid	Operating		2,477,068		2,606,054
Dividends received	Operating		117,524		140,673
Dividends paid	Financing		6,513		759,736

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

38. Contingent Liabilities and Commitments

38.1 Payment Guarantees

Details of payment guarantees as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)
	June 30, 2020		December 31, 2019
Confirmed payment guarantees
Confirmed payment guarantees in Korean won
Payment guarantees for KB purchasing loan	~~W~~	165,540	~~W~~	161,314
Other payment guarantees		1,052,311		746,823

		1,217,851		908,137

Confirmed payment guarantees in foreign currency
Acceptances of letter of credit		248,916		155,151
Letter of guarantees		44,786		49,754
Bid bond		42,495		37,765
Performance bond		786,280		718,097
Refund guarantees		873,913		1,022,646
Other payment guarantees in foreign currency		2,571,422		2,935,939

		4,567,812		4,919,352

Financial guarantees
Payment guarantees for mortgage		85,431		47,384
Overseas debt guarantees		294,339		406,680
International financing guarantees in foreign currencies		240,665		231,685
Other financing payment guarantees		50,950		230,000

		671,385		915,749

		6,457,048		6,743,238

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		1,611,040		1,845,508
Refund guarantees		565,170		654,497

		2,176,210		2,500,005

	~~W~~	8,633,258	~~W~~	9,243,243

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

38.2 Commitments

Details of commitments as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)
	June 30, 2020		December 31, 2019
Commitments
Corporate loan commitments	~~W~~	42,662,548	~~W~~	41,930,407
Retail loan commitments		46,374,834		42,582,736
Credit line on credit cards		65,347,660		60,667,219
Purchase of other security investment and others		8,183,647		6,617,253

		162,568,689		151,797,615

Financial Guarantees
Credit line		3,352,675		2,340,141
Purchase of security investment		601,200		591,500

		3,953,875		2,931,641

	~~W~~	166,522,564	~~W~~	154,729,256

38.3 Other Matters (including litigation)

a) The Group has filed 103 lawsuits as a plaintiff (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ~~W~~ 347,757 million, and faces 227 lawsuits as a defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~ 335,191 million, which arose in the normal course of the business and are still pending as of June 30, 2020.

b) As of June 30, 2020, Kookmin bank has entered into a construction contract of building the integrated company building, amounting to ~~W~~ 163,960 million, and the amount of total expenses incurred in relation to the construction contract is ~~W~~ 101,237 million for the six-month period ended June 30, 2020.

c) As of June 30, 2020, Kookmin Bank has entered into construction contracts amounting to ~~W~~ 256,165 million related to The K Project(IT infrastructure construction for KB’s digital transformation to cope with change of IT technology and finance environment), and the amount of total expenses incurred is ~~W~~ 78,949 million for the six-month period ended June 30, 2020.

d) Kookmin Bank’s Board of Directors determined to acquire additional ordinary shares of PT Bukopin TBK, Kookmin Bank’s associate in Indonesia, in two times of capital increases in the form of an allotment to shareholders (the first) and third party allocation (the second) on July 16, 2020. Accordingly, 2,967,600,372 shares of common stock issued as an allotment to shareholders (first) were acquired at IDR 534,168,066,960 (~~W~~ 43,909 million) on July 30, 2020, and the ownership percentage after the acquirement is 33.9%.

e) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the breach of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 3 and 11 legal claims filed as a defendant, with an aggregate claim of ~~W~~ 152 million and ~~W~~ 444 million as of June 30, 2020 and December 31, 2019, respectively. A provision liability of ~~W~~ 357 million and ~~W~~ 2,549 million have been recognized for these pending lawsuits as of June 30, 2020 and December 31, 2019. In addition, the Group took out the personal information protection liability insurance. On the other hand, the further appeals can be filed against the Group, however, the final outcome cannot be reasonably measured.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

38.3 Other Matters (including litigation) (cont’d)

f) KB Kookmin Card signed a stock sale agreement to acquire 80% of the shares of PT. Finansia Multi Finance, Indonesian financial company, for US$ 75,280,000 in December 2019 and payment was completed in July 2020. In addition, KB Kookmin Card entered into a contract to acquire bonds, which includes the right to exchange 5% of PT. Finansia Multi Finance shares, issued by PT. Finansia Multi Finance shareholders for US$ 5,000,000.

g) As of June 30, 2020, the Group is not able to dispose, transfer or collateralize the shares of a joint-venture lease company or the rights for those to a third party without the written consent of Kolao Holdings for five years (the restriction period for the disposal of its equity) from the date of initial investment for KB KOLAO LEASING Co., LTD. However, KB Kookmin Card and KB Capital Co., Ltd. may transfer all or part of the shares of the joint-venture lease company to an affiliate that has complied with all the terms and conditions of the contract regarding the establishment and operation of the joint-venture lease company and has agreed to take over the liability for the joint-venture lease company. Each party of the joint venture lease company may transfer all or part of its equity, as determined separately, after the restriction period for the disposal of its equity has expired. Meanwhile, according to the agreement, KB KOLAO LEASING Co., LTD. disposes affiliated receivables, which are overdue for more than three months, of Kolao Holdings to Lanexang Leasing Co., Ltd.

h) As of June 30, 2020, KB Capital Co., Ltd. and PT Sunindo Primasura shall retain the shares of PT Sunindo KB Finance for five years from the completion of share purchase. If one party sells all or part of the shares, provides them as collateral, trades or disposed of them , the other party could exercise a call option through a written proposal including transfer price, payment method and others provided by the counterparty. Meanwhile, the shareholders of PT Sunindo KB Finance are allowed to have dividends for up to 20% of net profit after taxes for each fiscal year starting from the first fiscal year after third consecutive year of income available for dividends.

i) KB Securities is a professional private equity investment firm which sells private investment funds that loans capital to corporations (borrowers) who invest in rental apartment of disables in Australia. KB Securities sold ~~W~~ 326,500 million in funds and trusts to individuals and institutional investors. However, KB Securities is in probable of a loss of investment principal because the operation of the funds became impossible due to a contract breach of a local borrower. In this regard, 2 lawsuits were filed with the Group in June 30, 2020. There is a possibility of further lawsuits in the future. The result of the lawsuits is unpredictable as of now.

j) Regarding Lime Asset Management, KB Securities is holding PIS(Portfolio Index Swap) contract in related to Lime Thetis Qualified Investor Private Investment Trust No.2 and Lime Pluto FI Qualified Investor Private Investment Trust No.D-1, which are suspended to repurchase in fourth quarter of 2019 and KB Securities holds beneficiary certificates and TRS contracts as underlying asset amount to ~~W~~ 347,000 million. On the other hand, KB Securities has sold feeder fund of applicable funds amounts to ~~W~~ 68,100 million. Lime Asset Management has a repurchase and management plan in place, however, at the current status, either the availability or timing of repurchase of the fund cannot be predicted. There is possibility of lawsuits to be filed in the future, but the impact on the financial statements is unpredictable as of now.

k) On April 10, 2020, the Group has entered into share purchase agreement to acquire 15,000,000 ordinary shares (100% of investments) of Prudential Life Insurance Company Korea Ltd. at ~~W~~ 2,265 billion. The final acquisition amount is expected to be fixed at the acquisition amount above by reflecting the agreed interests (~~W~~ 75 billion) until the Closing date of transactions and the Group’s external outflows until the Closing date of transactions. The Closing date will be determined after the preapproval of the financial authorities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

38.3 Other Matters (including litigation) (cont’d)

l) The ongoing COVID-19 pandemic has a negative impact on the global economy, and has increased uncertainty in estimation of the Group’s expected credit losses on certain portfolios and potential impairment on assets. The Group’s ability to generate revenue may be adversely affected by the factors including;

•	uncertainties arising from significant increases in credit risks of borrowers affected by COVID-19 pandemic

•	uncertainties arising from forward-looking macroeconomic information in estimating expected credit losses

•	depreciation of Korean won against major currencies causing increase in the payment amount of principal and interests of debts denominated in foreign currencies; and

•	a significant decline in fair value of the Group’s investments in companies affected by COVID-19 pandemic.

Meanwhile, the Group’s accounting policy is described in Note 3.2 Assessment of expected credit losses on financial instruments related to COVID-19 and the impact on estimating expected credit losses is described in Note 10 Changes in the allowances for loan losses and Note 22 Changes in provisions for unused loan commitments, payment guarantees.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

39. Subsidiaries

39.1 Consolidated subsidiaries

Details of major subsidiaries as of June 30, 2020, are as follows:

Investor	Investee	Ownership interests	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00%	Korea	June. 30	Banking and foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00%	Korea	June. 30	Credit card and installment finance
	KB Life Insurance Co., Ltd.	100.00%	Korea	June. 30	Life insurance
	KB Asset Management Co., Ltd.	100.00%	Korea	June. 30	Collective investment and advisory
	KB Capital Co., Ltd.	100.00%	Korea	June. 30	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00%	Korea	June. 30	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00%	Korea	June. 30	Real estate trust management
	KB Investment Co., Ltd.	100.00%	Korea	June. 30	Capital investment
	KB Credit Information Co., Ltd.	100.00%	Korea	June. 30	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00%	Korea	June. 30	Software advisory, development, and supply
	KB Securities Co., Ltd.	100.00%	Korea	June. 30	Financial investment
	KB Insurance Co., Ltd.	100.00%	Korea	June. 30	Non-life insurance
Kookmin Bank	Kookmin Bank Cambodia PLC.	100.00%	Cambodia	June. 30	Banking and foreign exchange transaction
	Kookmin Bank Int’l Ltd. (London) [1]	0.00%	United Kingdom	June. 30	Banking and foreign exchange transaction
	Kookmin Bank(China) Ltd.	100.00%	China	June. 30	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00%	Myanmar	June. 30	Other credit granting n.e.c.
	PRASAC Microfinance Institution PLC.	70.00%	Cambodia	June. 30	Other credit granting n.e.c.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

39.1 Consolidated subsidiaries (cont’d)

Investor	Investee	Ownership interests	Location	Date of financial statements	Industry
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00%	United States of America	June. 30	Investment advisory and securities dealing activities
	KB Securities Hong Kong Ltd.	100.00%	China	June. 30	Investment advisory and securities dealing activities
	KB SECURITEIS VIETNAM JOINT STOCK COMPANY	99.70%	Vietnam	June. 30	Investment advisory and securities dealing activities
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00%	United States of America	June. 30	Management service
	LIG Insurance (China) Co., Ltd.	100.00%	China	June. 30	Non-life insurance
	PT. KB Insurance Indonesia	70.00%	Indonesia	June. 30	Non-life insurance
	KB Claims Survey & Adjusting	100.00%	Korea	June. 30	Claim service
	KB Sonbo CNS	100.00%	Korea	June. 30	Management service
	KB Golden Life Care Co., Ltd.	100.00%	Korea	June. 30	Service
KB Kookmin Card Co., Ltd.	KB DAEHAN SPECIALIZED BANK PLC.	95.71%	Cambodia	June. 30	Banking
KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00%	Indonesia	June. 30	Auto Installment Finance
KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO LEASING CO., Ltd	80.00%	Laos	June. 30	Auto Installment Finance
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd	100.00%	China	June. 30	General advisory

[1]	Disposal is in progress as of June 30, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

39.2 Consolidated Structured Companies

Details of consolidated structured companies as of June 30, 2020, are as follows:

	Consolidated structured companies	Reason for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.
Asset-backed securitization	Able NS Co., Ltd and 125 others	The Group controls these investees as it has power over relevant activities in case of default; is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or due to acquisition of subordinated debt; and has ability to affect those returns through its power.
Investment funds	KB Global Platform Fund and 155 others	Recognized as companies subject to consolidation if the Group, as a collective investor, operating manager (member), etc., can manage fund assets on behalf of other investors or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

Structured companies that hold more than half of their ownership percentage but do not have the strength to related activities in accordance with agreements with trust and other related parties are excluded from the consolidation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

39.3 Condensed financial statements

The condensed financial information of major subsidiaries as of June 30, 2020 and December 31, 2019, and for the six-month period ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)

	June 30, 2020						2020
	Assets		Liabilities		Equity		Operating income		Profit (loss) for the period		Total compre- hensive income (loss) for the period
Kookmin Bank[1]	~~W~~	425,310,236	~~W~~	395,987,212	~~W~~	29,323,024	~~W~~	13,532,177	~~W~~	1,246,754	~~W~~	1,318,866
KB Securities Co., Ltd.[1,2]		56,606,560		51,802,355		4,804,205		6,438,213		128,836		199,530
KB Insurance Co., Ltd.[1,2]		37,677,077		33,620,095		4,056,982		6,833,027		143,955		194,125
KB Kookmin Card Co., Ltd.[1]		23,858,804		19,760,540		4,098,264		1,589,119		163,784		133,124
KB Asset Management Co., Ltd.[1]		385,903		198,306		187,597		86,064		21,554		22,356
KB Capital Co., Ltd.[1,2]		12,140,443		10,866,457		1,273,986		610,354		73,538		73,570
KB Life Insurance Co., Ltd.[1]		9,998,780		9,361,900		636,880		957,331		11,784		21,542
KB Real Estate Trust Co., Ltd.		393,399		92,305		301,094		73,162		38,287		38,288
KB Savings Bank Co., Ltd.		1,549,992		1,331,087		218,905		49,977		9,912		9,499
KB Investment Co., Ltd.[1]		801,325		585,097		216,228		41,139		1,467		1,478
KB Data System Co., Ltd.		44,453		22,884		21,569		77,361		880		878
KB Credit Information Co., Ltd.		28,520		13,764		14,756		19,593		(140)		(142)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

39.3 Condensed financial statements (cont’d)

(In millions of Korean won)

	December 31, 2019						2019
	Assets		Liabilities		Equity		Operating income		Profit (loss) for the period		Total compre- hensive income (loss) for the period
Kookmin Bank[1]	~~W~~	387,425,038	~~W~~	358,420,805	~~W~~	29,004,233	~~W~~	11,472,979	~~W~~	1,305,109	~~W~~	1,347,860
KB Securities Co., Ltd.[1,2]		47,816,512		43,131,858		4,684,654		4,507,410		168,890		179,111
KB Insurance Co., Ltd.[1,2]		36,552,368		32,689,460		3,862,908		6,380,595		166,153		365,754
KB Kookmin Card Co., Ltd.[1]		22,990,114		18,925,195		4,064,919		1,515,798		146,100		133,331
KB Asset Management Co., Ltd.[1]		310,018		114,776		195,242		75,468		25,720		26,026
KB Capital Co., Ltd.[1,2]		11,190,568		10,036,077		1,154,491		444,542		63,094		63,208
KB Life Insurance Co., Ltd.[1]		9,801,905		9,186,567		615,338		814,360		16,524		64,799
KB Real Estate Trust Co., Ltd.		377,938		85,132		292,806		55,822		30,640		30,640
KB Savings Bank Co., Ltd.		1,361,032		1,148,625		212,407		46,601		9,852		9,580
KB Investment Co., Ltd.[1]		756,972		542,221		214,751		36,647		2,103		2,166
KB Data System Co., Ltd.		41,690		20,999		20,691		70,402		2,486		2,470
KB Credit Information Co., Ltd.		27,834		12,936		14,898		19,307		(263)		(266)

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.

39.4 Nature of the risks associated with interests in consolidated structured entities

39.4.1 The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided payment guarantees of ~~W~~ 3,863,152 million to K plus 1st L.L.C and other subsidiaries.

•

The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 17 other subsidiaries. The unexecuted amount of the investment agreement is ~~W~~ 625,859 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•

The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

39.5 Changes in subsidiaries

The subsidiaries newly included in consolidation during the six-month period ended June 30, 2020, are as follows:

Company	Reason for obtaining control
PRASAC Microfinance Institution PLC. and 14 others	Holds over than a majority of the ownership interests
KB Hwaseong 1st L.L.C. and 39 others	Holds the power in the case of default and exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquiring subordinated debt
KB Global Infrastructure Synergy Private Special Asset Fund and 11 others	Holds the power to determine the operation of the trust and exposed to variable returns by holding significant amount of ownership interests

The subsidiaries excluded from consolidation during the six-month period ended June 30, 2020, are as follows:

Company	Reason for losing control
KBH the 3rd L.L.C and 20 others	Termination of the commitments
Sechste Casalog KG and 1 other	Liquidation
KB Contents Panda iMBC Contents Venture Fund and 2 others	Disposal
Hyundai Smart Index Alpha Securities Feeder Investment Trust No.1 and 20 others	Ownership decrease

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

40. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of Financing
Structured financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

Trusts	Management of financial trusts; • Development trust • General unspecified money trust • Guarantees of payment of principal trust • Other trusts	Management of trusted financial assets Payment of trust fees and allocation of trust profits.	Sales of trusted financial assets

Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

40. Unconsolidated Structured Entity (cont’d)

Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of June 30, 2020, and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entity	~~W~~	111,541,966	~~W~~	219,456,723	~~W~~	2,475,067	~~W~~	102,962,694	~~W~~	436,436,450
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		165,462		11,063,475		—		2,500,385		13,729,322
Derivative financial assets		—		—		—		3,916		3,916
Loans at amortized cost		4,963,046		398,321		279,121		1,013,600		6,654,088
Financial investments		—		—		—		7,658,143		7,658,143
Investment in associates		—		464,451		—		—		464,451
Other assets		2,871		2,214		103,029		17,845		125,959

	~~W~~	5,131,379	~~W~~	11,928,461	~~W~~	382,150	~~W~~	11,193,889	~~W~~	28,635,879

Liabilities
Deposits	~~W~~	617,272	~~W~~	50,995	~~W~~	—	~~W~~	375,034	~~W~~	1,043,301
Derivative financial liabilities		—		—		—		396		396
Other liabilities		9,969		126		—		15,247		25,342

	~~W~~	627,241	~~W~~	51,121	~~W~~	—	~~W~~	390,677	~~W~~	1,069,039

Maximum exposure to loss[1]
Holding assets	~~W~~	5,131,379	~~W~~	11,928,461	~~W~~	382,150	~~W~~	11,193,889	~~W~~	28,635,879
Purchase and investment commitments		26,250		5,783,661		—		828,678		6,638,589
Unused credit		1,338,912		2,900		15,910		3,124,648		4,482,370
Payment guarantee and loan commitments		1,142,338		11,670		—		603,917		1,757,925

	~~W~~	7,638,879	~~W~~	17,726,692	~~W~~	398,060	~~W~~	15,751,132	~~W~~	41,514,763

Methods of determining the maximum exposure to loss		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and capital commitments		Dividends by results trust: Total amount of trust exposure		Providing lines of credit / purchase commitments / loan commitments and acceptances and guarantees

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

40. Unconsolidated Structured Entity (cont’d)

(In millions of Korean won)	December 31, 2019
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entity	~~W~~	54,206,404	~~W~~	180,236,568	~~W~~	2,287,172	~~W~~	99,012,931	~~W~~	335,743,075
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		132,685		9,846,278		—		2,405,228		12,384,191
Derivative financial assets		—		—		—		2,959		2,959
Loans at amortized cost		4,775,723		293,221		266,974		920,863		6,256,781
Financial investments		—		—		—		5,166,578		5,166,578
Investment in associates		—		352,488		—		—		352,488
Other assets		1,876		69,353		93,613		9,181		174,023

		4,910,284		10,561,340		360,587		8,504,809		24,337,020

Liabilities
Deposits		523,086		90,131		—		409,246		1,022,463
Derivative financial liabilities		—		—		—		228		228
Other liabilities		1,362		78		—		16,169		17,609

		524,448		90,209		—		425,643		1,040,300

Maximum exposure to loss[1]
Holding assets		4,910,284		10,561,340		360,587		8,504,809		24,337,020
Purchase and investment commitments		38,650		3,980,356		—		945,598		4,964,604
Unused credit		654,203		2,900		28,427		1,927,902		2,613,432
Payment guarantee and loan commitments		1,816,411		7,188		—		600,664		2,424,263

	~~W~~	7,419,548	~~W~~	14,551,784	~~W~~	389,014	~~W~~	11,978,973	~~W~~	34,339,319

Methods of determining the maximum exposure to loss		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and capital commitments		Dividends by results trust: Total amount of trust exposure		Providing lines of credit/ purchase commitments/ loan commitments and acceptances and guarantees

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss (provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

41. Related Party Transactions

41.1 Profit or loss

Profit and loss arising from transactions with related parties for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)
Associates and joint ventures		2020		2019
Balhae Infrastructure Fund	Fee and commission income	~~W~~	3,382	~~W~~	3,338
Korea Credit Bureau Co., Ltd.	Interest expense		1		18
	Fee and commission income		490		546
	Insurance income		2		1
	Fee and commission expense		1,662		1,068
	Contribution of provision for credit losses		—		1
KB GwS Private Securities Investment Trust	Fee and commission income		424		422
Incheon Bridge Co., Ltd.	Interest income		2,091		4,423
	Interest expense		176		220
	Fee and commission income		12		12
	Fee and commission expense		3		3
	Insurance income		138		143
	Revenue on financial assets/liabilities at fair value through profit or loss		1,819		3,287
	Contribution of provision for credit losses		508		—
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Fee and commission income		12		89
Aju Good Technology Venture Fund	Interest expense		11		14
KB Star Office Private Real Estate Investment Trust No.1	Interest income		184		183
	Interest expense		43		53
	Fee and commission income		217		216
RAND Bio Science Co., Ltd.	Interest expense		8		2
SY Auto Capital Co., Ltd.	Interest income		550		650
	Fee and commission income		14		26
	Fee and commission expense		—		235
	Insurance income		20		13
	Other operating income		734		347
	Other operating expense		65		189
	Reversal of provision for credit losses		17		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.1 Profit or loss (cont’d)

(In millions of Korean won)
Associates and joint ventures		2020		2019
Food Factory Co., Ltd.	Interest income	~~W~~	22	~~W~~	10
	Interest expense		7		—
	Insurance income		3		2
	Fee and commission expense		—		8
	Revenue on financial assets/liabilities at fair value through profit or loss		48		32
	Reversal of provision for credit losses		1		—
KB Pre IPO Secondary Venture Fund 1st	Interest expense		3		3
	Fee and commission income		55		55
Builton Co., Ltd.[1]	Interest income		—		2
	Insurance income		—		1
	Revenue on financial assets/liabilities at fair value through profit or loss		—		4
KB Private Equity Fund III	Fee and commission income		239		238
Wise Asset Management Co., Ltd.	Interest expense		—		1
Acts Co., Ltd.	Insurance income		1		—
	Revenue on financial assets/liabilities at fair value through profit or loss		—		30
Dongjo Co., Ltd.	Insurance income		—		2
A-PRO Co., Ltd. [1]	Interest income		7		—
	Interest expense		1		1
	Insurance income		1		2
	Contribution of provision for credit losses		1		—
POSCO-KB Shipbuilding Investment Fund	Fee and commission income		284		245
Dae-A Leisure Co., Ltd.	Interest expense		4		4
Paycoms Co., Ltd.	Interest income		5		5
	Insurance income		—		1
	Revenue on financial assets/liabilities at fair value through profit or loss		36		87
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense		20		26
	Fee and commission income		300		149

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.1 Profit or loss (cont’d)

(In millions of Korean won)
Associates and joint ventures		2020		2019
KBTS Technology Venture Private Equity Fund	Fee and commission income	~~W~~	126	~~W~~	239
	Revenue on financial assets/liabilities at fair value through profit or loss		419		—
KB-SJ Tourism Venture Fund	Fee and commission income		169		169
JLK INSPECTION Inc.[1]	Interest expense		—		1
TESTIAN Inc.[1]	Interest income		—		2
	Revenue on financial assets/liabilities at fair value through profit or loss		—		29
Rainist Co., Ltd.	Fee and commission income		18		—
IWON ALLOY CO.,LTD.	Insurance income		1		1
Bioprotect Ltd.	Revenue on financial assets/liabilities at fair value through profit or loss		122		—
RMGP Bio-Pharma Investment Fund, L.P.	Other non-operating income		18		17
	Revenue on financial assets/liabilities at fair value through profit or loss		232		119
	Expense on financial assets/liabilities at fair value through profit or loss		—		850
KB-MDI Centauri Fund LP	Fee and commission income		132		—
	Expense on financial assets/liabilities at fair value through profit or loss		2		—
S&E BIO	Interest expense		1		—
Contents First	Interest expense		4		—
Hasys.	Revenue on financial assets/liabilities at fair value through profit or loss		—		128
	Insurance income		29		22
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Revenue on financial assets/liabilities at fair value through profit or loss		122		—
	Interest expense		27		59
	Fee and commission income		549		183
Spark Biopharma, Inc[1]	Interest expense		—		9
SKYDIGITAL INC	Fee and commission income		2		2

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.1 Profit or loss (cont’d)

(In millions of Korean won)
Associates and joint ventures		2020		2019
KB No.9 Special Purpose Acquisition Company[1]	Interest expense	~~W~~	—	~~W~~	(23)
KB No.10 Special Purpose Acquisition Company[1]	Interest expense		—		14
	Revenue on financial assets/liabilities at fair value through profit or loss		—		3,066
KB No.11 Special Purpose Acquisition Company[1]	Interest expense		—		5
	Revenue on financial assets/liabilities at fair value through profit or loss		—		180
KB No.17 Special Purpose Acquisition Company	Fee and commission income		—		175
	Revenue on financial assets/liabilities at fair value through profit or loss		8		1,461
	Expense on financial assets/liabilities at fair value through profit or loss		25		—
	Interest expense		13		13
KB No.18 Special Purpose Acquisition Company	Fee and commission income		—		263
	Revenue on financial assets/liabilities at fair value through profit or loss		—		2,200
	Expense on financial assets/liabilities at fair value through profit or loss		1		—
	Interest expense		17		8
KB No.19 Special Purpose Acquisition Company	Expense on financial assets/liabilities at fair value through profit or loss		25		—
	Interest expense		8		—
KB No.20 Special Purpose Acquisition Company	Fee and commission income		210		—
	Expense on financial assets/liabilities at fair value through profit or loss		1,499		—
	Interest expense		13		—
KB SPROTT Renewable Private Equity FundI	Fee and commission income		365		123
KB-Stonebridge Secondary Private Equity FundI	Fee and commission income		864		288
	Expense on financial assets/liabilities at fair value through profit or loss		11		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.1 Profit or loss (cont’d)

(In millions of Korean won)
Associates and joint ventures		2020		2019
KOSESEUJITO CO., LTD.	Revenue on financial assets/liabilities at fair value through profit or loss	~~W~~	—	~~W~~	7
CWhy Inc.	Insurance income		—		1
Stratio, Inc.	Interest expense		—		1
NEXOLON CO.,LTD.[1]	Interest expense		—		2
CellinCells Co., Ltd.	Interest expense		4		10
Bomapp Inc.	Fee and commission expense		3		—
	Insurance income		4		—
KB Social Impact Investment Association	Fee and commission income		150		—
KB-UTC Inno-Tech Venture Fund	Fee and commission income		292		—
KBSP Private Equity Fund IV	Fee and commission income		185		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income		233		—
KB-Solidus Global Healthcare Fund	Fee and commission income		402		—
	Expense on financial assets/liabilities at fair value through profit or loss		682		—
Fabric Time Co.,Ltd.	Fee and commission income		3		—
	Interest expense		17		—
BNF Corporation Ltd.[1]	Interest income		401		—
	Fee and commission income		2		—
	Contribution of provision for credit losses		8		—
KB Cape No.1 Private Equity Fund	Fee and commission income		72		—
Keystone-Hyundai Securities No. 1 Private Equity Fund	Fee and commission income		69		50
Other
Retirement pension	Fee and commission income		598		466
	Interest expense		2		2

[1]	Excluded from the Group’s related party as of June 30, 2020.

Meanwhile, the Group purchased installment financial assets, etc. from SY Auto Capital Co., Ltd. amounting to ~~W~~ 683,556 million and ~~W~~ 581,471 million during the six-month periods ended June 30, 2020 and 2019, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.2 Outstanding Balances with Related Party Transactions

Details of outstanding balances, and the related allowance for credit losses arising from the related party transactions as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)
Associates and joint ventures		June 30, 2020		December 31, 2019
Balhae Infrastructure Fund	Other assets	~~W~~	1,706	~~W~~	1,718
Korea Credit Bureau Co., Ltd.	Loans at amortized cost (Gross amount)		32		43
	Deposits		5,453		17,966
	Provisions		1		1
	Insurance contract liabilities		4		2
	Other liabilities		267		—
KB GwS Private Securities Investment Trust	Other assets		212		641
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		39,676		37,857
	Loans at amortized cost (Gross amount)		140,356		147,707
	Allowances for loan losses		196		12
	Other assets		492		520
	Deposits		44,218		45,447
	Provisions		333		10
	Insurance contract liabilities		232		108
	Other liabilities		77		346
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Other assets		—		89
Jungdo Co., Ltd.	Deposits		4		4
Dongjo Co., Ltd.	Insurance contract liabilities		—		1
Dae-A Leisure Co., Ltd.	Deposits		983		753
	Other liabilities		17		14
Aju Good Technology Venture Fund	Deposits		5,266		5,456
	Other liabilities		1		2
KB Star Office Private Real Estate Investment Trust No.1	Loans at amortized cost (Gross amount)		10,000		10,000
	Allowances for loan losses		4		4
	Other assets		137		136
	Deposits		6,679		8,293
	Other liabilities		42		66
KBTS Technology Venture Private Equity Fund	Financial assets at fair value through profit or loss		3,959		3,540
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Financial assets at fair value through profit or loss		2,801		2,678
	Deposits		14,153		13,118
	Other liabilities		1		4
WJ PEF I	Deposits		146		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.2 Outstanding Balances with Related Party Transactions (cont’d)

(In millions of Korean won)
Associates and joint ventures		June 30, 2020		December 31, 2019
KB-Stonebridge Secondary Private Equity Fund	Financial assets at fair value through profit or loss	~~W~~	922	~~W~~	713
KB IGen Private Equity Fund No.1[1]	Deposits		—		147
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss		2,000		2,000
	Other assets		72		—
RAND Bio Science Co., Ltd.	Deposits		1,993		4,452
	Loans at amortized cost (Gross amount)		1		1
	Other liabilities		1		—
SY Auto Capital Co., Ltd.	Loans at amortized cost (Gross amount)		40,062		41,990
	Allowances for loan losses		—		4
	Other assets		316		63
	Deposits		7		8
	Provisions		—		13
	Insurance contract liabilities		24		13
	Other liabilities		162		70
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss		638		590
	Loans at amortized cost (Gross amount)		1,978		1,992
	Allowances for loan losses		1		2
	Other assets		1		1
	Deposits		1,245		1,073
	Insurance contract liabilities		1		4
	Other liabilities		7		1
KB Pre IPO Secondary Venture Fund 1st	Deposits		199		2,955
	Other liabilities		—		1
Wise Asset Management Co., Ltd.	Deposits		—		21
Acts Co., Ltd.	Deposits		8		1
	Other liabilities		100		100
POSCO-KB Shipbuilding Fund	Other assets		162		—
Paycoms Co., Ltd.	Other assets		—		1
	Financial assets at fair value through profit or loss		1,194		1,157
	Deposits		1		1
Big Dipper Co., Ltd.	Loans at amortized cost (Gross amount)		2		11
	Deposits		94		6
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits		2,980		7,054
	Other liabilities		—		4

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.2 Outstanding Balances with Related Party Transactions (cont’d)

(In millions of Korean won)
Associates and joint ventures		June 30, 2020		December 31, 2019
A-PRO Co., Ltd.[1]	Loans at amortized cost (Gross amount)	~~W~~	—	~~W~~	2,019
	Insurance contract liabilities		—		2
	Deposits		—		3,201
	Other liabilities		—		1
IWON ALLOY CO.,LTD.	Deposits		1		—
	Insurance contract liabilities		1		1
CARLIFE CO.,LTD.	Loans at amortized cost (Gross amount)		9		—
COMPUTERLIFE CO.,LTD.	Deposits		2		1
PT Bank Bukopin TBK	Cash and deposits		240,140		—
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss		4,217		3,419
	Other liabilities		80		2
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss		9		8
Hasys.	Financial assets at fair value through profit or loss		6,000		6,000
	Deposits		1		—
	Insurance contract liabilities		8		37
SKYDIGITAL INC	Deposits		283		25
Rainist Co., Ltd.	Financial assets at fair value through profit or loss		7,504		7,504
UPRISE, Inc.	Financial assets at fair value through profit or loss		250		250
Stratio, Inc.	Financial assets at fair value through profit or loss		1,000		1,000
	Deposits		306		726
Honest Fund, Inc.	Financial assets at fair value through profit or loss		3,999		3,999
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss		2,000		2,000
	Loans at amortized cost (Gross amount)		8		4
	Deposits		905		1,545
	Other liabilities		—		1
Joyang Industry Co., Ltd.	Deposits		1		2
KB No.17 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,651		2,683
	Deposits		1,734		1,742
	Other liabilities		11		27
KB No.18 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		3,787		3,786
	Deposits		2,132		2,140
	Other liabilities		6		28

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.2 Outstanding Balances with Related Party Transactions (cont’d)

(In millions of Korean won)
Associates and joint ventures		June 30 2020		December 31, 2019
KB No.19 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	~~W~~	2,019	~~W~~	2,043
	Deposits		1,062		1,093
	Other liabilities		16		7
KB No.20 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss		2,998		1,499
	Deposits		1,717		1,984
	Other liabilities		16		3
KOSESEUJITO CO., LTD.	Financial assets at fair value through profit or loss		4,930		2,930
CWhy Inc.	Financial assets at fair value through profit or loss		2,000		2,000
Bomapp Inc.	Financial assets at fair value through profit or loss		1,999		1,999
	Insurance contract liabilities		8		2
ZOYI corporation INC.	Financial assets at fair value through profit or loss		4,551		2,000
MitoImmune Therapeutics	Financial assets at fair value through profit or loss		5,000		5,000
KB-Solidus Global Healthcare Fund	Financial assets at fair value through profit or loss		11,213		10,405
	Other assets		332		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Financial assets at fair value through profit or loss		408		—
Bioprotect Ltd.	Financial assets at fair value through profit or loss		3,602		—
GOMI CORPORATION	Financial assets at fair value through profit or loss		500		—
	Loans at amortized cost (Gross amount)		7		—
	Deposits		30		—
Copin Communications, Inc.	Financial assets at fair value through profit or loss		1,500		—
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss		1,200		—
ClavisTherapeutics, Inc.	Financial assets at fair value through profit or loss		2,000		—
S&E BIO	Financial assets at fair value through profit or loss		2,000		—
	Deposits		1,491		—
Bluepointpartners.Inc.	Financial assets at fair value through profit or loss		1,500		—
4N Inc.	Financial assets at fair value through profit or loss		200		—
	Deposits		180		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.2 Outstanding Balances with Related Party Transactions (cont’d)

(In millions of Korean won)
Associates and joint ventures		June 30 2020		December 31, 2019
Xenohelix Co.,Ltd	Financial assets at fair value through profit or loss	~~W~~	2,100	~~W~~	—
Contents First	Financial assets at fair value through profit or loss		6,146		—
	Deposits		3,082		—
	Other liabilities		4		—
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss		1,756		—
	Other assets		132		—
KB Social Impact Investment Association	Other assets		—		73
Fabric Time Co.,Ltd.	Financial assets at fair value through profit or loss		3,345		1,845
	Loans at amortized cost (Gross amount)		28		—
	Deposits		5,574		395
	Other liabilities		17		2
BNF Corporation Ltd.[1]	Financial assets at fair value through profit or loss		—		2,259
	Loans at amortized cost (Gross amount)		—		1,400
	Other assets		—		2
	Deposits		—		947
	Other liabilities		—		6
Key management	Loans at amortized cost (Gross amount)		4,374		3,538
	Allowances for loan losses		2		1
	Other assets		4		3
	Deposits		16,076		15,339
	Insurance contract liabilities		1,809		1,984
	Other liabilities		348		289
Other
Retirement pension	Other assets		615		366
	Other liabilities		17		17,620

[1]	Excluded from the Group’s related party as of June 30, 2020, and the remaining outstanding balances with the entities are omitted.

According to Korean IFRS 1024, the Group includes investments in associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated interim financial statements. Please refer to Note 12 for details on investments in associates and joint ventures.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.3 Lending transactions

Significant lending transactions with related parties for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Increase		Decrease		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	43	~~W~~	32	~~W~~	(43)	~~W~~	32
Incheon Bridge Co., Ltd.		185,564		1,825		(7,357)		180,032
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
KBTS Technology Venture Private Equity Fund		3,540		419		—		3,959
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		2,678		123		—		2,801
KB-Stonebridge Secondary Private Equity Fund		713		209		—		922
KB Cape No.1 Private Equity Fund		2,000		—		—		2,000
RAND Bio Science Co., Ltd.		1		1		(1)		1
SY Auto Capital Co., Ltd.		41,990		11,312		(13,240)		40,062
Food Factory Co., Ltd.		2,582		52		(18)		2,616
Acts Co., Ltd.		—		74		(74)		—
Paycoms Co., Ltd.		1,157		37		—		1,194
Big Dipper Co., Ltd.		11		2		(11)		2
A-PRO Co., Ltd.[1]		2,019		2,000		(4,019)		—
CARLIFE CO.,LTD.		—		9		—		9
RMGP Bio-Pharma Investment Fund, L.P.		3,419		798		—		4,217
RMGP Bio-Pharma Investment, L.P.		8		1		—		9
Hasys.		6,000		—		—		6,000
Rainist Co., Ltd.		7,504		—		—		7,504
UPRISE, Inc.		250		—		—		250
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,004		8		(4)		2,008
KB No.17 Special Purpose Acquisition Company[1]		2,683		—		(32)		2,651
KB No.18 Special Purpose Acquisition Company		3,786		2		(1)		3,787
KB No.19 Special Purpose Acquisition Company		2,043		—		(24)		2,019
KB No.20 Special Purpose Acquisition Company		1,499		1,499		—		2,998

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.3 Lending transactions (cont’d)

(In millions of Korean won)	2020
	Beginning	Increase	Decrease	Ending
KOSESEUJITO CO., LTD.	2,930	2,000	—	4,930
CWhy Inc.	2,000	—	—	2,000
Bomapp Inc.	1,999	—	—	1,999
ZOYI corporation INC.	2,000	2,551	—	4,551
MitoImmune Therapeutics	5,000	—	—	5,000
KB-Solidus Global Healthcare Fund	10,405	2,520	(1,712)	11,213
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	—	408	—	408
Bioprotect Ltd.	—	3,602	—	3,602
GOMI CORPORATION	—	507	—	507
Copin Communications, Inc.	—	1,500	—	1,500
Go2joy Co., Ltd.	—	1,200	—	1,200
ClavisTherapeutics, Inc.	—	2,000	—	2,000
S&E BIO	—	2,000	—	2,000
Bluepointpartners.Inc.	—	1,500	—	1,500
4N Inc.	—	200	—	200
Xenohelix Co.,Ltd	—	2,100	—	2,100
Contents First	—	6,146	—	6,146
KB-MDI Centauri Fund LP	—	1,756	—	1,756
Fabric Time Co.,Ltd.	1,845	1,528	—	3,373
BNF Corporation Ltd.[1]	3,659	1,000	(4,659)	—
Key management	3,538	3,525	(2,689)	4,374

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.3 Lending transactions (cont’d)

(In millions of Korean won)	2019
	Beginning		Increase		Decrease		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	22	~~W~~	42	~~W~~	(22)	~~W~~	42
Incheon Bridge Co., Ltd.		191,088		3,294		(5,256)		189,126
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
KB Cape No.1 Private Equity Fund		—		2,000		—		2,000
RAND Bio Science Co., Ltd.		1		2		(1)		2
SY Auto Capital Co., Ltd.		48,356		6,289		(7,155)		47,490
Food Factory Co., Ltd.		730		1,038		(10)		1,758
Builton Co., Ltd[1].		401		5		(2)		404
Acts Co., Ltd.		—		68		—		68
Paycoms Co., Ltd.		1,032		87		—		1,119
Big Dipper Co., Ltd.		5		4		(5)		4
JLK INSPECTION Inc.[1]		7,300		4,000		—		11,300
TESTIAN Inc[1].		615		29		—		644
RMGP Bio-Pharma Investment Fund, L.P.		3,051		109		—		3,160
RMGP Bio-Pharma Investment, L.P.		4		3		—		7
Hasys.		5,864		128		—		5,992
Rainist Co., Ltd.		2,504		—		—		2,504
Spark Biopharma, Inc.[1]		6,500		—		—		6,500
UPRISE, Inc.		250		—		—		250
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		—		3,999		—		3,999
NEXOLON CO.,LTD[1].		—		300		—		300
CellinCells Co., Ltd.		—		2,000		—		2,000
KB No.9 Special Purpose Acquisition Company[1]		2,481		—		(2,481)		—
KB No.10 Special Purpose Acquisition Company[1]		2,025		526		—		2,551
KB No.11 Special Purpose Acquisition Company[1]		737		19		—		756
KB No.17 Special Purpose Acquisition Company		—		2,760		—		2,760
KB No.18 Special Purpose Acquisition Company		—		4,088		—		4,088
KOSESEUJITO CO., LTD.		—		1,442		—		1,442
CWhy Inc.		—		2,000		—		2,000
Bomapp Inc.		—		1,999		—		1,999
ZOYI corporation INC.		—		2,000		—		2,000
Key management		2,404		1,737		(355)		3,786

[1]	Excluded from the Group’s related party as of June 30, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.4 Borrowing transactions

Significant borrowing transactions with related parties for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Borrowing		Repayment		Others[1]		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	17,966	~~W~~	1,000	~~W~~	—	~~W~~	(13,513)	~~W~~	5,453
Incheon Bridge Co., Ltd.		45,447		20,000		(20,000)		(1,229)		44,218
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		753		—		—		230		983
IWON ALLOY CO.,LTD.		—		—		—		1		1
COMPUTERLIFE CO.,LTD.,		1		—		—		1		2
SKYDIGITAL INC		25		—		—		258		283
Joyang Industry Co., Ltd.		2		—		—		(1)		1
Aju Good Technology Venture Fund		5,456		—		—		(190)		5,266
KB-KDBC Pre-IPO New Technology Business Fund		7,054		1,500		(6,500)		926		2,980
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		13,118		—		—		1,035		14,153
WJ PEF I		—		—		—		146		146
KB Star Office Private Real Estate Investment Trust No.1		8,293		2,117		(3,619)		(112)		6,679
SY Auto Capital Co., Ltd.		8		—		—		(1)		7
KB No.17 Special Purpose Acquisition Company[2]		1,742		1,525		(1,500)		(33)		1,734
KB No.18 Special Purpose Acquisition Company		2,140		2,063		(2,100)		29		2,132
KB No.19 Special Purpose Acquisition Company		1,093		—		—		(31)		1,062
KB No.20 Special Purpose Acquisition Company		1,984		—		—		(267)		1,717
RAND Bio Science Co., Ltd.		4,452		1,600		(2,200)		(1,859)		1,993
Wise Asset Management Co., Ltd.		21		—		—		(21)		—
Food Factory Co., Ltd.		1,073		1,000		—		(828)		1,245
Acts Co., Ltd.		1		—		—		7		8
Paycoms Co., Ltd.		1		—		—		—		1
Big Dipper Co., Ltd.		6		—		—		88		94
A-PRO Co., Ltd.[2]		3,201		—		—		(3,201)		—
Hasys.		—		—		—		1		1
Stratio, Inc.		726		—		—		(420)		306
CellinCells Co., Ltd.		1,545		—		—		(640)		905
Fabric Time Co.,Ltd.		395		7,002		(2,301)		478		5,574
BNF Corporation Ltd.[2]		947		—		—		(947)		—
GOMI CORPORATION		—		—		—		30		30
S&E BIO		—		—		—		1,491		1,491
KB IGen Private Equity Fund No.1[2]		147		—		—		(147)		—
KB Pre IPO Secondary Venture Fund 1st		2,955		—		—		(2,756)		199
4N Inc.		—		—		—		180		180
Contents First		—		3,000		—		82		3,082
Key management		15,338		13,799		(12,757)		(304)		16,076

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.4 Borrowing transactions (cont’d)

(In millions of Korean won)	2019
	Beginning		Borrowing		Repayment		Others[1]		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	15,674	~~W~~	—	~~W~~	(2,000)	~~W~~	(6,424)	~~W~~	7,250
Incheon Bridge Co., Ltd.		43,666		24,000		(4,000)		(18,981)		44,685
Doosung Metal Co., Ltd		3		—		—		—		3
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		1,229		—		—		(38)		1,191
CARLIFE CO.,LTD.		2		—		—		(2)		—
COMPUTERLIFE CO.,LTD.,		1		—		—		1		2
SKYDIGITAL INC		16		—		—		(2)		14
Joyang Industry Co., Ltd.		—		—		—		4		4
Aju Good Technology Venture Fund		6,439		—		—		(4,607)		1,832
KB-KDBC Pre-IPO New Technology Business Fund		7,088		7,000		(7,000)		(5,059)		2,029
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		18,813		—		—		(12,121)		6,692
KB Star Office Private Real Estate Investment Trust No.1		7,946		2,926		(3,010)		444		8,306
SY Auto Capital Co., Ltd.		5		—		—		—		5
KB No.9 Special Purpose Acquisition Company[2]		2,275		—		(2,266)		(9)		—
KB No.10 Special Purpose Acquisition Company[2]		1,666		—		(180)		98		1,584
KB No.11 Special Purpose Acquisition Company[2]		658		—		—		(28)		630
KB No.17 Special Purpose Acquisition Company		—		1,500		—		—		1,500
KB No.18 Special Purpose Acquisition Company		—		2,200		(100)		—		2,100
RAND Bio Science Co., Ltd.		232		—		—		7,979		8,211
Wise Asset Management Co., Ltd.		696		—		(682)		10		24
Builton Co., Ltd. [2]		7		—		—		(2)		5
Food Factory Co., Ltd.		68		—		—		334		402
Acts Co., Ltd.		29		—		—		74		103
Paycoms Co., Ltd.		1		—		—		(1)		—
Big Dipper Co., Ltd.		182		—		—		(173)		9
A-PRO Co., Ltd. [2]		2,201		—		—		1		2,202
JLK INSPECTION Inc.		—		—		—		1		1
Rainist Co., Ltd.		1		—		—		—		1
Spark Biopharma, Inc. [2]		2,630		—		(1,000)		(420)		1,210
Stratio, Inc.		516		—		—		937		1,453
NEXOLON CO.,LTD[2].		—		—		(200)		200		—
KB IGen Private Equity Fund No.1[2]		148		—		—		(1)		147
KB Pre IPO Secondary Venture Fund 1st		1,115		—		—		(1,038)		77
Key management		13,818		8,383		(6,580)		233		15,854

[1]	Transactions from operating activities with related parties (i.e. such as settlement, deposit on demand, etc.) are netted.
[2]	Excluded from the Group’s related party as of June 30, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.5 Equity investments and withdrawal

Significant investment and collection transaction with related parties for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020				2019
	Equity investments		Withdrawal and others		Equity investments		Withdrawal and others
Balhae Infrastructure Company	~~W~~	430	~~W~~	3,484	~~W~~	191	~~W~~	3,429
KB GwS Private Securities Investment Trust		—		4,167		—		4,084
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No.2		—		3,230		—		—
POSCO-KB Shipbuilding Fund		5,000		2,125		—		—
KB Pre IPO Secondary Venture Fund 1st		—		418		—		—
KB-KDBC Pre-IPO New Technology Business investment Fund		—		1,000		—		—
KB-SJ Tourism Venture Fund		1,000		—		1,500		—
Korea Credit Bureau Co., Ltd.		—		90		—		135
KB-UTC Inno-Tech Venture Fund		9,675		—		—		—
KB-Solidus Global Healthcare Fund		10,920		2,990		—		—
KB-Stonebridge Secondary Private Equity Fund		1,533		—		7,070		—
WJ PEF I		10,000		—		—		—
All Together Korea Fund 2		100,000		—		—		—
KB Star Office Private Real Estate Investment Trust No.1		—		621		—		624
KB SPROTT Renewable Private Equity FundI		2,683		—		472		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		2,448		—		—		—
KoFC KBIC Frontier Champ 2010-5(PEF)[1]		—		—		—		138
KBTS Technology Venture Private Equity Fund		—		—		1,792		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.5 Equity investments and withdrawal (cont’d)

(In millions of Korean won)	2020		2019
	Equity investments	Withdrawal and others	Equity investments	Withdrawal and others
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	—	—	5,000	—
KB Cape No.1 Private Equity Fund.	—	—	2,000	—
KB No.9 Special Purpose Acquisition Company[1]	—	—	—	16
KB No.17 Special Purpose Acquisition Company	—	—	1	—
KB No.18 Special Purpose Acquisition Company	—	—	1	—

[1]	Excluded from the Group’s related party as of June 30, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.6 Unused commitments

Unused commitments to related parties as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won or in a US Dollar)		June 30, 2020		December 31, 2019
Associates and joint ventures
Balhae Infrastructure Fund	Purchase of security investment	~~W~~	6,897	~~W~~	7,327
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		568		557
KB GwS Private Securities Investment Trust	Purchase of security investment		—		876
Aju Good Technology Venture Fund	Purchase of security investment		—		1,154
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused commitments of credit card		94		93
KoFC POSCO HANHWA KB	Purchase of security investment		—		12,550
Shared Growth Private Equity Fund No. 2	Preferred loss allowance agreement		10,000		10,000
SY Auto Capital Co., Ltd.	Loan commitments in Korean won		—		8,100
	Unused commitments of credit card		88		60
KB No.18 Special Purpose Acquisition Company	Unused commitments of credit card		15		15
KB No.19 Special Purpose Acquisition Company	Unused commitments of credit card		—		1
CellinCells Co., Ltd	Unused commitments of credit card		16		20
RAND Bio Science Co., Ltd.	Unused commitments of credit card		24		24
Food Factory Co., Ltd.	Unused commitments of credit card		26		25
Big Dipper Co., Ltd.	Unused commitments of credit card		98		89
Fabric Time Co.,Ltd.	Unused commitments of credit card		471		—
GOMI CORPORATION	Unused commitments of credit card		8		—
KB Pre IPO Secondary Venture Fund 1st	Preferred loss allowance agreement		1,671		1,671
POSCO-KB Shipbuilding Fund	Purchase of security investment		—		5,000

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.6 Unused commitments (cont’d)

(In millions of Korean won and US Dollar)
		June 30, 2020	December 31, 2019
Associates and joint ventures
KBTS Technology Venture Private Equity Fund	Purchase of security investment	~~W~~ 5,936	~~W~~ 5,936
KB-SJ Tourism Venture Fund	Purchase of security investment	1,000	2,000
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Purchase of security investment	18,000	18,000
KB SPROTT Renewable Private Equity Fund I	Purchase of security investment	22,285	22,833
KB-Stonebridge Secondary Private Equity Fund	Purchase of security investment	26,397	27,930
KB Social Impact Investment Association	Purchase of security investment	3,000	3,000
BNF Corporation Ltd. [1]	Loan commitments in Korean won	—	360
A-PRO Co., Ltd. [1]	Unused commitments of credit card	—	96
KB-UTC Inno-Tech Venture Fund	Purchase of security investment	13,275	22,050
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of security investment	27,552	—
All Together Korea Fund 2	Purchase of security investment	900,000	—
KB-Solidus Global Healthcare Fund	Purchase of security investment	12,720	24,700
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of security investment	US$ 8,441,595	US$ 8,911,002
RMGP Bio-Pharma Investment, L.P.	Purchase of security investment	US$ 12,483	US$ 13,150
KB-MDI Centauri Fund LP	Purchase of security investment	US$ 13,537,500	—
Key management	Loan commitments in Korean won	1,689	1,695

[1]	Excluded from the Group’s related party as of June 30, 2020.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

41.7 Executive compensation

Compensation to key management for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	3,826	~~W~~	371	~~W~~	(94)	~~W~~	4,103
Registered directors (non-executive)		533		—		—		533
Non-registered directors		5,246		220		604		6,070

	~~W~~	9,605	~~W~~	591	~~W~~	510	~~W~~	10,706

(In millions of Korean won)	2019
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	3,972	~~W~~	259	~~W~~	3,520	~~W~~	7,751
Registered directors (non-executive)		467		—		—		467
Non-registered directors		4,509		157		3,138		7,804

	~~W~~	8,948	~~W~~	416	~~W~~	6,658	~~W~~	16,022

41.8 Collateral

Details of collateral received from related parties as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)
		June 30, 2020		December 31, 2019
Associates
KB Star Office Private Real Estate Investment Trust No.1	Real estate	~~W~~	13,000	~~W~~	13,000
Key management	Time deposits and others		222		192
	Real estate		4,063		2,922

As of June 30, 2020, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering completed risk insurance, and management rights as senior collateral amounting to ~~W~~611,000 million to a financial syndicate that consists of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~384,800 million to subordinated debt holders that consist of the Group and two other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~400,000 million as collateral to a financial syndicate consisting of the Group and 5 other institutions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

42. Business Combination

On April 10, 2020, the Group acquired a 70 percent share in PRASAC Microfinance Institution PLC. (“PRASAC”), a microfinance company in Cambodia, for US$ 603 million from an existing stockholder. Therefore, PRASAC became a subsidiary to the Group.

The main purpose of the business combination is to improve competitiveness of global business by maximizing the operational synergy with foreign subsidiaries.

(In millions of Korean won)	2020
Consideration
Cash	~~W~~	733,976

Total consideration transferred		733,976

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		658,865
Loans at amortized cost		3,194,211
Financial investments		35
Property and equipment		24,472
Intangible assets		1,821
Current income tax assets		873
Deferred income tax assets		26,330
Other assets		37,325

Total Assets		3,943,932

Deposits		2,222,944
Debts		1,038,684
Debentures		89,570
Current income tax liabilities		9,238
Deferred income tax liabilities		323
Other liabilities		101,696

Total Liabilities		3,462,455

Total identifiable net assets[3]	~~W~~	481,477

Non-controlling interests[1]		144,443
Goodwill[2]		396,942

[1]	Measured at the proportionate share(30%) of the fair value of the PRASAC’s net assets as of the acquisition date.
[2]	As a result of the business combination, there was a goodwill and the Group recognized it as intangible assets in the consolidated statement of financial position.
[3]

The fair value of the net identifiable assets is temporarily determined, which can be adjusted during the measurement period permitted by K-IFRS No.1103 “Business Combinations” based on new information about facts and circumstances that existed as of the acquisition date.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

42. Business Combination (cont’d)

Details of loans acquired are as follows:

(In millions of Korean won)	2020
Carrying amount of existing loans	~~W~~	3,256,059
Present value of contractual cash flows not expected to be paid		(61,848)
Fair value of loans		3,194,211

The Group has signed an agreement with the existing shareholders of PRASAC. The existing shareholders have the right of put option to sell 30% of the remaining shares to the Group, and they are entitled to exercise their rights at the exercise price calculated on the basis of the adjusted book value of net asset as of 2021 year-end, within six months from the issue date of the audit report or the confirmation date of the adjusted value. If existing shareholders do not exercise the put option within the exercise period, the Group has the right of call option to buy the shares of existing shareholders within six months from the end of the put option exercisable period. All stockholders are restricted from selling shares or additional pledge before exercising the put option and call option. In addition, the Group has agreed to pay dividends to existing shareholders of PRASAC amounting 30% of the adjusted book value (of net asset) over USD 3.7 million; this payment can be added to the exercised price of put option in accordance with agreement with shareholders.

Amount of the recognized liabilities and deducted equity in relation to the above agreement with shareholders are as follows:

(In millions of Korean won)	2020
Agreement with shareholders (purchase of remaining shares and payment of dividends)
Other payables (present value of exercising price of options)	~~W~~	308,236
Other payables (present value of expected dividends)		102,986

		411,222

Attributable to ordinary equity holders of the Parent Company (capital surplus)		(411,222)

Operating income and net profit of PRASAC for the period after the acquisition date were ~~W~~43,679 million and ~~W~~35,080 million, respectively, which are reflected in the consolidated statement of comprehensive income. If PRASAC was consolidated from the beginning of the current period, its operating income and net profit to be reflected in the consolidated statement of comprehensive income would be ~~W~~ 79,631 million and ~~W~~ 63,954 million, respectively.